

Campbell's®

150TH

1869 – 2019

Real food. Real results.

Campbell Soup Company

Notice of 2019 Annual Meeting of
Shareholders and Proxy Statement



NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

WHEN

Wednesday, November 20, 2019
4:00 p.m. Eastern Time

WHERE

Campbell Soup Company
World Headquarters
One Campbell Place
Camden, NJ 08103

ITEMS OF BUSINESS

1. Elect the 12 director nominees recommended by the Board for a one-year term.

2. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2020.

3. Vote on an advisory resolution to approve the fiscal 2019 compensation of our named executive officers, commonly referred to as a "Say on Pay" vote.

4. Transact any other business properly brought before the meeting.

RECORD DATE

Shareholders of record as of the close of business on September 23, 2019 are entitled to notice of, and to vote at, the 2019 Annual Meeting of Shareholders.

Your vote is extremely important. Even if you plan to attend the 2019 Annual Meeting in person, please vote as soon as possible using the internet, by telephone, or by completing, signing, dating and returning your proxy card or voting instruction form.

Thank you for your continued support, interest and investment in Campbell Soup Company.

By Order of the Board of Directors,

Charles A. Brawley, III
Vice President, Corporate Secretary and
Deputy General Counsel

October 4, 2019

PROXY VOTING

Your vote is extremely important. Even if you plan to attend the annual meeting in person, please vote as soon as possible using the internet, by telephone, or by completing, signing, dating and returning your proxy card.



Using the Internet and voting at the website listed on the proxy card or the e-proxy notice;



Using the toll-free phone number listed on the proxy card or voting instruction form; or



Signing, dating and mailing the proxy card or voting instruction form in the enclosed postage-paid envelope.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

On or about October 4, 2019, we began mailing a Notice Regarding Internet Availability of Proxy Materials ("Notice") to our shareholders, and mailing paper copies of the proxy statement and the accompanying proxy card and other proxy materials to those shareholders who specifically requested paper copies. The proxy materials were also posted to **www.envisionreports/cpb** on this date for access by registered shareholders. Shareholders who do not own shares in their own name, but own shares through a bank or broker, may access our proxy materials, including our annual report for the fiscal year ended July 28, 2019 at **www.edocumentview.com/cpb**.

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TABLE OF CONTENTS

ELECTION OF DIRECTORS

CORPORATE GOVERNANCE POLICIES AND PRACTICES

AUDIT MATTERS

SAY ON PAY

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

EXECUTIVE COMPENSATION TABLES

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

OTHER INFORMATION

APPENDIX A

WHERE TO OBTAIN FURTHER INFORMATION

Shareholders may receive a copy of our Annual Report on Form 10-K for the fiscal year ended July 28, 2019 ("2019 Form 10-K"), and copies of our Code of Business Conduct and Ethics, Corporate Governance Standards, and the charters of the four standing committees of the Board of Directors, without charge, by:

(1) writing to Investor Relations, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103;

(2) calling 1-800-840-2865; or

(3) e-mailing the Company's Investor Relations Department at investorrelations@campbellsoup.com.

These documents are or will be available on our corporate website at www.campbellsoupcompany.com.

Shareholders may elect to receive future distributions of annual reports and proxy statements by electronic delivery and vote Campbell shares online. To take advantage of this service you will need an e-mail account and access to an Internet browser. To enroll, go to the Investor Center on www.campbellsoupcompany.com and click on "E-Delivery of Materials."

PROXY STATEMENT SUMMARY

The Board of Directors (the "Board") of Campbell Soup Company (the "Company," "we," "us," "our" or "Campbell") is furnishing this proxy statement and soliciting proxies in connection with the proposals to be voted on at the Campbell Soup Company 2019 Annual Meeting of Shareholders ("2019 Annual Meeting") and any postponements or adjournments thereof. This summary highlights certain information contained in this proxy statement, but does not contain all of the information you should consider when voting your shares. Please read the entire proxy statement carefully before voting.

2019 Annual Meeting Information	
Date	November 20, 2019
Time	4:00 p.m. Eastern Time
Location	Campbell Soup Company World Headquarters One Campbell Place Camden, NJ 08103
Record Date	September 23, 2019
Admission	To attend the 2019 Annual Meeting in person, you will need proof of ownership and government-issued photographic identification.
Stock Symbol	CPB
Stock Exchange	New York Stock Exchange ("NYSE")
Corporate Website	www.campbellsoupcompany.com

Meeting agenda

Proposals

- Election of 12 Board-recommended director nominees to the Board of Directors for a one-year term
- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2020
- "Say on Pay" advisory resolution to approve fiscal 2019 executive compensation
- Transact other business that may properly come before the meeting

VOTING MATTERS AND VOTE RECOMMENDATIONS

Item	Board Recommendation	Vote Standard	Reasons for Recommendation	More Information
1. Election of 12 Board-recommended director nominees to the Board of Directors for a one-year term	**FOR EACH NOMINEE**	Majority of the votes cast	The Board and the Governance Committee believe the individuals recommended by the Board possess the skills, experience and qualifications to effectively monitor performance, provide oversight and support management's execution of Campbell's long-term strategy.	Page 13
2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2020	**FOR**	Majority of the votes cast	The Audit Committee believes that the re-appointment of PricewaterhouseCoopers LLP is in the best interests of Campbell and our shareholders.	Page 31
3. "Say on Pay" advisory resolution to approve fiscal 2019 executive compensation	**FOR**	Majority of the votes cast	The Board and the Compensation and Organization Committee believe our executive compensation program incorporates a number of compensation governance best practices and aligns to performance.	Page 34

Vote in Advance of the Meeting			**Vote in Person**
Internet	**Telephone**	**Mail**	
			
Using the Internet and voting at the website listed on the proxy card or e-proxy notice.	Using the toll-free phone number listed on the proxy card/voting instruction form.	Signing, dating and mailing the proxy card in the enclosed postage paid envelope.	See page 12 for details on how to attend the 2019 Annual Meeting.

OUR STRATEGY

On August 30, 2018, we announced a number of significant actions coming out of our Board-led strategic review to improve performance and drive shareholder value. These actions included:

- Focusing the Company on two distinct businesses, Snacks and Meals & Beverages, in our core North American market;
- Pursuing the divestitures of Campbell Fresh and Campbell International to focus and improve the Company's portfolio, with the proceeds used to significantly reduce debt; and
- Increasing our cost savings target.

This strategic review helped us to establish a clear set of objectives for fiscal 2019.

Defined the Issues	• Return focus on the core • Reduce debt • Better align the organization
Established Priorities	• Simplify the portfolio via divestitures • Stabilize key businesses • Deliver synergies and enterprise savings • Improve accountability
Set Clear Expectations	• Committed to improved execution • Annual targets grounded in reality

We have made significant progress against the new strategy, including:

- Focused our organization into a two-division operating model in our core North American market;
- Completed the divestiture of our Campbell Fresh businesses, which included Garden Fresh Gourmet and Bolthouse Farms, and announced signed agreements to divest the businesses comprising Campbell International and will use the net proceeds of approximately $3 billion from the divestitures to significantly reduce debt;
- Over-delivered cost savings programs while stabilizing margins;
- Improved trends and relationships at key retailers;
- Moderated top-line declines; and
- Met or exceeded our own financial goals for four consecutive quarters.

We encourage you to review our Annual Report to Shareholders that will accompany this Proxy Statement for additional information on our fiscal 2019 performance and our financial results.

ITEM 1 | ELECTION OF DIRECTORS

DIRECTOR NOMINEES

Your Board recommends a vote FOR all of the nominees listed below:

Name	Director Since	Independent	Primary Position	Board Committee Composition			
				Audit	Comp. & Org.	Finance & Corp. Dev.	Governance
Fabiola R. Arredondo	2017	✓	Managing Partner Siempre Holdings	✓		✓	
Howard M. Averill *(Audit Committee Financial Expert)*	2017	✓	Former Chief Financial Officer, Time Warner Inc.	✓ (C)		✓	
John P. (JP) Bilbrey	2019	✓	Former Chairman/CEO, The Hershey Company		✓		✓
Mark A. Clouse	2019		President/CEO Campbell Soup Company				
Bennett Dorrance	1989	✓	Managing Director, DMB Associates		✓		✓
Maria Teresa (Tessa) Hilado *(Audit Committee Financial Expert)*	2018	✓	Former Chief Financial Officer, Allergan plc	✓		✓ (C)	
Sarah Hofstetter	2018	✓	Former President, ComScore, Inc.	✓			✓
Marc B. Lautenbach	2014	✓	CEO, Pitney Bowes Inc.		✓ (C)	✓	
Mary Alice D. Malone	1990	✓	President, Iron Spring Farm, Inc.		✓	✓	
Keith R. McLoughlin *Independent Board Chair*	2016	✓	Former Interim President/CEO, Campbell Soup Company; Former President/CEO AB Electrolux				
Kurt T. Schmidt	2018	✓	Former President/CEO, Blue Buffalo		✓		✓
Archbold D. van Beuren	2009	✓	Former Senior Vice President, Campbell Soup Company	✓			✓ (C)

Committee composition shown above is as of the date of this proxy statement and reflects changes made as of September 26, 2019. Current committee assignments are indicated by a (✓), and committee chairs are indicated by (C). Additional information about each nominee's background and experience can be found beginning on page 16.

COMPOSITION OF THE CAMPBELL SOUP COMPANY BOARD

Gender Diversity



4 Women

8 Men

Independence



1 Non-independent

11 Independent

Tenure of Independent Director Nominees



2 6-10 years

2 Over 10 years

7 0-5 years

7.91 years Average Tenure

Age of Independent Director Nominees



1 70s

1 40s

5 60s

4 50s

60.14 years Average Age

We have a diverse, independent Board. 4 of our 12 Director nominees are women, and 11 of our 12 Director nominees are independent, including our Board Chair. All members of the Audit, Compensation and Organization, Finance and Corporate Development and Governance Committees are independent.

The Board is composed of Directors who bring a mix of fresh perspectives and deeper experience, and includes three long-term, significant shareholders who are descendants of our founder. Since the beginning of 2016, we have refreshed the Board with the addition of 7 new independent directors. The average tenure of our director nominees is approximately 7.91 years. All Directors are committed to the Company's long-term success and creating value for all shareholders.

Skills and Experience

As a group, our independent Director nominees possess a broad range of experience and skills including:



- Senior Leadership — 73%
- Food or Consumer Products Industry — 73%
- Marketing — 55%
- Strategic Transactions; M&A — 73%
- Capital Allocation — 82%
- Financial Expertise — 55%
- Information Technologies — 36%
- Significant Shareholder — 27%
- Corporate Governance — 73%
- Public Company Board Experience — 64%

 See Director biographies beginning on page 16 for further detail.

Corporate Governance Highlights

Director and Committee Independence	▪ 11 of 12 director nominees are independent ▪ 4 fully independent Board committees: Audit, Compensation and Organization, Finance and Corporate Development and Governance
Board Accountability	▪ Annual election of directors ▪ Simple majority voting standard in uncontested elections ▪ Shareholder ability to act by written consent and call special meeting
Board Leadership	▪ Independent Board Chair
Board Evaluation and Effectiveness	▪ Annual Board and Committee self-assessments ▪ Annual director evaluations ▪ Annual independent director evaluation of the Board Chair and the CEO
Board Refreshment and Diversity	▪ Balance of new and experienced directors, with tenure of independent director nominees averaging 7.91 years ▪ Added 7 new independent directors since the beginning of 2016, including 3 new independent directors in last 12 months ▪ 4 of 12 director nominees are women ▪ Average age of independent director nominees is 60.14 years
Director Engagement	▪ Directors attended at least 91% of Board and Committee meetings in fiscal 2019 ▪ Corporate Governance Standards limit director membership on other public company boards ▪ Shareholder ability to contact directors (as described on page 26)
Director Access	▪ Significant interaction with senior business leaders through regular business reviews and board presentations ▪ Directors have access to senior management and other employees ▪ Directors have the ability to hire outside experts and consultants as they deem necessary
Clawback and Anti-Hedging Policies	▪ Clawback policy permits the Company to recoup incentive compensation upon a material financial restatement resulting from fraud or intentional misconduct ▪ Insider Trading Policy prohibits all directors, officers and employees from engaging in any hedging investments involving Campbell stock

Share Ownership	▪ Robust stock ownership guidelines for directors and executive officers
	  ○ CEO required to hold shares equivalent to 6x salary
	  ○ Other named executive officers are required to hold shares equivalent to 3.5x salary
	  ○ Directors required to hold shares equivalent to 5x the cash portion of their annual retainer within five years of first joining the Board

ITEM 2 | RATIFICATION OF AUDITORS

Based on the Audit Committee's assessment of PricewaterhouseCoopers LLP's performance, qualifications and independence, it believes their re-appointment for fiscal 2020 is in the best interests of Campbell and our shareholders. Shareholder ratification of the appointment is not required under the laws of the State of New Jersey or our Certificate of Incorporation or By-Laws, but as a matter of good corporate governance, the Board is submitting this proposal to shareholders. Even if the appointment is ratified, the Audit Committee may select a different audit firm at any time during the year if it determines that this would be in the best interests of Campbell and our shareholders.

ITEM 3 | ADVISORY VOTE ON FISCAL 2019 EXECUTIVE COMPENSATION

We offer a total compensation package that is designed to attract, motivate and retain talent of the caliber needed to deliver successful business performance in absolute terms and relative to competition. Our compensation program is designed to link pay to Company, division and individual performance.

The objectives of our executive compensation program are to:

 Align the financial interests of our named executive officers ("NEOs") with those of our shareholders, in both the short and long term

 Provide incentives for achieving and exceeding our short- and long-term goals

 Attract, motivate and retain key executives by providing total compensation that is competitive with compensation paid at other companies in the food, beverage and consumer products industries

 Differentiate the level of compensation based on individual and business unit performance, leadership potential and level of responsibility within the organization

Our executive compensation program reflects the following best practices:

WE DO	WE DO NOT
✓ Maintain a strong alignment between corporate performance and compensation	✘ Have an employment agreement with our Chief Executive Officer or any other NEO
✓ Annually review the risk profile of our compensation programs and maintain risk mitigators	✘ Pay dividends or dividend equivalents to NEOs on unearned equity awards
✓ Use an independent compensation consultant retained directly by the Compensation and Organization Committee	✘ Reprice stock options without the approval of Campbell shareholders
✓ Use "double-trigger" change in control provisions in all change in control agreements with our NEOs	✘ Provide tax-gross ups in any change in control agreement entered into after January 1, 2011
✓ Have a policy that allows for the clawback of incentive compensation upon a material financial restatement resulting from fraud or intentional misconduct	✘ Allow any directors or officers to hedge Campbell common stock
✓ Maintain robust stock ownership guidelines for all executive officers	✘ Allow any directors or executive officers to pledge Campbell common stock (subject to grandfathering)

Our pay mix places the greatest emphasis on performance-based incentives, which are not guaranteed. Approximately 87% of our Chief Executive Officer's fiscal 2019 target total direct compensation, and approximately 78% of the average fiscal 2019 target total direct compensation of our other NEOs, was at risk:

CEO

87% at-risk

Base Salary 13%	Bonus 19%	LTI 68%

Other NEOs

78% at-risk

Base Salary 22%	Bonus 20%	LTI 58%

Please see the Compensation Discussion and Analysis, beginning on page 35, for a more detailed discussion of our executive compensation program.

2019 ANNUAL MEETING INFORMATION

2019 Proxy Materials

Why am I receiving these proxy materials?

You received printed versions of these materials because you owned shares of Campbell common stock on September 23, 2019, the record date, and that entitles you to notice of, and to vote at, the 2019 Annual Meeting. This proxy statement describes the matters to be voted on at the meeting and provides information on those matters. The proxy materials (which include our annual report to shareholders for the fiscal year ended July 28, 2019) provide certain information about the Company that we must disclose to you when the Board of Directors solicits your proxy.

Why did I receive a Notice Regarding Internet Availability of Proxy Materials instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a paper copy of our proxy materials to all of our shareholders, we have again decided to provide access to our proxy materials to many shareholders via the Internet. We believe this decision reduces both the amount of paper necessary to produce the materials and the costs associated with mailing the materials to all shareholders.

On or about October 4, 2019, we sent a Notice Regarding Internet Availability of Proxy Materials ("Notice") to most of our shareholders. These shareholders have the ability to access the proxy materials on a website referred to in the Notice, or request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

How can I get a paper copy of the proxy materials?

The Notice contains instructions on how to obtain a paper copy of all proxy materials – including this proxy statement, our 2019 Annual Report to Shareholders and a proxy card. If you would like to receive paper copies of our proxy materials, please follow the instructions on the Notice and submit your request by November 1, 2019 to ensure that you receive the materials before the 2019 Annual Meeting.

How can I get electronic access to the proxy materials?

Shareholders may elect to receive future distributions of proxy materials by electronic delivery. To take advantage of this service you will need an e-mail account and access to an Internet browser. To enroll, go to the Investor Center on www.campbellsoupcompany.com and click on "E-Delivery of Materials." Your enrollment for electronic delivery of proxy materials will remain in effect until you terminate it or for so long as the email address provided by you is valid.

Registered shareholders (your shares are registered in your own name with our transfer agent) may access the 2019 proxy materials at www.envisionreports.com/cpb. Shareholders who are the beneficial owners of shares held in street name (you hold your shares through a broker, bank or other holder of record) may access the 2019 proxy materials at: www.edocumentview.com/cpb. Our 2019 proxy materials are also available in the Investor Center section of our website at www.campbellsoupcompany.com.

What is "householding"?

We are sending only one Notice or one copy of our proxy materials to shareholders who share the same last name and address, unless they have notified us that they want to receive multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and printing and postage costs. If any shareholder residing at such address wishes to receive a separate copy of our proxy materials in the future, or, if any shareholders sharing an address are receiving multiple copies of the Notice or proxy materials and would like to request delivery of a single copy, he or she may contact the Office of the Corporate Secretary, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103, (856) 342-4800.

Voting Procedures

Who may vote at the 2019 Annual Meeting?

Only shareholders of record at the close of business on September 23, 2019, the record date for the meeting, are entitled to notice of, and to vote at, the 2019 Annual Meeting and any adjournment or postponement thereof.

How do I vote?

Whether you are a shareholder of record or a beneficial owner whose shares are held in street name, you can vote any one of four ways:

- *Via the Internet.* You may vote by visiting the website and entering the control number found in the Notice, proxy card or voting instruction form.

- *By Telephone.* You may vote by calling the toll-free number found in the Notice, proxy card or voting instruction form.
- *By Mail.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the postage-paid envelope provided.
- *In Person.* If you are a shareholder of record and you plan to attend the 2019 Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You also may vote in person at the 2019 Annual Meeting. Bring your printed proxy card if you received one by mail. Otherwise, the Company will give shareholders of record a ballot at the 2019

Annual Meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the 2019 Annual Meeting and vote in person.

What constitutes a quorum at the 2019 Annual Meeting?

A majority of all outstanding shares entitled to vote at the 2019 Annual Meeting will constitute a quorum, which is the minimum number of shares that must be present or represented by proxy at the meeting to transact business. Votes "for" and "against", "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. As of September 23, 2019, we had 301,186,638 shares of common stock issued, outstanding and entitled to vote at the 2019 Annual Meeting.

Once a share is counted as present at the meeting, it will be deemed present for quorum purposes for the entire meeting and for any adjournments of the meeting unless a new record date is set.

What is the voting requirement to approve each of the proposals?

Assuming a quorum is present, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Can I revoke my proxy or change my vote after I vote by proxy?

Yes, you may revoke your proxy or change your vote at any time prior to the 2019 Annual Meeting by:

- voting again via the Internet or by telephone,
- completing, signing, dating and returning a new proxy card or voting instruction card with a later date, or
- notifying the Office of the Corporate Secretary in writing that you are revoking your vote and attending the Annual Meeting and voting in person.

How do abstentions, unmarked proxy cards and broker non-votes affect the voting results?

Abstentions: Abstentions will not count as votes cast "for" or "against" a matter, and therefore will not affect the voting results.

Unmarked proxy cards: If you sign and return a proxy card or voting instruction card but do not mark how your shares are to be voted, the individuals named as proxies will vote your shares, if permitted, in accordance with the Board's recommendations.

Broker Non-Votes: If you are the beneficial owner of shares held for you by a broker, your broker must vote those shares in accordance with your instructions. If you do not provide your broker with instructions as to how to vote such shares, your broker will only be able to vote your shares at its discretion on certain "routine" matters as permitted by NYSE rules. Item 2 – Ratification of Appointment of Independent Registered Public Accounting Firm is the only proposal considered a routine matter to be presented at the 2019 Annual Meeting. Brokers will not be permitted to vote your shares on any of the other matters presented at the 2019 Annual Meeting without your voting instructions. If you do not provide voting instructions on these matters, including the election of the director nominees named herein, the shares will be considered "broker non-votes" with respect to such matters. Broker non-votes are included in the number of shares considered to be present at the meeting for purposes of determining a quorum, but will not count as votes cast "for" or "against" any director nominee or other proposal.

How do I vote my 401(k) Plan shares?

To vote your Campbell Soup Company 401(k) Retirement Plan shares, you must sign and return the proxy card or vote via the Internet or telephone as instructed in the proxy materials. If you do not provide voting instructions by November 13, 2019, the trustee will vote your shares in the same proportion as the shares of other participants for which the trustee has received proper voting instructions.

Where can I find the voting results of the 2019 Annual Meeting?

We expect to announce preliminary voting results at the 2019 Annual Meeting. We will also disclose the voting results on a Form 8-K filed with the Securities and Exchange Commission ("SEC") on or before November 26, 2019.

How are proxies solicited and what is the cost?

This solicitation of proxies is authorized by, and made on behalf of, our Board of Directors, and we will bear the cost.

Proxy solicitation material will be distributed to shareholders, and our directors, officers and employees may communicate with shareholders to solicit their proxies. They will not receive any additional compensation for these activities. Brokers, banks and others holding stock in their names, or in names of nominees, may request and forward proxy solicitation material to beneficial owners and seek authority for execution of proxies, and we will reimburse them for their expenses in so doing at the rates approved by the NYSE.

Attending the 2019 Annual Meeting

How can I attend the 2019 Annual Meeting in person?

The 2019 Annual Meeting will be held at Campbell Soup Company World Headquarters, One Campbell Place, Camden, NJ 08103 on November 20, 2019. Doors to the meeting room will open at approximately 3:45 p.m.

Attendance at the 2019 Annual Meeting is limited to shareholders (or their authorized representatives) as of September 23, 2019, and members of their immediate family. All attendees must present proof of share ownership and a valid, government-issued photographic identification to enter the meeting. Cameras, audio and video recorders and similar electronic recording devices will not be allowed in the meeting room. We will also request that all cellular phones, smartphones, tablets, pagers and laptops be turned off.

ITEM 1 — ELECTION OF DIRECTORS

Our Board has general oversight responsibility for the Company's affairs pursuant to the New Jersey Business Corporation Act and the Company's Restated Certificate of Incorporation and By-Laws. In exercising its fiduciary duties, the Board represents and acts on behalf of the Company's shareholders and is committed to strong corporate governance, as reflected through its policies and practices. The Board is deeply involved in the Company's strategic planning process, leadership development, succession planning, and oversight of risk management.

The Campbell By-Laws give the Board the authority to determine the number of directors. The Board is currently comprised of 14 directors, 12 of whom have been nominated by the Board for election. Randall W. Larrimore has reached age 72 and, pursuant to our Corporate Governance Standards, is not being nominated for re-election and will retire from the Board as of the 2019 Annual Meeting. Nick Shreiber has chosen not to stand for re-election and his current term will end as of the 2019 Annual Meeting. Mr. Shreiber's decision to not stand for re-election is not due to a disagreement with Campbell relating to our operations, policies or practices.

Directors are to be elected to hold office until the next Annual Meeting of Shareholders and until their successors are elected and shall have qualified, or until their earlier resignation, retirement or removal. Directors are elected by a majority of the votes cast; abstentions and broker non-votes will not be counted as votes cast on this proposal.

DIRECTOR QUALIFICATIONS AND BOARD COMPOSITION

The Governance Committee is responsible for investigating, reviewing and evaluating the qualifications of candidates for membership on the Board and for assessing the contributions and performance of directors eligible for re-election. It is also responsible for recommending director nominees for approval by the Board and nomination for election by shareholders.

Campbell is a manufacturer and marketer of high-quality, branded food and beverage products. A company of our size must have strong governance, as well as leaders who understand our diverse consumers and business needs. The Governance Committee strives to maintain an engaged, independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders. The Governance Committee works with the Board to determine the composition of the Board as a whole, and believes that the current composition of the Board reflects an appropriate mix of tenure, skill sets, experience, and qualifications that are relevant to the business and governance of the Company.

The Governance Committee believes that all directors should be persons of the highest personal and professional ethics, integrity and values who abide by exemplary standards of business and professional conduct and demonstrate commitment to representing the long-term interests of the Company's shareholders. Directors should bring an inquisitive and objective perspective, practical wisdom and mature judgment to the Board and be committed to devoting the time and attention necessary to fulfill their duties and responsibilities. In furtherance of these objectives, the Governance Committee considers a wide range of factors when nominating candidates for election to the Board, including:

- ▪ *Skills, leadership experience and professional expertise.* The Governance Committee is committed to ensuring we have an experienced, qualified Board that has the collective skills, leadership experience and professional expertise gained through work experience and board service, in areas relevant to Campbell, such as:

  - ○ **Senior Leadership** - Is or has been the Chief Executive Officer, Chief Operating Officer or other C-suite officer of a large public or private corporation. Directors with C-suite leadership experience demonstrate a practical understanding of strategy, risk management, talent management and how large organizations operate.

  - ○ **Food or Consumer Products Industry** - Has experience in the food or consumer products industry, or other complementary field, such as retail. Directors with experience in dealing with consumers, particularly in the areas of producing and selling products or services to consumers, provide valuable market and consumer insights, as well as contribute a broad understanding of industry trends.

  - ○ **Marketing** - Has experience in marketing, brand management, or marketing strategy. Directors with experience identifying, developing and marketing new products, as well as identifying new areas for existing products, can positively impact the Company's operational results, including by helping the Company understand and anticipate evolving marketing practices.

  - ○ **Strategic Transactions; Mergers & Acquisitions** - Has experience with complex strategic transactions, including mergers, acquisitions and divestitures, as well as the successful integration of acquired businesses. Directors who have experience leading organizations through significant strategic transactions, including acquisitions, divestitures and integration, will provide guidance and oversight as the Company implements its strategy.

  - ○ **Capital Allocation** - Has experience allocating capital resources across a large, complex enterprise. Directors with experience allocating capital for large and complex enterprises is important to achieving our financial and strategic objectives, as these individuals provide valuable insights as the Company continues to reduce costs, optimize its manufacturing network and efficiently allocate capital.

- **Financial Expertise** - Has experience in and an understanding of financial reporting and accounting processes and complex financial transactions. Directors with an understanding of financial reporting and accounting processes, particularly in large, global businesses, are essential for ensuring effective oversight of the Company's financial measures and processes.

- **Information Technologies** - Has experience with information technology and security, digital marketing or e-commerce. Directors with expertise in information technology and security provide helpful oversight with respect to cybersecurity matters and the use of technology to enhance the efficiency of our operations.

- **Significant Shareholder** - Has the perspective of an investor who is interested in the long-term prospects of the Company. A director who is also a long-term, significant shareholder of the Company is aligned with our shareholders by being focused on the long-term health and vitality of the Company, and establishing a solid foundation for future growth and profitability.

- **Corporate Governance** - Has experience in the corporate governance of sophisticated public or private entities. Good corporate governance accompanies and greatly aids the Company's long-term business success and furthers the goals of greater transparency and accountability.

- **Public Company Board Experience** - Has sufficient applicable experience to understand fully the legal and other responsibilities of an independent director of a U.S.-based public company. Directors with experience serving as directors of other U.S. public companies helps ensure the Board deeply understands its duties.

- *Enhancing the Board's diversity.* Although the Board does not have a specific diversity policy, the Governance Committee takes into account a nominee's ability to contribute to the diversity of skills, backgrounds and experience of the Board. It considers the race, ethnicity, gender, age, cultural background and professional experience of each nominee and of the Board as a whole. For this year's election, the Board has nominated 12 individuals who bring valuable diversity to the Board. Their collective experience covers a wide range of countries, geographies and industries. The Board's 12 director nominees range in age from 45 to 73. Four of these director nominees, or approximately 33%, are women.

- *Ensuring a balanced mix of tenures.* The Governance Committee believes it is important to maintain a mix of experienced directors with a deep understanding of our business and others who bring a fresh perspective. We have added seven new independent directors to our Board since the beginning of 2016, including three new independent directors in the past 12 months. The average tenure of our independent director nominees is approximately 7.91 years.

- *Complying with applicable independence standards and policies on conflicts.* The Governance Committee considers potential competitive restrictions, other positions the director has held or holds (including other board memberships) and director independence. It believes that any nominee for election to the Board should be willing and able to devote the proper time and attention to fulfill the responsibilities of a director and have no conflicts of interest arising from other relationships or obligations.

The Board has carefully considered whether the slate of director nominees, taken as a whole, fulfills the objectives for Board composition noted above. The director nominees collectively have a mix of various skills and qualifications, as set forth in the skills matrix below. These collective attributes enable the Board to provide insightful leadership as it strives to advance our strategies and deliver value to shareholders.



Senior Leadership	73%
Food or Consumer Products Industry	73%
Marketing	55%
Strategic Transactions; M&A	73%
Capital Allocation	82%
Financial Expertise	55%
Information Technologies	36%
Significant Shareholder	27%
Corporate Governance	73%
Public Company Board Experience	64%

See Director biographies beginning on page 16 for further detail.

DIRECTOR NOMINEES

The Board has nominated the 12 individuals appearing below for election by shareholders at the 2019 Annual Meeting. All director nominees listed in this proxy statement, other than John P. Bilbrey, Mark A. Clouse, Sarah Hofstetter and Kurt T. Schmidt, were also nominated by the Board and elected by the shareholders at the 2018 Annual Meeting of Shareholders. Ms. Hofstetter and Mr. Schmidt were elected by the directors to the Board on November 29, 2018. Ms. Hofstetter and Mr. Schmidt were identified by Third Point LLC ("Third Point") and elected to the Board pursuant to the Support Agreement, dated as of November 26, 2018, by and among the Company, Third Point LLC and certain of its affiliates as named therein, and The Revocable Trust of George Strawbridge, Jr., dated January 21, 1991 (the "Support Agreement"). Mr. Clouse was elected by the directors to the Board on December 18, 2018 in connection with his appointment as CEO of the Company. Mr. Bilbrey was elected by the directors to the Board on March 22, 2019, after the Board consulted with Third Point and solicited its views and opinions with respect to Mr. Bilbrey. Mr. Bilbrey was identified and presented to the Governance Committee for consideration by a third-party search firm. See page 23 for more information on the director nomination process.

Each year, prior to recommending a slate of directors to the Board for nomination, the Governance Committee conducts an assessment of incumbent directors to review their qualifications and contributions to the Board. In fiscal 2019, the director review process was strengthened by having an independent third-party corporate governance consulting firm assist in individual director evaluations. After reviewing the qualifications and performance of each director, the Governance Committee recommended each of the incumbent directors identified on pages 16 through 21 as a nominee for election at the 2019 Annual Meeting.

As described in our Corporate Governance Standards, it is the policy of the Board that no person may stand for election to the Board after reaching age 72. However, upon recommendation of the Governance Committee, the Board may waive this policy if it determines that because of the individual's unique capabilities and/or due to special circumstances, such re-nomination is in the best interests of the Company and its shareholders. Consistent with last year, the Governance Committee determined that although he is age 73, Mr. Dorrance's status as a descendent of the Company's founder and a significant shareholder give him unique capabilities as a director. As a result, the Governance Committee recommended to the Board that it waive the retirement age policy to permit Mr. Dorrance to stand for re-election at the 2019 Annual Meeting. The Board concurred with the Governance Committee's recommendation, and all members of the Board approved Mr. Dorrance's re-nomination. Mr. Dorrance and Ms. Malone recused themselves from all Committee and Board discussions of the waiver, and abstained from both votes.

All of the nominees are independent directors, except Mr. Clouse. If a nominee becomes unable or unwilling to serve, proxies will be voted for the election of such person as shall be designated by the Board to replace such nominee, or, in lieu thereof, the Board may reduce its size. All nominees have consented to serve on the Board if elected. The Board knows of no reason why any nominee would be unable or unwilling to serve. Except as otherwise specified on your proxy card, proxies will be voted for election of the nominees named on pages 16 through 21.

Biographical information and Committee memberships as of the date of this proxy statement, including the specific experience, qualifications and skills of each of the director nominees is included below.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING NOMINEES



Director Since: 2017

Age: 52

Independent Director

Committee Memberships:
- Audit
- Finance and Corporate Development

FABIOLA R. ARREDONDO

Biography
Fabiola R. Arredondo has been the Managing Partner of Siempre Holdings, a private, single family investment office based in Greenwich, Connecticut, since 2001. Ms. Arredondo previously held senior operating roles at Yahoo! Inc., the British Broadcasting Corporation (BBC) and Bertelsmann SE & Co. KGaA. Ms. Arredondo received a bachelor's degree in political science from Stanford University, and a master of business administration from Harvard Business School.

Skills and Qualifications
Ms. Arredondo brings a wealth of domestic and international operational and strategic experience as a former senior executive in the digital technology and media fields to the Campbell Board. She also has extensive public, private and non-profit board experience in a number of relevant areas, including: business model transformations; investment acquisition, integration and disposition skills; and the development of e-commerce distribution networks and effective digital marketing and sales initiatives.

Other Public Company Boards
Burberry plc, 2015 – present
Experian plc, 2007 – 2016



Director Since: 2017

Age: 55

Independent Director

Committee Memberships:
- Audit (Chair)
- Finance and Corporate Development

HOWARD M. AVERILL

Biography
Howard M. Averill served as Executive Vice President and Chief Financial Officer of Time Warner Inc., a global media and entertainment company, from January 2014 until June 2018. Mr. Averill previously served as Executive Vice President, Chief Financial Officer of Time Inc. from 2007 through the end of 2013. Prior to joining Time Inc., Mr. Averill spent 10 years at NBC Universal in a variety of financial roles. Earlier in his career, Mr. Averill worked in strategic planning for PepsiCo, Inc. Mr. Averill received a bachelor's degree in economics from the University of Vermont, and a master of business administration with a concentration in finance from the Kenan-Flagler Business School at the University of North Carolina – Chapel Hill.

Skills and Qualifications
Mr. Averill has significant executive leadership experience, particularly in the areas of finance, accounting, mergers and acquisitions, and strategic planning. As a result of his executive position with a leading media and entertainment company, Mr. Averill also brings digital media expertise and knowledge of information technology and security to the Campbell Board.

Other Public Company Boards
None in the past 5 years



Director Since: 2019

Age: 63

Independent Director

Committee Memberships:
- Compensation and Organization
- Governance

JOHN P. (JP) BILBREY

Biography

John P. (JP) Bilbrey served as President and Chief Executive Officer of The Hershey Company, a global confectionery leader and producer of snack products in the U.S., from 2011 until his retirement in March 2017. He also served as Chairman of Hershey from 2015 until March 2017 and as Non-Executive Chairman from March 2017 to May 2018. Mr. Bilbrey joined the management team of Hershey as Senior Vice President, President Hershey International in 2003, and served as Senior Vice President, President Hershey North America from 2007 to 2010 and as Executive Vice President and Chief Operating Officer from 2010 to 2011. He began his career at The Procter & Gamble Company, where he spent 22 years in various positions of increasing responsibility including Director of Corporate Sales, Country Sales Manager, Customer Marketing Manager and Category Manager. Mr. Bilbrey received a bachelor's degree in psychology from Kansas State University.

Skills and Qualifications

As a former chairman and chief executive officer of a global, publicly-traded, snacks and confectionary company, Mr. Bilbrey brings relevant business and operational experience and strategic perspective to the Campbell Board. He has first-hand knowledge of contemporary marketing strategies and the evolving consumer products industry. Mr. Bilbrey also has significant finance, capital allocation, mergers and acquisitions, and business integration experience.

Other Public Company Boards

Elanco Animal Health Inc., March 2019 – present
Colgate-Palmolive Company, 2015 – present
The Hershey Company, 2011 - 2018



Director Since: 2019

Age: 51

President and Chief Executive Officer

MARK A. CLOUSE
President and Chief Executive Officer of Campbell Soup Company

Biography

Mark A. Clouse was named President and Chief Executive Officer and a Director of Campbell Soup Company effective January 22, 2019. Prior to joining Campbell, Mr. Clouse served as President and Chief Executive Officer of Pinnacle Foods, Inc. from May 2016 until October 2018. From 2012 until 2016, Mr. Clouse held several executive roles at Mondelēz International, Inc. including: Executive Vice President and Chief Commercial Officer; Executive Vice President and Chief Growth Officer; and Executive Vice President, North America. Prior to the spin-out of Mondelēz in 2012, Mr. Clouse spent 16 years at Kraft Foods, Inc. in a range of leadership positions in developed and emerging markets. Mr. Clouse graduated from the United States Military Academy at West Point with a bachelor's degree in economics.

Skills and Qualifications

Mr. Clouse is an outstanding leader with a proven track record of operational excellence and value creation. He brings executive leadership experience, financial acumen, and more than 20 years of food industry experience to the Campbell Board. His extensive experience at leading companies with iconic center-store brands provides him with valuable insights about our business and our industry.

Other Public Company Boards

Pinnacle Foods, Inc., 2016 - 2018



Director Since: 1989

Age: 73

Independent Director

Committee Memberships:
- Compensation and Organization
- Governance

BENNETT DORRANCE

Biography
Bennett Dorrance is Managing Director of DMB Associates, a real estate development firm headquartered in Phoenix, Arizona that he co-founded in 1984, which specializes in large, master-planned communities. Mr. Dorrance received a bachelor's degree in liberal arts, with a minor in economics, from the University of Arizona.

Skills and Qualifications
Mr. Dorrance brings expertise in real estate development, entrepreneurship and operational management to the Campbell Board. In addition, as a descendent of Campbell Soup Company's founder and a significant shareholder, Mr. Dorrance has extensive knowledge of Campbell's history, organization and culture, and adds the perspective of a long-term, highly committed director and shareholder to the deliberations and decisions of the Board.

Other Public Company Boards
Insight Enterprises, Inc., 2004 – 2018



Director Since: 2018

Age: 55

Independent Director

Committee Memberships:
- Audit
- Finance and Corporate Development (Chair)

MARIA TERESA (TESSA) HILADO

Biography
Maria Teresa (Tessa) Hilado was Executive Vice President and Chief Financial Officer of Allergan plc, a global pharmaceutical company, from December 2014 until February 2018. Prior to joining Allergan, Ms. Hilado served as senior vice president, finance and treasurer of PepsiCo, Inc. from 2009 until 2014. She previously served as vice president and treasurer for Schering-Plough Corp. from 2008 to 2009 and spent more than 17 years with General Motors Co. in leadership roles of increasing responsibility, including assistant treasurer and CFO, GMAC Commercial Finance. Ms. Hilado received a bachelor's degree in management engineering from Ateneo de Manila University in the Philippines, and a master of business administration from the Darden School of Business at the University of Virginia.

Skills and Qualifications
Ms. Hilado has more than three decades of demonstrated financial expertise in leading roles at several large, global corporations. She has extensive experience in global finance, treasury, mergers and acquisitions and business development, as well as experience in the automotive, consumer packaged goods and health care industries.

Other Public Company Boards
Zimmer Biomet Holdings, Inc., 2018 – present
H.B. Fuller Company, 2013 – present



Director Since: 2018

Age: 45

Independent Director

Committee Memberships:
- Audit
- Governance

SARAH HOFSTETTER

Biography
Sarah Hofstetter served as President of ComScore, Inc., a global information and analytics company that measures consumer audiences and advertising across media platforms, from October 2018 through March 2019. Ms. Hofstetter previously held several senior executive roles at 360i, a U.S. advertising arm of Dentsu, Inc., a Japanese advertising and public relations company, serving as Chairwoman from April 2018 through October 2018, Chief Executive Officer from 2013 until April 2018 and Senior Vice President, Emerging Media & Brand Strategy from 2006 to 2010. Prior to joining 360i, Ms. Hofstetter was President and Founder of Kayak Communications, a marketing agency focused on developing brand strategy and communications plans for new media brands, and she spent 10 years at Net2Phone, one of the world's first providers of VoIP technology, in a series of senior leadership positions. Ms. Hofstetter received a bachelor's degree in sociology and journalism from Queens College, City University of New York.

Skills and Qualifications
Ms. Hofstetter has significant marketing and brand building expertise and experience leading organizations that use advertising to drive growth for many types of businesses. She has worked with packaged food companies on campaigns to modernize and revitalize their brands to spark growth and successfully market to next generation consumers. Ms. Hofstetter also brings social media and digital marketing experience to the Campbell Board.

Other Public Company Boards
None in the past 5 years



Director Since: 2014

Age: 58

Independent Director

Committee Memberships:
- Compensation and Organization (Chair)
- Finance and Corporate Development

MARC B. LAUTENBACH

Biography
Marc B. Lautenbach has served as President and Chief Executive Officer at Pitney Bowes Inc., a global technology company, since 2012. Before joining Pitney Bowes, Mr. Lautenbach spent 27 years in senior leadership roles at International Business Machines Corporation (IBM), a global technology services company, most recently serving as Managing Partner, North America, IBM Global Business Services. Mr. Lautenbach received a bachelor's degree from Denison University, where he graduated Magna Cum Laude and was inducted into Phi Beta Kappa. He received a master of business administration with a concentration in finance from the Kellogg Graduate School of Management at Northwestern University.

Skills and Qualifications
As a sitting chief executive officer, Mr. Lautenbach brings executive leadership experience to the Campbell Board. He possesses substantial operational experience in the technology field, as well as marketing, sales and product development experience. Mr. Lautenbach has worked with a broad range of customers and clients, and has significant international experience.

Other Public Company Boards
Pitney Bowes Inc., 2012 – present



Director Since: 1990

Age: 69

Independent Director

Committee Memberships:
- Compensation and Organization
- Finance and Corporate Development

MARY ALICE DORRANCE MALONE

Biography
Mary Alice Dorrance Malone is President of Iron Spring Farm horse breeding and performance centers in Pennsylvania and Florida, which she founded in 1976. She has served for many years on the boards of several non-profit organizations and actively participates in various philanthropic organizations. Ms. Malone received a bachelor's degree from the University of Arizona.

Skills and Qualifications
Ms. Malone is an entrepreneur, a private investor and an officer of several private companies. She has a keen interest in health and wellness matters and brings valuable insights to the Campbell Board in this area. As a descendent of Campbell Soup Company's founder and a significant shareholder, she possesses extensive knowledge of Campbell's history, organization and culture, and the strategic perspective of a long-term, highly committed director and shareholder.

Other Public Company Boards
None in the past 5 years



Director Since: 2016

Age: 63

Independent Director
BOARD CHAIR

KEITH R. MCLOUGHLIN

Biography
Keith R. McLoughlin served as interim President and Chief Executive Officer of Campbell Soup Company from May 2018 through January 2019. Previously, Mr. McLoughlin was President and Chief Executive Officer of AB Electrolux, a global manufacturer of major household appliances, from 2011 until February 2016. Mr. McLoughlin joined Electrolux in 2003, where he was the President of the Electrolux Home Products North America, Head of Major Appliances in North America and Latin America, Executive Vice President and Head of Global Operations prior to being appointed President and Chief Executive Officer. Before joining Electrolux, Mr. McLoughlin spent 22 years in senior leadership roles at E.I. DuPont de Nemours and Company, leading several consumer brand businesses. Mr. McLoughlin graduated from the United States Military Academy at West Point with a bachelor's degree in engineering.

Skills and Qualifications
As a former chief executive officer for two global enterprises, Mr. McLoughlin possesses significant executive leadership experience and expertise in international business and operations. His experience as interim CEO of Campbell during the Board-led strategic and portfolio review gives him a unique perspective on the Company, its operations, strategy, people and culture. His additional experience in retail sales, marketing, innovation, strategic planning, and organizational and human resource matters provide valuable insights to the deliberations of the Campbell Board.

Other Public Company Boards
Briggs & Stratton Corp., 2007 – present



Director Since: 2018

Age: 62

Independent Director

Committee Memberships:
- Compensation and Organization
- Governance

KURT T. SCHMIDT

Biography

Kurt T. Schmidt served as a director and Chief Executive Officer of Blue Buffalo Pet Products, Inc. from 2012 through 2016. Prior to joining Blue Buffalo, Mr. Schmidt served as Deputy Executive Vice President at Nestlé S.A., from 2007 until 2012 and was responsible for the Nestlé Nutrition division and served as a member of the company's Executive Committee. Prior to joining Nestlé, Mr. Schmidt was the President and Chief Executive Officer of Gerber Products Company from 2004 to 2007. Mr. Schmidt received a bachelor's degree in chemistry from the United States Naval Academy and a master of business administration from the University of Chicago.

Skills and Qualifications

Mr. Schmidt brings executive leadership and management experience to the Campbell Board. His extensive operational and leadership experience in the food, beverage and consumer packaged good industry are especially valuable to Campbell's strategic objectives.

Other Public Company Boards

Blue Buffalo Pet Products, Inc., 2015 - 2016



Director Since: 2009

Age: 62

Independent Director

Committee Memberships:
- Audit
- Governance (Chair)

ARCHBOLD D. VAN BEUREN

Biography

Archbold D. van Beuren is Vice Chairman of Brandywine Trust Group, a privately owned trust company providing fiduciary and investment services. Mr. van Beuren served as Senior Vice President and President-Global Sales and Chief Customer Officer for Campbell Soup Company, from 2007 until his retirement in October 2009. Mr. van Beuren joined Campbell in 1983 as an Associate Marketing Manager and served in various positions of increasing responsibility, including President of Godiva Chocolatier and President of a division responsible for the North America Foodservice business and the Company's Canadian, Mexican and Latin American businesses. Mr. van Beuren received a bachelor of arts degree from Yale University, and a master of business administration with a concentration in finance from Columbia University Business School.

Skills and Qualifications

Mr. van Beuren brings wide-ranging skills in operational and financial management and extensive knowledge of Campbell, its customers, its products and the food industry to the Board. He is also a descendant of the founder of Campbell Soup Company and adds the perspective of a long-term, highly committed shareholder to the Board's discussions.

Other Public Company Boards

None in the past 5 years

CORPORATE GOVERNANCE POLICIES AND PRACTICES

The Board of Directors is responsible for overseeing our business, and the competence and integrity of our management, to serve the long-term interests of our shareholders. The Board believes that sound corporate governance is essential to effective fulfillment of its oversight responsibilities. The Board has adopted Corporate Governance Standards, which are reviewed at least annually and updated as needed. The Corporate Governance Standards provide a framework for effective corporate governance of the Company. You can find a copy of our Corporate Governance Standards, along with the charters of the four standing Board committees, our Certificate of Incorporation and By-Laws, and our Policy Concerning Transactions with Related Persons, in the corporate governance section of our website at www.campbellsoupcompany.com. Some highlights of our corporate governance include:

- Eleven (11) out of twelve (12) director nominees are independent
- Annual election of directors
- Majority voting standard in uncontested elections with resignation policy
- Independent Board Chair
- Independent directors regularly meet in executive session
- Audit, Compensation and Organization, Finance and Corporate Development and Governance Committees composed entirely of independent directors
- "Overboarding" limits
- Diverse Board in terms of gender, ethnicity, tenure, and specific skills and qualifications

- Robust stock ownership guidelines for directors and executive officers
- Clawback policy for incentive compensation
- Shareholder ability to act by written consent and call a special meeting
- Annual shareholder ratification of independent auditors
- Board orientation and director education program
- Annual Board and committee self-evaluations, and individual director evaluations
- Policy against hedging applicable to all directors and officers
- Policy against pledging (subject to grandfathering) applicable to all directors and executive officers
- No shareholder rights plan or "poison pill"

BOARD LEADERSHIP STRUCTURE

We have a long-standing tradition of separating the roles of Board Chair and Chief Executive Officer. In fiscal 2019, when the Board hired Mr. Clouse to be our President and Chief Executive Officer, it considered whether to maintain the separation between the roles of Board Chair and Chief Executive Officer and it concluded that this leadership structure continues to be the most appropriate one for the Company. The principal responsibility of the Chief Executive Officer is to manage the business. The principal responsibilities of the Board Chair are to manage the operations of the Board of Directors and its committees and provide counsel to the Chief Executive Officer on behalf of the Board.

DIRECTOR INDEPENDENCE

A statement of standards that the Board has adopted to assist it in evaluating the independence of the Campbell Board appears in the Corporate Governance Standards, which can be found in the corporate governance section of our website at www.campbellsoupcompany.com. The Standards for the Determination of Director Independence (the "Independence Standards") describe various types of relationships that could potentially exist between a director and Campbell, and define the thresholds at which such relationships would be deemed material under the New York Stock Exchange ("NYSE") Corporate Governance Standards. The Board will deem a director to be independent if (i) no relationship exists that would disqualify the director under the guidelines set forth in the Independence Standards, and (ii) the Board has determined, based on all relevant facts and circumstances, that any other relationship between the director and Campbell, not covered by the Independence Standards, is not material. In any case in which the Board makes the latter determination, the relationship will be disclosed in the proxy statement, along with the basis for the Board's conclusion that it is not material.

The Board has affirmatively determined that each director and director nominee, other than Mr. Clouse, is independent under the NYSE Corporate Governance Standards and the Independence Standards, including Mr. McLoughlin who served as our Interim President and Chief Executive Officer from May 18, 2018 until January 22, 2019. The Board specifically noted that Mr. McLoughlin's service as Interim President and Chief Executive Officer was temporary in nature, lasting for less than one year, and the Board did not identify any other relationships that would disqualify Mr. McLoughlin under the guidelines set forth in the Independence Standards or any other material relationship between the Company and Mr. McLoughlin.

Each member of the Audit, Compensation and Organization, Finance and Corporate Development, and Governance Committees is an independent director pursuant to all applicable NYSE Corporate Governance Standards and the Independence Standards. In addition, each member of the Audit Committee also meets the additional independence standards for audit committee members established by the SEC, and each member of the Compensation and Organization Committee also qualifies as a "Non-Employee Director" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended ("IRC").

MAJORITY VOTING

We have a majority vote standard in uncontested director elections. Under our By-Laws, in an uncontested election, each director shall be elected by an affirmative majority of the votes cast to hold office until the next annual meeting and until his or her successor is elected and has qualified. In contested elections (those where the number of nominees exceeds the number of directors to be elected), a plurality vote standard shall apply. Shareholders may vote "for" or "against" each nominee, or they may "abstain" from voting on a nominee; however, abstentions will have no effect in determining whether the required majority vote has been obtained.

In the event an incumbent director fails to receive an affirmative majority of the votes cast in an uncontested election, the Corporate Governance Standards provide that the director shall tender his or her resignation. The Governance Committee and the Board will then consider and take appropriate action on such offer of resignation in accordance with the Corporate Governance Standards. The resignation policy set forth in the Corporate Governance Standards does not apply to contested elections.

PROCESS FOR NOMINATION AND EVALUATION OF DIRECTOR CANDIDATES

The Governance Committee is responsible for evaluating the qualifications of director candidates and recommending director nominees for approval by the Board and nomination for election at the annual meeting of shareholders.

Nomination of Incumbent Directors. Our Corporate Governance Standards require the Governance Committee to assess the performance of each director eligible for election at the annual meeting. The Governance Committee conducts its assessment annually in advance of its recommendation of a slate of director nominees for approval by the Board. In fiscal 2019, each incumbent director standing for re-election was evaluated in light of the criteria in the Corporate Governance Standards and the factors described on pages 13 and 14 with respect to the qualification of directors and the composition of the Board. In addition, the Governance Committee solicited an assessment of each director from the Board Chair and the Chief Executive Officer.

Evaluation of New Nominees. When identifying potential director candidates — whether to replace a director who has retired or resigned or to expand the Board to gain additional capabilities — the Governance Committee determines the skills, experience and other characteristics that a potential nominee should possess in light of the composition and needs of the Board and its committees. The Governance Committee also considers whether or not the nominee would be considered independent under the NYSE Corporate Governance Standards and the Independence Standards.

All candidates considered by the Governance Committee for recommendation to the Board as director nominees are evaluated in light of the criteria in the Corporate Governance Standards and the factors and objectives described on pages 13 and 14. The Governance Committee will also consider the assessment of any search firm it has retained and the background information such firm provides on any person it recommends for consideration. The Board Chair, the Chair of the Governance Committee and the Chief Executive Officer customarily interview leading candidates. Other directors may also interview these candidates.

During fiscal 2019, the Governance Committee engaged a search firm to provide and to help vet candidates for vacant Board seats, as well as to develop an ongoing list of potential candidates.

Although not required to do so, the Committee may consider candidates proposed by our directors or our management and may also retain an outside firm to help identify and evaluate potential nominees. The Committee will also consider nominations from shareholders. The nominee evaluation process is the same whether the nomination comes from a Board member, management, a search firm or a shareholder. If the Committee recommends a candidate to the Board, the Board may – as with any nominee – either accept or reject the recommendation.

Shareholder Recommendations. Shareholders who wish to recommend candidates for nomination for election to the Board may do so by writing to the Corporate Secretary of Campbell Soup Company at 1 Campbell Place, Camden, New Jersey 08103. The recommendation must include the following information:

1. The candidate's name and business address;

2. A resume or curriculum vitae, which describes the candidate's background and demonstrates that he or she meets the qualifications set forth on pages 13 and 14;

3. A letter from the candidate stating that he or she is willing to serve on the Board if elected, and identifying any legal or regulatory proceedings in which he or she has been involved during the last ten years; and

4. A statement from the shareholder recommending the candidate, indicating that he or she is the registered owner of Campbell shares, or a written statement from the "record holder" of Campbell shares indicating that the shareholder is the beneficial owner of such shares.

Shareholders who wish to propose a director nominee at an annual meeting must follow the advance notice procedures contained in our By-Laws, which include notifying the Corporate Secretary at least 60 but not more than 90 days before the first anniversary of the prior year's annual meeting. Based on this year's annual meeting date of November 20, 2019, a notice will be considered timely for the 2020 Annual Meeting of Shareholders if our Corporate Secretary receives it no earlier than August 22, 2020, and no later than September 21, 2020. Please see "Submission of Shareholder Proposals for 2020 Annual Meeting" on page 72 for additional information.

EVALUATIONS OF BOARD PERFORMANCE

The Governance Committee leads annual evaluations of Board and committee performance. The evaluation process is designed to facilitate ongoing, systematic examination of the Board's effectiveness and accountability, and to identify opportunities for improving its operations and procedures.

In fiscal 2019, the Governance Committee engaged an independent third-party corporate governance consulting firm to facilitate an assessment of the individual directors. Individual director feedback was discussed in detail with each director. Also in fiscal 2019, the Board conducted a separate self-evaluation, and each of its standing committee conducted a separate evaluation of its own performance and of the adequacy of its charter, and reported on the results of its evaluation to the Board.

TRANSACTIONS WITH RELATED PERSONS

Under our written Policy Concerning Transactions with Related Persons (the "Related Persons Policy"), the Governance Committee is required to review and, in appropriate circumstances, approve or ratify any transaction in which Campbell was or is to be a participant, the amount involved exceeded or is expected to exceed $120,000 and any related person had or will have a direct or indirect material interest, as well as any material amendment to or modification of such a transaction, unless the transaction falls into one of the categories deemed to have been approved in advance.

In determining whether to approve or ratify a transaction, the Governance Committee is directed to consider, among other factors it may deem appropriate, whether the transaction was or will be on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances. No director may participate in the discussion or approval of a transaction in which he or she, or a member of his or her immediate family, has a direct or indirect interest. The Chair of the Governance Committee (or, if a transaction involves the Governance Committee Chair, the Board Chair) may approve or ratify a related person transaction in which the aggregate amount involved is less than $1 million. Any transaction approved or ratified by the Governance Committee Chair or the Board Chair is to be reported to the Governance Committee at its next regularly scheduled meeting.

There were no transactions during the period from July 30, 2018 through the date of this proxy statement, and none are currently proposed, in which Campbell was or is to be a participant, the amount involved exceeded or is expected to exceed $120,000, and any related person had or will have a direct or indirect material interest.

BOARD OVERSIGHT OF ENTERPRISE RISK

Enterprise risk management ("ERM") is an integral part of our business processes. Senior management is primarily responsible for establishing policies and procedures designed to identify, assess and manage the Company's significant risks. We have an ERM steering committee, comprised of the members of our Campbell Leadership Team and supported by other executives with subject-matter expertise, that provides oversight of enterprise risks and our processes to identify, measure, monitor and manage these risks.

The Board oversees the ERM process, including reviews of the most significant risks the Company faces and the manner in which our executives manage these risks. In accordance with NYSE Corporate Governance Standards, the Audit Committee charter assigns to that committee the responsibility to review our policies and procedures with respect to risk assessment and risk management. At the Audit Committee's recommendation, the Board adopted a framework pursuant to which it delegated oversight for certain categories of enterprise risks to each of its standing committees, as shown below. Each committee provides periodic reports to the Board regarding its oversight of these enterprise risks. This structure enables the Board and its Committees to coordinate the risk oversight role. We believe that the separation of the Board Chair and CEO roles further supports the Board's risk oversight role.



Responsibility for Risk Oversight – Campbell Board and Committees

Full Board	Audit Committee	Compensation and Organization Committee	Finance and Corporate Development Committee	Governance Committee
• Strategy	• ERM policies and procedures	• Compensation policies and practices	• Capital management and structure	• Governance risks
• Operations	• Financial statements and financial reporting processes	• Executive incentive compensation and stock ownership	• Liquidity and credit matters	• Director compensation
• Market dynamics, including competition and consumer/ customer trends	• Accounting and audit matters	• Executive retention and succession planning processes	• Investment policies, strategies and guidelines	• Review of transactions with related persons
• Significant portfolio transactions (e.g., acquisitions, divestitures, restructurings, joint ventures)	• Information technology and security	• Risk assessment of incentive compensation programs	• Financial plan	
• Regulatory	• Legal and compliance matters		• Mergers, acquisitions and divestitures	

CORPORATE RESPONSIBILITY

At Campbell, we are guided by our purpose – *Real food that matters for life's moments*. Our consumers trust us to govern ourselves in a way that is conscious of our impact on the planet, our people and society as a whole. For this reason, we put corporate responsibility and sustainability at the heart of our purpose and core business strategies. We are focused on protecting the environment and supporting sustainable agriculture practices, ensuring an ethical and traceable supply chain and promoting stewardship of natural resources in our own operations. We publish an annual report that describes our corporate responsibility and sustainability initiatives and our progress in these areas.

At Campbell, our governance structure helps us to successfully integrate corporate responsibility and sustainability into our everyday operations. This structure begins with the support of our executive team and oversight by the Board of Directors. Annual updates on corporate responsibility and sustainability are provided to the Audit Committee.

Learn More About Corporate Responsibility at Campbell

We invite you to view our 2019 Corporate Responsibility Report at www.campbellcsr.com

THE BOARD'S ROLE IN TALENT DEVELOPMENT

The Board believes that effective talent development and human capital management are important to Campbell's continued success. The Board is involved in leadership development and oversees succession planning. The Board conducts at least one meeting each year at which the Board reviews the Company's talent strategies, leadership pipeline and succession plans for key executive positions. The Compensation and Organization Committee oversees the process of succession planning and implements programs to retain and motivate key talent.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

All new directors participate in the Company's director orientation program. This orientation program is designed to familiarize new directors, through a review of background material, meetings with senior management and plant and facility tours. The orientation allows new directors to become familiar with the Company's business and strategic plans; significant financial matters; core values, including ethics, compliance programs and corporate governance practices; and other key policies and practices.

We maintain a formal program of continuing education for directors. The Governance Committee is responsible for the administration of the program, which expects each Director to complete a total of 16 hours of director continuing education over the course of two years. Directors may meet this expectation through a combination of Company-sponsored courses or events, in-person or online director education programs sponsored by outside parties, online training courses offered as part of our compliance training program for employees, and certain other educational experiences as may be approved by the Governance Committee from time to time.

DIRECTOR SERVICE ON OTHER PUBLIC COMPANY BOARDS

The Board recognizes that service on other public company boards provides valuable governance and leadership experience that benefits Campbell. The Board also believes, however, that it is critical that directors dedicate sufficient time to their service on the Company's Board. Directors are expected to advise the Chair of the Governance Committee in advance of accepting an invitation to serve on another board of directors or become affiliated with another entity. The Governance Committee or its designee shall evaluate and advise the Board whether, by reason of conflicts in regular meeting schedules or business or competitive considerations, simultaneous service on another board or affiliation with another entity may impede the director's ability to fulfill his or her responsibilities to Campbell.

Our Corporate Governance Standards provide that:

- A director who also serves as a CEO or equivalent position may not serve on more than one other public company board;
- Other directors may not serve on more than four other public company boards; and
- No member of the Audit Committee shall simultaneously serve on the audit committees of more than two other public companies.

All directors are in compliance with this policy.

CODE OF ETHICS

The Company has a Code of Ethics and Business Conduct ("Code") for its directors, officers, and employees. The Code is reviewed regularly for appropriate updates, and employees, officers, and directors are asked to annually certify their understanding of, and compliance with, its requirements. Only

the Board may grant a waiver of any provision for a director or executive officer, and any such waiver, or any amendment to the manual, will be promptly disclosed as required at www.campbellsoupcompany.com. The Code can be found on the Company's website at www.campbellsoupcompany.com.

COMMUNICATING WITH THE BOARD

Interested persons may communicate with the full Board of Directors or the non-management directors by writing to the Board Chair or to the non-management directors as a group in care of the Office of the Corporate Secretary at the Company's headquarters, or by email to directors@campbellsoup.com. Concerns communicated to the Board will be addressed through the Company's regular procedures for addressing such matters. Our Corporate Secretary receives and processes all communications and will refer relevant and appropriate communications to the Board Chair. Depending upon the nature of the concern, it may be referred to the Company's Corporate Audit Department, Legal Department or Finance Department, or other appropriate departments.

Any concerns about Campbell's governance, corporate conduct, business ethics or financial practices may also be communicated to the Board by calling the following toll-free Hotline telephone number in the U.S. and Canada: 1-800-210-2173. To place toll-free calls from other countries

where we have operations, please see the instructions listed in the corporate governance section of our website at www.campbellsoupcompany.com. Any concern relating to accounting, internal accounting controls or auditing matters will be referred both to the Board Chair and to the Chair of the Audit Committee.

As they deem necessary or appropriate, the Board Chair or the Chair of the Audit Committee may direct that certain concerns communicated to them be presented to the Audit Committee or the full Board, or that they receive special treatment, including the retention of outside counsel or other outside advisors.

Campbell policy prohibits the Company and any of our employees from retaliating in any manner, or taking any adverse action, against anyone who raises a concern or helps to investigate or resolve it.

BOARD MEETINGS AND COMMITTEES

Director Attendance

Directors meet their responsibilities by preparing for and attending Board and committee meetings, and through communication with the Chair, the Chief Executive Officer and other members of management on matters affecting the Company. During fiscal 2019, the Board of Directors held six regular meetings and 31 special meetings. All directors attended at least 91% of scheduled Board meetings and meetings held by committees of which they were members.

All of the directors who are nominated for election are expected to attend the 2019 Annual Meeting. All of the directors who were standing for re-election attended the 2018 Annual Meeting.

Board Committee Structure

The Board has established four standing committees as of the record date: the Audit Committee; the Compensation and Organization Committee; the Finance and Corporate Development Committee; and the Governance Committee. Each of the standing committees has a charter that is reviewed annually by that committee. Proposed changes to the charter of any standing committee are approved by the Board. The committee charters are available in the corporate governance section of the Company's website at www.campbellsoupcompany.com. Actions taken by any of the

standing committees are reported to the Board. All members of the Board receive copies of the minutes of all committee meetings and copies of the materials distributed in advance of the meetings for all of the committees.

Information regarding membership in the standing committees as of the last day of fiscal 2019 (July 28, 2019), the number of meetings held by each committee in fiscal 2019, the principal responsibilities of the standing committees, and other relevant information are described in the tables that follow.

AUDIT COMMITTEE

Meetings in fiscal 2019: 12

Committee Members (at 2019 FYE):
Howard M. Averill (Chair)
Maria Teresa Hilado
Sarah Hofstetter
Marc B. Lautenbach
Archbold D. van Beuren

Primary Responsibilities

- Evaluates the performance of and appoints the independent registered public accounting firm;
- Reviews the scope and results of the audit plans of the independent registered public accounting firm and the internal auditors;
- Reviews the effectiveness of the Company's systems of internal control over financial reporting;
- Reviews the performance and resources of the internal audit function, which reports directly to the Audit Committee;
- Reviews the Company's policies and practices with respect to risk assessment and risk management;
- Reviews any material breaches of information technology security;
- Reviews the financial reporting and accounting principles and standards and the audited financial statements to be included in the annual report;
- Reviews the quarterly financial results and related disclosures;
- Approves all permissible non-audit services to be performed by the independent registered public accounting firm and all relationships that the independent registered public accounting firm has with Campbell; and
- Reviews the legal compliance and ethics program and Code of Business Conduct and Ethics.

Financial Expertise and Financial Literacy

The Board has determined that Howard Averill and Maria Teresa Hilado are audit committee financial experts, as defined by the SEC rules, and that all members of the Audit Committee are financially literate within the meaning of the NYSE Corporate Governance Standards.

Report

The Audit Committee report begins on page 32 of this proxy statement.

COMPENSATION AND ORGANIZATION COMMITTEE

Meetings in fiscal 2019: 9

Committee Members (at 2019 FYE):

Nick Shreiber (Chair)
John P. Bilbrey
Bennett Dorrance
Randall W. Larrimore
Marc B. Lautenbach
Kurt T. Schmidt

Primary Responsibilities

- Reviews and approves the short-term and long-term incentive compensation programs, including the performance goals;
- Reviews and approves the salaries and incentive compensation for senior executives, including the Chief Executive Officer, and total incentive compensation to be allocated annually to employees;
- Reviews the executive salary structure and the apportionment of compensation among salary and short-term and long-term incentive compensation;
- Conducts an annual performance evaluation of the Chief Executive Officer by all independent directors;
- Reviews major organizational changes and executive organization and principal programs for executive development;
- Reviews and recommends to the Board significant changes in the design of employee benefit plans; and
- Conducts an annual assessment of the independence of any outside advisor it chooses to retain.

Compensation and Organization Committee Interlocks and Insider Participation

There are no Compensation and Organization Committee interlocks. No member of the Committee has ever been an officer or employee of Campbell, and none of the members has any relationship required to be disclosed under this caption under the rules of the SEC. In addition, no executive officer of Campbell served on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

Report

The Compensation and Organization Committee report is on page 50 of this proxy statement.

FINANCE AND CORPORATE DEVELOPMENT COMMITTEE

Meetings in fiscal 2019: 10

Committee Members (at 2019 FYE):

Archbold D. van Beuren (Chair)
Fabiola R. Arredondo
Howard M. Averill
Maria Teresa Hilado
Sarah Hofstetter
Mary Alice D. Malone

Primary Responsibilities

- Reviews and recommends to the Board all issuances, sales or repurchases of equity and long-term debt;
- Reviews and recommends changes to our capital structure;
- Reviews and recommends the financing plan, dividend policy and capital budget;
- Reviews and recommends acquisitions, divestitures, joint ventures, partnerships or combinations of business interests; and
- Reviews financial risks and the principal policies, procedures and controls with respect to investment and derivatives, foreign exchanges and hedging transactions.

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GOVERNANCE COMMITTEE

Meetings in fiscal 2019: 6

Committee Members (at 2019 FYE):
Randall W. Larrimore (Chair)
Fabiola R. Arredondo
John P. Bilbrey
Bennett Dorrance
Mary Alice D. Malone
Kurt T. Schmidt
Nick Shreiber
</td><td>

Primary Responsibilities

Review and make recommendations to the Board regarding:

- The organization and structure of the Board;
- Qualifications for director candidates;
- Candidates for election to the Board;
- Committee chairs and Board Committee assignments;
- Candidates for the position of Board Chair;
- Evaluation of the Board Chair's performance; and
- Amount and design of compensation for non-employee directors, including stock ownership guidelines.

The Governance Committee oversees the annual Board, committee and individual director evaluation processes and administers the director education program. The Committee also reviews any transaction with a related person in accordance with the Board's policy concerning such transactions, as further described on page 24.
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COMPENSATION OF DIRECTORS

We strive to recruit and retain highly qualified non-employee directors who will best represent our shareholders' interests. Each year, the Governance Committee reviews the amount and design of the compensation program for non-employee directors to ensure that the compensation we offer supports our objectives and is consistent with non-employee director compensation within our Compensation Peer Group.

In fiscal 2019, the Governance Committee benchmarked our non-employee director compensation against our Compensation Peer Group and other large, public companies and assessed the appropriateness of the form and amount of our non-employee director compensation. In addition, the Governance Committee retained FW Cook, the independent compensation consultant to the Board, to benchmark the compensation for the Board Chair. Based on this review, the Governance Committee recommended to the Board and the Board approved holding the 2019 retainers at the 2018 levels. The Board concluded that maintaining the retainers was appropriate to support its director recruitment and retention objectives, while recognizing the Company's ongoing cost-cutting efforts. The Board believes that continuing to pay a larger proportion of the annual retainer in Company stock serves to further align director compensation and shareholders' interests.

Additionally, our 2015 Long-Term Incentive Plan, which was approved by our shareholders at the 2015 Annual Meeting of Shareholders, caps the maximum aggregate dollar value of equity awards that can be made to any individual non-employee director in a calendar year at $500,000. All stock grants made in fiscal 2019 to non-employee directors were significantly below this amount. See the "2019 Director Compensation" table below for specific values.

The table below sets forth the components of non-employee director compensation for 2019:

Annual Cash Retainer:	$119,000
Annual Stock Retainer:	$129,000
Committee Chair Retainers:	$25,000 for Audit Committee $20,000 for Compensation and Organization Committee $15,000 for Finance and Corporate Development Committee $15,000 for Governance Committee
Audit Committee Member Retainer (excluding Chair):	$7,500
Board Chair Annual Retainer:	$350,000

All non-employee director compensation is typically paid in January other than for directors that are elected or are appointed to Board leadership positions mid-year. The retainers for Committee chairs, Audit Committee members and the Board Chair are in addition to the annual cash and stock retainers paid to all non-employee directors. These additional retainers are delivered 50% in cash and 50% in shares of Campbell stock. Directors may elect to receive shares of Campbell stock in lieu of their cash retainers. There were no changes to these additional retainers in fiscal 2019.

We typically do not pay a Company employee who also serves as a director any additional compensation for serving as a director. Currently, Mr. Clouse is the only director who is also a Company employee. Mr. McLoughlin received pro-rated director compensation after he resigned from his role as Interim President and Chief Executive Officer in January 2019. The amounts paid to Mr. McLoughlin as director compensation are included in the 2019 Director Compensation table, which appears on page 30.

Directors do not receive individual meeting fees. We pay for, provide or reimburse directors for expenses incurred to attend Board and Committee meetings and director education programs. Directors do not have a retirement plan or receive any benefits such as life or medical insurance. Directors do receive business travel and accident insurance coverage.

Stock Ownership Guidelines

Under our Corporate Governance Standards, each director is expected, within five years of first joining the Board, to own Campbell stock or hold deferred stock units that have a value equal to five times the annual cash retainer. As of the date of this proxy statement, each of our directors has met or is on track to meet this guideline.

Policy on Hedging and Pledging

In September 2013, the Board adopted a policy that prohibits any director or executive officer from pledging any shares of Campbell common stock that he or she owns or controls, directly or indirectly, as security under any obligation on a prospective basis. Directors who had pledged shares as of September 25, 2013 are expected to reduce the number of shares pledged in a reasonable manner over time. See the footnotes following the Ownership of Directors and Executive Officers table on page 70 for additional information regarding shares subject to pledge obligations and reductions in the number of shares pledged.

It is also our policy to prohibit all directors, officers and employees from hedging or offsetting the economic risk associated with a Campbell security. See page 50 for additional information regarding our policy prohibiting hedging.

Deferred Compensation Plans for Non-Employee Directors

Under our Supplemental Retirement Plan, a non-employee director may elect to defer payment of all or a portion of his or her fees until termination of his or her directorship. Directors participate in the same plans as executives. See pages 62 and 63 for a description of the material terms of the Deferred Compensation Plan and the Supplemental Retirement Plan.

Fiscal 2019 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total ($)
Fabiola R. Arredondo	$119,000	$129,000	$248,000
Howard M. Averill	$131,500	$141,500(2)	$273,000
John P. Bilbrey	$ 69,417	$ 75,250	$144,667
Bennett Dorrance	$119,000	$129,000(2)	$248,000
Maria Teresa Hilado	$122,750	$132,750(2)	$255,500
Sarah Hofstetter(3)	$128,917	$139,750(2)	$268,667
Randall W. Larrimore	$126,500	$136,500	$263,000
Marc B. Lautenbach	$122,750	$132,750(2)	$255,500
Mary Alice D. Malone	$119,000	$129,000	$248,000
Sara Mathew(4)	$122,750	$132,750(2)	$255,500
Keith R. McLoughlin(5)	$240,333	$249,500(2)	$489,833
Kurt T. Schmidt(3)	$128,917	$139,750(2)	$268,667
Nick Shreiber	$129,000	$139,000	$268,000
Archbold D. van Beuren	$130,250	$140,250	$270,500
Les C. Vinney(4)	$162,750	$172,750	$335,500

(1) Amounts reported represent the aggregate grant date fair value of shares issued to each director during fiscal 2019, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2019 Form 10-K. Directors are fully vested in stock awards at the time of grant, therefore, there were no unvested stock awards at July 28, 2019.

(2) In 2019, Messrs. Averill, Dorrance, Lautenbach, McLoughlin and Schmidt and Mses. Hilado, Hofstetter and Mathew elected to defer the value of their stock awards; provided that Mr. Schmidt and Ms. Hofstetter were not eligible to defer $10,750 of their stock awards. This amount was credited to each individual's notional account in the Supplemental Retirement Plan and invested in the Campbell Stock Fund, which is indexed to Campbell common stock.

(3) Director compensation for Ms. Hofstetter and Mr. Schmidt includes pro-rated compensation for service in calendar 2018.

(4) Ms. Mathew and Mr. Vinney retired from the Campbell Board as of April 15, 2019.

(5) Mr. McLoughlin's compensation in this chart reflects a pro-rated retainer and stock award for his service as a non-employee director, and does not include any compensation for his services as Interim President and Chief Executive Officer. Mr. McLoughlin's compensation as Interim President and Chief Executive Officer, as well as his compensation as director, is set forth in the Summary Compensation Table, which appears on page 51.

The aggregate perquisites to any individual non-employee director did not exceed the SEC reporting threshold amount of $10,000.

ITEM 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

The Audit Committee has re-appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for fiscal 2020. PwC or one of its predecessor firms has been retained as the Company's independent registered public accounting firm continuously since we went public in 1954. Representatives of PwC will be at the 2019 Annual Meeting to make a statement if they desire to do so and to answer appropriate questions from shareholders.

The Audit Committee evaluated PwC's performance, qualifications and independence in making its determination to re-appoint PwC. The factors considered in the evaluation included:

- PwC's performance during fiscal 2019 and in previous fiscal years, including the results of a management survey measuring (i) the quality of PwC's services, (ii) the sufficiency of PwC's resources, (iii) PwC's communication skills and (iv) PwC's independence and objectivity;
- PwC's global reach, expertise and experience in the consumer packaged goods industry;
- The experience, professional qualifications and education of the PwC engagement team;
- A review of PwC's independence program and the processes it uses to maintain independence;
- The scope of PwC's internal quality control program and the results of its most recent quality control reviews, including reviews by the Public Company Accounting Oversight Board and PwC's peers; and
- The appropriateness of PwC's fees for its professional services.

The Audit Committee has the sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms. In accordance with SEC rules and PwC policies, the firm's lead engagement partner rotates at least every five years. The Audit Committee and its Chair are involved in the selection of PwC's lead engagement partner.

The Audit Committee and the Board of Directors believe that the continued retention of PwC to serve as the Company's independent registered public accounting firm for fiscal 2020 is in the best interests of the Company and its shareholders. Shareholder ratification of the appointment is not required under the laws of the State of New Jersey or our Articles or By-Laws, but as a matter of good corporate governance, the Board is submitting this proposal to shareholders. The affirmative vote of a majority of the votes cast at the meeting is required for ratification. Abstentions will not be counted as votes cast on this proposal. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to select another audit firm. Even if the appointment is ratified, the Audit Committee may select a different audit firm at any time during the year if it determines that this would be in the best interests of Campbell and its shareholders.

> **Your Board of Directors Recommends a Vote "For" This Proposal**

Audit Firm Fees and Services

The aggregate fees, including expenses, billed by PwC, for professional services in fiscal 2019 and 2018 were as follows:

Services Rendered	Fiscal 2019	Fiscal 2018
Audit Fees	$6,829,000	$6,639,000
Audit-Related Fees	$1,908,000	$ 26,000
Tax Fees	$1,880,000	$ 620,000
All Other Fees	$ 5,000	$ 5,000

The audit fees for the years ended July 28, 2019 and July 29, 2018 include fees for professional services rendered for the audits of our consolidated financial statements and the effectiveness of our internal control over financial reporting, quarterly reviews, statutory audits, SEC filings, and accounting consultations. Audit fees for the year ended July 28, 2019 also include the impact of the Campbell Fresh and Campbell International divestiture processes and the audit fees for the year ended July 29, 2018 also include the impact of the Snyder's-Lance and Pacific Foods acquisitions and the Tax Cuts and Jobs Acts of 2017.

The audit-related fees for the year ended July 28, 2019 include fees for an additional audit related to the divestiture of Bolthouse Farms.

Tax fees for the years ended July 28, 2019 and July 29, 2018 include fees for services related to tax compliance, including the preparation of tax returns, tax assistance with tax audits, transfer pricing, and tax consulting. Tax fees for the year ended July 28, 2019 also include tax work in preparation of divestitures.

Other fees for the years ended July 28, 2019 and July 29, 2018 include fees associated with the use of accounting, disclosure and technical research software.

All audit, audit-related, tax and other fees described above were pre-approved by the Audit Committee in accordance with its pre-approval policy.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent registered public accountants will perform. Management reports to the Audit Committee on the actual fees charged by the independent registered public accountants for each category of service.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accountants for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent registered public accountants. In case approval is needed before a scheduled Audit Committee meeting, the Audit Committee has authority to delegate pre-approval authority to one of its members who must report on such pre-approval decisions at the Audit Committee's next regular meeting. During fiscal 2019, the Audit Committee delegated authority to its Chair to pre-approve additional audit and non-audit services in an amount not to exceed $200,000.

Auditor Independence

PwC has advised us that neither it nor any member of its firm has any financial interest, direct or indirect, in any capacity in us or our subsidiaries. We have made similar inquiries of our directors and executive officers, and we have identified no such direct or indirect interest in PwC.

Audit Committee Report

Management has primary responsibility for Campbell's financial statements and the reporting process, including the systems of internal control over financial reporting. Our role as the Audit Committee of Board of Directors is to oversee Campbell's accounting and financial reporting processes, including the systems of internal control over financial reporting, and audits of its financial statements.

Our duties include overseeing Campbell's management, internal auditors and the independent registered public accounting firm in their performance of the following functions for which they are responsible:

Management

- Preparing Campbell's financial statements in accordance with GAAP;
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Campbell's internal control over financial reporting.

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing Campbell's financial statements;
- Issuing an opinion about the financial statements' conformity with U.S. GAAP; and
- Annually auditing the effectiveness of Campbell's internal control over financial reporting.

The Audit Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee reviewed with the internal auditors and independent registered public accounting firm, with and without members of management present, the results of their audits, their assessment of Campbell's internal control over financial reporting and the overall quality of Campbell's financial reporting.

Prior to Campbell's filing of its Annual Report on Form 10-K for the fiscal year ended July 28, 2019 with the SEC, the Audit Committee also during the year:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements;
- Reviewed and discussed with the independent registered public accounting firm the critical audit matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved the auditor's especially challenging, subjective or complex judgments;
- Reviewed and discussed with management and the independent registered public accounting firm the assessment by management and the independent registered public accounting firm of the adequacy and effectiveness of Campbell's internal control over financial reporting;
- Discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC regarding the independent registered public accountants' communications with the Audit Committee;
- Received from the independent registered public accounting firm a written report stating that they are not aware of any relationships between the registered public accounting firm and Campbell that, in their professional judgment, may reasonably be thought to bear on their independence, as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence;
- Discussed with the independent registered public accounting firm the firm's objectivity and independence; and
- Considered whether the provision of non-audit services by the independent registered public accounting firm to Campbell for the most recent fiscal year and the fees and costs billed and expected to be billed by the independent registered public accounting firm for those services are compatible with maintaining its independence.

Based on the review and discussions described in this report, and subject to the limitations of the Audit Committee's role and responsibilities outlined in this report, the Audit Committee recommended to the Board that Campbell's audited consolidated financial statements be included in Campbell's Annual Report on Form 10-K for the fiscal year ended July 28, 2019 for filing with the SEC.

Audit Committee
Howard M. Averill, Chair
Maria Teresa Hilado
Sarah Hofstetter
Marc B. Lautenbach
Archbold D. van Beuren

Approved: September 25, 2019

ITEM 3 — ADVISORY VOTE ON FISCAL 2019 EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that shareholders be given the opportunity to cast an advisory (non-binding) vote on executive compensation. This vote, commonly known as a "Say on Pay" vote, gives shareholders the opportunity to vote for or against named executive officer ("NEO") compensation during a given fiscal year. Shareholders' votes are not intended to address any specific item of the compensation program, but rather to address our overall approach to executive compensation as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail in the Compensation Discussion and Analysis beginning on page 35, our compensation program is designed to link pay to Company, division and individual performance, and reward achievements in those areas accordingly. The objectives of the executive compensation program are to:

- Align the financial interests of our NEOs with those of our shareholders, in both the short and long term;
- Provide incentives for achieving and exceeding our short- and long-term goals;
- Attract, motivate and retain key executives by providing total compensation opportunities that are competitive with opportunities offered by other companies in the food, beverage and consumer products industries; and
- Differentiate the level of compensation based on individual and business unit performance, leadership potential and level of responsibility within the organization.

The Compensation and Organization Committee ("Committee") of the Board of Directors annually reviews our compensation structure, including the apportionment of pay between fixed and at-risk compensation elements and the design of the incentive compensation programs, and

reviews and approves the applicable performance metrics by which such at-risk compensation is paid. The Committee believes that our executive compensation program effectively implements our compensation principles and policies, achieves our compensation objectives and aligns the interests of the NEOs and shareholders. Please read the entire Compensation Discussion and Analysis beginning on page 35 for additional details about our executive compensation programs, including detailed information about fiscal year 2019 compensation of the NEOs.

The Board of Directors is asking shareholders to support our fiscal 2019 executive compensation program, as disclosed in this proxy statement. The vote required for approval of this proposal is a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes cast on this proposal. This vote on executive compensation is advisory, and therefore, will not be binding on Campbell Soup Company, the Committee or the Board of Directors, and it will not be construed as overruling any decision by the Company or the Board of Directors or creating or implying any change to, or additional fiduciary duties for, the Company or the Board of Directors.

Your Board of Directors Recommends a Vote "For" This Proposal and "For" the Following Resolution:

"RESOLVED, that the shareholders of Campbell Soup Company approve, on an advisory basis, the compensation paid to Campbell Soup Company's named executive officers, as disclosed in the 2019 Proxy Statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the 2019 executive compensation tables and related narrative discussion."

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

This CD&A describes our executive compensation program for the Chief Executive Officer ("CEO"), the former interim Chief Executive Officer ("former CEO"), the former Chief Financial Officer ("former CFO"), and the three other most highly compensated executive officers who were serving as executive officers at fiscal year end (July 28, 2019), (collectively with the CEO, former CEO and former CFO, "named executive officers" or "NEOs"). The Compensation and Organization Committee ("Committee") of the Board of Directors oversees all aspects of NEO compensation, including annual incentive compensation under our Annual Incentive Plan ("AIP") and long-term incentive compensation under our Long-Term Incentive Program ("LTI Program"). The fiscal 2019 NEOs are:

▪ Mark A. Clouse	President and Chief Executive Officer
▪ Keith R. McLoughlin	Former Interim President and Chief Executive Officer
▪ Anthony P. DiSilvestro	Former Senior Vice President and Chief Financial Officer*
▪ Carlos Abrams-Rivera	Senior Vice President and President, Campbell Snacks
▪ Adam G. Ciongoli	Senior Vice President and General Counsel
▪ Luca Mignini	Former Executive Vice President – Strategic Initiatives

* Mr. DiSilvestro served as Senior Vice President and Chief Financial Officer of the Company until September 30, 2019.

① WHAT HAPPENED IN 2019?

2019 Strategic Progress and Financial Results

On August 30, 2018, we announced the results and objectives from our strategic review. During fiscal 2019, we made significant progress towards achieving our objectives.

August 2018 Objectives	Fiscal 2019 Accomplishments
• Focus the Company on two distinct businesses - Snacks and Meals & Beverages, in our core North American market	• Developed a new, straightforward strategy focused on one geography and two core businesses
• Divest Campbell Fresh and Campbell International	• Sold our U.S. refrigerated soup business on February 25, 2019 • Sold our Garden Fresh Gourmet business on April 25, 2019 • Sold our Bolthouse Farms business on June 16, 2019 • Signed a definitive agreement for the sale of our Kelsen business on July 12, 2019, and completed the sale on September 23, 2019 • Signed a definitive agreement on August 1, 2019, for the sale of our Arnott's business and certain other international operations
• Reduce debt	• Divestiture net proceeds of approximately $3 billion will be used to significantly reduce our debt
• Increase cost savings target	• Achieved $560 million of the expected $850 million in cost savings from continuing operations that we expect to achieve by the end of fiscal 2022

On August 30, 2019, we announced our fiscal 2019 financial results, which included:

- Net sales of $8.107 billion
- Earnings before interest and taxes ("EBIT") of $979 million
- Adjusted EBIT of $1.266 billion
- Earnings per share ("EPS") from continuing operations of $1.57
- Adjusted EPS from continuing operations of $2.30
- Cash flows from operations of $1.398 billion

More information on our business performance in fiscal 2019 is available in our 2019 Form 10-K, which is included in the 2019 Annual Report to Shareholders that accompanies this proxy statement. Information on items impacting comparability is available in Appendix A, which also provides a reconciliation of adjusted EBIT and adjusted EPS, which are non-GAAP measures, to their most comparable GAAP measures.

2019 Executive Compensation: New Developments and Payouts

In fiscal 2019, the Committee made a number of changes to the Company's executive compensation program:

- Moved away from using a balanced scorecard to measure performance under the AIP and began to utilize a more formulaic approach with three financial metrics – net sales, adjusted EPS and free cash flow – to determine funding for the AIP pool. The Committee believes these financial metrics are aligned with the Company's strategic objectives and that achievement of the Company's sales, earnings and cash flow goals are essential to creating shareholder value;
- Included free cash flow as a performance measure in the fiscal 2019 LTI Program to further align executive compensation with the Company's most important business objectives; and

- Adopted the Campbell Soup Company Executive Severance Plan to provide a common standard for severance benefits for the NEOs in the event of an involuntary termination without cause.

Our financial performance in fiscal 2019 met or exceeded the metrics that were established by the Committee under the AIP, as discussed on pages 42 and 43. Based on our results and the Committee's overall evaluation of Company performance in fiscal 2019 as further described on pages 42 and 43, the Committee funded the AIP pool at 153% of target.

Our total shareholder return ("TSR") performance over the three-year performance period ending in fiscal 2019 was in the bottom quartile of the Performance Peer Group, resulting in the TSR performance-restricted share units with a performance period ending in fiscal 2019 vesting at 0% of target. See page 47 for additional information.

CEO Transition

In May 2018, our Board appointed Keith R. McLoughlin as Interim President and Chief Executive Officer to serve until the appointment by the Board of a permanent president and chief executive officer. On December 20, 2018, the Board elected Mark A. Clouse as President and Chief Executive Officer, effective January 22, 2019.

As discussed further below, Mr. Clouse's compensation is consistent with our executive compensation program for the other NEOs and with the Committee's compensation objectives, principles and policies. Mr. Clouse's fiscal 2019 compensation package consists of:

- annual base salary of $1,000,000;
- AIP target of 140% of base salary (pro rated for fiscal 2019); and
- long-term incentive award target of 500% of base salary under the Company's LTI Program.

Mr. Clouse received his target long-term incentive award of $5,000,000 for fiscal 2019 on January 22, 2019, and also received a sign-on grant of 150,000 non-qualified stock options. In setting Mr. Clouse's compensation, the Committee reviewed CEO benchmarks within the Compensation Peer Group and established a compensation package that was consistent with these benchmarks and which the Committee believed was appropriate and necessary to recruit an executive of Mr. Clouse's caliber.

When Mr. Clouse became President and Chief Executive Officer on January 22, 2019, Mr. McLoughlin resumed his status as an independent director. For his service as Interim President and Chief Executive Officer, the Board approved a cash bonus of $1,650,000 for Mr. McLoughlin.

The compensation arrangements for Mr. Clouse and Mr. McLoughlin are further described throughout this CD&A.

② WHAT ARE OUR COMPENSATION PRACTICES?

Compensation Objectives

The objectives of our executive compensation program are to:

- Align the financial interests of the NEOs with those of our shareholders, in both the short and long term;
- Provide incentives for achieving and exceeding our short-term and long-term goals;
- Attract, motivate and retain our key executives by providing total compensation opportunities that are competitive with opportunities offered by other companies in the food, beverage and consumer products industries; and

- Differentiate the level of compensation based on individual and business unit performance, leadership potential and level of responsibility within the organization. Individual performance is rated based upon demonstrated leadership skills, accomplishment of objectives, business unit or functional accountabilities and personal contributions.

Compensation Principles and Policies

The Committee annually reviews and approves the principles and policies for executive compensation. In fiscal 2019, the Committee reviewed the compensation principles and policies and made the following changes: (1) removed references to targeting compensation at 5% to 10% above median and instead referred to targeting compensation to approximate the regressed market median in order to more accurately reflect the Committee's compensation philosophy, and (2) removed references to stock options in the long-term incentive program, as the Committee had determined it would not use stock options as part of the fiscal 2020 long-term incentive grants. The current compensation principles and policies are:

- Campbell offers a total compensation package that is designed to link pay to Company, business unit and individual performance and attract, motivate and retain talent of the caliber needed to deliver successful business performance in absolute terms and relative to competition;
- Compensation levels are set after comparing Campbell's pay levels and practices to the practices of the Compensation Peer Group (see pages 39 and 40), which is reviewed annually by the Committee;
- Campbell targets total annual compensation, consisting of salary, annual incentives and long-term incentives, to approximate the regressed market median to enable the Company to recruit and retain executive talent. A regression analysis is performed to adjust the compensation data for the top executive positions to take into account differences in the total revenue of various peer companies compared

to our total revenue. Our competitive position is reviewed annually by the Committee. An individual executive's salary, target annual incentive and target long-term incentives may be higher or lower than the regressed market median due to a number of factors including the scope of the individual's job responsibilities, his or her individual contributions and experience, business performance and job market conditions;

- Annual incentive payments are based on our performance compared to the goals established at the beginning of the fiscal year in designated measurement areas relating to our financial and enterprise priorities for that year. The Committee evaluates performance compared to the annual goals to establish the AIP pool and uses its discretion to make any adjustments;
- Long-term incentive grants are delivered in a combination of performance-restricted share units and time-lapse restricted share units, with the mix varying by level of responsibility within the organization; and
- Senior executives have a substantial portion of their compensation at risk, based upon the achievement of the performance goals for annual incentive payments and the performance goals for long-term incentives. To further align the interests of our senior executives with those of shareholders, a higher proportion of the incentive compensation delivered to senior executives is through performance-based long-term incentives that are paid out depending upon our financial performance (see pages 44 through 46 for a description of the LTI Program).

Compensation Governance

Our executive compensation program reflects the following best practices:

WE DO	WE DO NOT
✓ Maintain a strong alignment between corporate performance and compensation	✗ Have an employment agreement with our CEO or any other executive officers
✓ Annually review the risk profile of our compensation programs and maintain risk mitigators	✗ Pay dividends or dividend equivalents to NEOs on unearned equity awards
✓ Use an independent compensation consultant retained directly by the Compensation and Organization Committee	✗ Reprice stock options without the approval of Campbell shareholders
✓ Use "double-trigger" change in control provisions in all change in control agreements with our NEOs	✗ Provide tax gross ups in any change in control agreement entered into after January 1, 2011
✓ Have a policy that allows for the clawback of incentive compensation upon a material financial restatement resulting from fraud or intentional misconduct	✗ Allow any directors or officers to hedge Campbell common stock
✓ Maintain robust stock ownership guidelines for all executive officers	✗ Allow any directors or executive officers to pledge Campbell common stock (subject to grandfathering)

Results of 2018 Say on Pay Vote

At the 2018 Annual Meeting of Shareholders, we held our annual shareholder advisory vote on executive compensation, or "Say on Pay" vote. Approximately ninety percent (90%) of the votes cast were in favor of the "Say on Pay" proposal.

As the Committee evaluated our compensation principles and policies during fiscal 2019, it was mindful of this favorable outcome and our shareholders' strong support of our compensation objectives and compensation programs. The

Committee has maintained its general approach to executive compensation, and made no material changes in fiscal 2019 to the compensation principles and policies or the objectives of our compensation program in response to the results of the "Say on Pay" vote. The Committee did refresh certain elements of our AIP and LTI Program, as noted on page 36 and further discussed in this CD&A. See "Item 3 – Advisory Vote on Fiscal 2019 Executive Compensation" on page 34 for additional information on the 2019 "Say on Pay" vote.

3 HOW ARE COMPENSATION DECISIONS MADE?

Role of the Compensation and Organization Committee

The Committee has overall responsibility for our executive compensation program. The Committee annually reviews compensation strategy, principles and policies, including the apportionment of pay between fixed compensation and incentive compensation elements, and the design of incentive compensation programs. The Committee approves all compensation and benefits for our executive officers (including current executive officers who are NEOs) and Company executives with base salaries in excess of $500,000 per year, authorizes the aggregate amount of annual incentive awards for all eligible participants under the AIP and the LTI Program, and authorizes the CEO to allocate awards to other participants under the AIP and the LTI Program, up to an aggregate amount. Pursuant to the terms of its charter, the Committee is authorized to delegate any of its responsibilities to subcommittees as it deems appropriate, subject to the requirements of applicable laws, regulations and shareholder approved plans. The Committee has delegated to the Chair of the Committee the authority to approve compensation actions for executive officers between Committee meetings when absolutely necessary for business continuity purposes.

A subcommittee consisting of the Chair of the Committee and either the independent Board Chair or another independent director must jointly approve any equity grants made to executive officers between meetings.

Following the completion of the fiscal year, the Committee reviews the performance of the NEOs and approves each executive's annual incentive payment for the just-completed fiscal year and certifies the vesting of long-term incentive awards for performance periods ending as of the just-completed fiscal year. The Committee also reviews and approves the base salary, annual incentive target and long-term incentive grant for the current fiscal year. This review of all major elements of executive compensation at one time provides the Committee with a comprehensive analysis of the target dollar amount of compensation that would be delivered by each element of compensation, assuming that the required performance goals are attained.

The Committee also reviews major organizational changes and reviews our succession planning and leadership development processes.

Role of Management

It is our customary practice for the CEO and the Senior Vice President and Chief Human Resources Officer to provide recommendations to the Committee on compensation actions for our executive officers (except for actions related to their own compensation) and on potential changes in the design of executive compensation programs, which the Committee then reviews with its independent compensation consultant. In September 2018, Mr. McLoughlin and the Senior Vice President and Chief Human Resources Officer recommended to the Committee compensation actions for all of the

Company's executive officers (other than their own positions), including the NEOs, as well as Company executives with base salaries over $500,000. The recommendations included fiscal 2018 AIP awards and base salaries and LTI grants for fiscal 2019. In September 2019, Mr. Clouse and the Senior Vice President and Chief Human Resources Officer recommended to the Committee fiscal 2019 AIP awards and base salaries and LTI grants for fiscal 2020 for the Company's executive officers (other than their own positions), including the NEOs, as well as Company executives with base salaries in excess of $500,000.

Role of Independent Compensation Consultant

Pursuant to its charter, the Committee is authorized to engage an outside advisor to assist in the design and evaluation of our executive compensation program, as well as to approve the fees paid to such advisor and other terms of the engagement. Prior to the retention of an outside advisor, the Committee assesses the prospective advisor's independence, taking into consideration all relevant factors, including those factors specified in the NYSE listing standards.

FW Cook has been the Committee's independent compensation consultant since fiscal 2014. In fiscal 2019, the Committee conducted an evaluation of FW Cook's performance and independence and determined it would continue to engage FW Cook as its compensation consultant. FW Cook does not provide us with any services other than advising the Committee on executive compensation and advising the Governance Committee on non-employee director compensation. The Committee did not engage any other advisor in fiscal 2019. At the direction of the Committee, FW

Cook provided advice on CEO and former CEO compensation, compensation trends, governance issues and other matters of interest to the Committee during fiscal 2019. The Committee assessed FW Cook's independence, taking into account a number of factors such as: (1) the provision of other services to Campbell by FW Cook; (2) the amount of fees received from Campbell by FW Cook as a percentage of the total revenue of FW Cook; (3) FW Cook's policies and procedures to prevent conflicts of interest; (4) any business or personal relationship between FW Cook and the members of the Committee; (5) any ownership of Campbell stock by the individuals at FW Cook performing consulting services for the Committee; and (6) any business or personal relationship between FW Cook and any Campbell executive officer. FW Cook provided the Committee with appropriate assurances regarding its independence. Based on this analysis, the Committee has concluded that FW Cook has been independent throughout its service to the Committee and that there are no conflicts of interest.

Peer Groups

The Committee identifies both a Compensation Peer Group and a Performance Peer Group (which is a subset of the Compensation Peer Group) in designing and determining executive compensation. The Committee uses the Compensation Peer Group to evaluate the competitiveness of executive compensation and uses the Performance Peer Group to measure our relative TSR performance.

The Compensation Peer Group consists of companies in the food, beverage and consumer products industries with whom we primarily compete for executive talent. The Performance Peer Group consists of the companies in the Standard & Poor's Packaged Foods Group, which are independently selected by Standard & Poor's ("S&P") based upon the similarities of the companies' businesses in the packaged foods industry.

The composition of the Compensation Peer Group is reviewed and approved by the Committee each fiscal year after obtaining advice from its independent compensation consultant. For fiscal 2019, following its review and in light of the acquisition of Snyder's-Lance, Inc., the Committee added Flowers Foods, Inc. to the Compensation Peer Group. The Committee previously removed Reynolds American Inc. from the fiscal 2019 Compensation Peer Group following its acquisition by British American Tobacco.

In fiscal 2019, the Committee compared our target total compensation levels with levels at the companies in the Compensation Peer Group identified in the table below. Given our relatively small size in relation to many of the companies

in the Compensation Peer Group, a regression analysis was performed to adjust the compensation data for the top positions for differences in the total revenues of the various companies compared to our total revenue. The Committee believes that use of the Compensation Peer Group is the most effective method to evaluate and set the compensation needed to attract, motivate and retain the executive talent needed to manage our businesses and operations successfully, because these are the primary companies with which we compete for senior executives. Use of this peer group also provides a broad database that allows Campbell to obtain accurate, representative survey information for a majority of its positions.

The Committee also reviewed the Performance Peer Group in fiscal 2019 and continues to believe that it is the appropriate group in Campbell's industry against which to measure our TSR performance. TSR performance of the companies in the Compensation Peer Group that are not in the packaged foods industry is more likely to be affected by economic developments that do not affect the packaged foods industry. Companies that are added to and deleted from the S&P Packaged Foods Group are automatically added to, or deleted from, the Performance Peer Group. The companies currently in the S&P Packaged Foods Group are noted in the table below; this list is also readily available through S&P.

Fiscal 2019 Compensation Peer Group & Performance Peer Group

Anheuser-Busch Companies, Inc.	General Mills, Inc.(1)	McCormick & Company, Inc.(1)
The Clorox Company	The Hershey Company(1)	Mondelez International, Inc.(1)
The Coca-Cola Company	Hormel, Inc.(1)	Nestle USA, Inc.
Colgate-Palmolive Company	Johnson & Johnson Company	PepsiCo, Inc.
ConAgra Foods, Inc.(1)	The J.M. Smucker Company(1)	The Procter & Gamble Company
Dean Foods Company	Kellogg Company(1)	S.C. Johnson & Son, Inc.
Diageo North America, Inc.	Kimberly-Clark Corporation	Tyson Foods, Inc.(1)
Dr. Pepper Snapple Group, Inc.(2)	The Kraft Heinz Company(1)	Unilever United States, Inc.
Flowers Foods, Inc.	Mars, Inc.	

(1) These companies, plus Campbell, constitute the entire S&P Packaged Foods Group, the Performance Peer Group used to measure TSR performance for calculation of the payout of TSR performance-restricted share units under the LTI Program.

(2) Dr. Pepper Snapple Group, Inc. and Keurig Green Mountain merged in July 2018. The new entity, Keurig Dr Pepper Inc., was added to the Compensation Peer Group for fiscal 2020.

4 HOW DO WE COMPENSATE OUR NEOs?

Compensation Elements

The primary components of our executive compensation and benefits programs are summarized in the following table:

Element		Purpose/Objective	Additional Info
Fixed	Base Salary	• Provide a base level of compensation that is competitive in relation to the responsibilities of each executive's position to attract the talent needed to successfully manage our business and execute our strategies	Page 41
At Risk	Annual Cash Incentive	• Motivate and reward the achievement of annual operating plan goals • Recognize individual contribution, measured by the impact on the performance of the Company, division, function or team	Pages 41-44
	Long-Term Equity Incentive	• Motivate and reward executives based upon our success in delivering value to our shareholders • Retain the executive talent necessary to successfully manage our business and execute our strategies • Align pay with performance metrics that impact long-term value creation	Pages 44-47
Benefits	Retirement Programs	• Provide retirement benefits at competitive levels consistent with programs for our broad-based employee population	Pages 47-48
	Post-Termination Compensation and Benefits	• Provide market-competitive benefits to attract the talent needed to successfully manage our business and execute our strategies • Provide a reasonable measure of financial stability in the event of involuntary termination or change in control	Pages 48-49
	Benefits and Perquisites	• Provide market-competitive benefits and perquisites to attract the talent needed to successfully manage our business and execute our strategies	Page 48

The proportion of compensation delivered in each of these elements is designed to:

- put more compensation at risk based upon Company or business unit and individual performance for NEOs, whose performance is more likely to influence the results of the executive's business unit or function, or the results of the Company as a whole;
- align NEO compensation with shareholder value creation through long-term incentives based on relative and absolute total shareholder return;
- provide consistency over time in the proportion of compensation opportunity among the elements, while varying actual pay based upon Company, business unit and individual performance; and
- be competitive with the practices of the Compensation Peer Group in order to attract, motivate and retain key executives.



Our NEOs (other than Mr. McLoughlin) have a substantial portion of their target compensation at risk:

CEO
87% at-risk
Base Salary 13%
Bonus 19%
LTI 68%

Other NEOs
78% at-risk
Base Salary 22%
Bonus 20%
LTI 58%

Base Salary

The Committee considers a number of factors in determining individual base salaries for the NEOs, including the scope of an individual's job responsibilities, his or her individual contributions and experience, business performance, job market conditions, the salary budget guidelines, and the individual's current base salary as compared with those of persons in similar positions at other companies in the Compensation Peer Group, as well as within the Company. Targets for annual incentive payments and long-term incentive grants are a percentage of base salary.

Individual salaries for NEOs are reviewed each September by the Committee when it conducts its annual review of executive performance. Merit increases are generally based on the CEO's (for executives other than the CEO) and the Committee's assessment of individual performance.

In September 2018, the Committee reviewed the base salaries for all of the NEOs who were employed by the Company at that time, other than Mr. McLoughlin. The Committee did not increase the fiscal 2019 base salaries for Messrs. Ciongoli, DiSilvestro or Mignini. Mr. McLoughlin's base salary was established in May 2018, at the time of his appointment as Interim CEO and did not change throughout the duration of his time in that role. Mr. Clouse's base salary was established in December 2018 in connection with his employment as CEO of the Company and was designed to be competitive with the CEO benchmark within the Compensation Peer Group. Effective April 2019, the Committee set Mr. Abrams-Rivera's base salary at $670,000 in connection with his promotion to Senior Vice President of the Company and President, Campbell Snacks.

The base salaries paid to NEOs in fiscal 2019 are presented in the 2019 Summary Compensation Table on page 51.

Annual Incentive Compensation

In fiscal 2019, all NEOs other than Mr. McLoughlin were eligible to receive an annual incentive award under the Campbell Soup Company Annual Incentive Plan ("AIP"). Awards to NEOs under the AIP are determined based on Company and/or division performance (as applicable) and individual performance, as illustrated in the table below. A narrative discussion of each component follows.

Annual Incentive Target
The Committee sets a target percentage for each NEO based on competitive market data. The target percentages for all AIP-eligible participants (other than the CEO) are applied to individual base salaries (other than the CEO's) to calculate a target AIP award pool for the total Company.
X
Total Company Performance Score*
The score is determined by the Committee based on an assessment of the Company's performance versus pre-established financial goals and the quality of the results. The full range of possible scores is 0-175%.
X
Individual Award Determination
This is determined by the Committee, in the case of the CEO, and the Committee with input from the CEO for the other NEOs. The range of possible scores is 0-150%.
=
Final Award
Together, these determine the total approved AIP pool for the Company**
This determines an individual NEO's "share" of the approved pool
In all events, capped at 200% of an individual's AIP target

* AIP awards for NEOs who are division leaders are determined using a score that is weighted 20% on the assessment of total Company performance and 80% on the assessment of the division's performance.

** The total approved AIP pool for the Company as described above does not include payments to the CEO. The CEO's AIP payment comes from a separate pool, but is calculated in the same manner as described above (i.e., CEO's annual incentive target multiplied by the Total Company Performance Score multiplied by the CEO's Individual Performance Score, capped in all events at 200% of the CEO's annual incentive target).

Annual Incentive Target

Each year, the Committee establishes a competitive annual incentive target under the AIP, expressed as a percentage of base salary, for each NEO. The AIP target percentages are at or near the size-adjusted median for similar executive positions at companies in the Compensation Peer Group. The sum of the individual incentive targets for all AIP participants (approximately 1,734 executives, managers and professionals) comprises the target AIP award pool. The maximum payout under the AIP for any individual is 200% of his or her target.

The Committee reviewed the fiscal 2019 AIP targets for Messrs. Ciongoli, DiSilvestro and Mignini and determined that no changes were warranted to the targets for fiscal

2019. Mr. Clouse's fiscal 2019 AIP target was established in December 2018 in connection with his employment as CEO of the Company. The Committee increased Mr. Abrams-Rivera's fiscal 2019 AIP from 70% to 80% in connection with his promotion to Senior Vice President and President, Campbell Snacks in April 2019; Mr. Abrams-Rivera's fiscal 2019 target shown below is based on the portion of the fiscal year he spent in his current and prior roles. Mr. McLoughlin did not participate in the fiscal 2019 AIP.

The fiscal 2019 annual incentive targets for the NEOs were:

Name	Fiscal 2019 Annual Incentive Target (% of Base Salary)	Fiscal 2019 Annual Incentive Target ($)
Mark A. Clouse	73%*	$ 732,603*
Keith R. McLoughlin	NA	NA
Anthony P. DiSilvestro	90%	$ 632,700
Carlos Abrams-Rivera	73%	$ 491,395
Adam G. Ciongoli	80%	$ 579,760
Luca Mignini	125%	$1,000,000

* Target and target amount is pro-rated for Mr. Clouse's time of employment during fiscal 2019; full annual target for Mr. Clouse is 140% or $1,400,000

Fiscal 2019 Total Company Performance Score

Fiscal 2019 was a transition year for Campbell. On August 30, 2018, we announced the results and objectives from our strategic review. We also disclosed our plans to divest our Campbell International and Campbell Fresh businesses and use the proceeds to significantly reduce debt, and announced that we were increasing our multi-year cost savings target and driving asset efficiency in working capital and capital expenditures to generate additional free cash flow.

Considering the foregoing, the Committee chose to base the fiscal 2019 Total Company Score for the AIP on three financial metrics – net sales, adjusted EPS and free cash flow – and established the performance targets set forth in the table below (dollars in millions, except per share amounts).

Metric Weighting	Performance Targets		
	Threshold	Target	Over-Achievement
Net Sales (30%)	$9,680	$9,929 – $10,029	$10,179
Adjusted EPS (30%)	$ 2.40	$ 2.52 – $ 2.54	$ 2.63
Free Cash Flow (40%)	$ 686	$ 726 – $ 734	$ 759

The performance targets set forth above align with the Company's internal operating plan and externally provided net sales and adjusted EPS guidance for fiscal 2019 and were designed to be challenging to achieve. For each metric, threshold performance results in a 50% payout of target funding, performance within the target range results in a 100% payout of target funding, and over achievement results in a 175% payout of target funding; straight-line interpolation will be used between points to determine the actual payout.

In establishing the metrics, performance targets and payout ranges for the fiscal 2019 Total Company Score at the beginning of the fiscal year, the Committee recognized that fiscal 2019 would be a year of re-focus for the Company and took into consideration a number of challenges the Company was facing, including: the need to integrate newly acquired businesses, prepare businesses for divestiture and strengthen the balance sheet, as well as further reduce costs and increase the Company's asset efficiency to reflect a leaner, more focused and agile enterprise. The Committee was also cognizant of the external outlook that the Company had provided to its investors at the beginning of the fiscal year. The Committee believed that linking the fiscal 2019 AIP to net sales, adjusted EPS and free cash flow would appropriately incent the management team to take the necessary steps to stabilize the

business, restructure the portfolio and emphasize better execution, which it believed would establish the foundation for longer-term sustainable performance and profitable growth and increase shareholder value. It established the performance targets and payout ranges described above to incent management to deliver its external outlook, which the Committee believed would help the Company begin to re-establish credibility and reduce volatility in the Company's share price.

The table below summarizes our fiscal 2019 performance for AIP purposes, which may vary from our reported results, and the performance assessment and determination of the Total Company Score. Fiscal 2019 net sales performance as measured for AIP purposes includes sales from businesses reported as discontinued operations (including sales from Campbell Fresh during the portion of the year we owned that business and sales from the Kelsen Group, Arnott's and the other Campbell International operations that we are divesting) and excludes the impact of foreign currency translation. Adjusted EPS for AIP purposes excludes items impacting comparability and the impact of foreign currency translation. Free cash flow is an internal metric that measures net cash provided by operating activities less capital expenditures and certain investing and financing activities (dollars in millions, except per share amounts).

	Fiscal 2019 AIP Performance	Performance Assessment	Score	Weighting	Weighted Contribution to Score
Net Sales	$10,025	Target	100	30%	30
Adjusted EPS	$ 2.66	Over Achievement	175	30%	53
Free Cash Flow	$ 1,022	Over Achievement	175	40%	70
Total Company Score					**153**

The Committee retains discretion to adjust the Total Company Score for quality of results and other factors as it deems appropriate, but did not exercise such discretion in fiscal 2019. In evaluating the quality of results the Committee considered a number of factors, including: successful divestiture of Campbell Fresh and announced divestitures of the Kelsen Group, Arnott's and certain of our Campbell International operations; and the over-delivery of cost savings while stabilizing margins. The Committee noted the accomplishments set forth on page 36, as well as the actions taken to stabilize the business, the progress made against our new strategic plan, and the improvement in operating discipline. It also considered the consistent delivery throughout the year of results that were aligned with or that exceeded the Company's expectations. In light of Company performance versus the established AIP metrics for fiscal 2019 and the aforementioned factors, the Committee believed that the Total Company Score of 153 that was generated by the AIP formula was an appropriate Company score for fiscal 2019.

Fiscal 2019 CEO and NEO Annual Incentive Compensation

Mark A. Clouse

In September 2019, the Committee evaluated Mr. Clouse's fiscal 2019 performance, taking into account the Company's performance in fiscal 2019 against the metrics established for the AIP, for which Mr. Clouse, as our CEO, has ultimate oversight and responsibility. The Committee also evaluated Mr. Clouse's individual performance, as assessed by all independent directors on the Board through the CEO evaluation process, noting his leadership in the following areas: delivery of financial results in line with external guidance; continued progress in capturing Snyder's-Lance synergies and achieving earlier-than-expected enterprise costs savings; execution of the divestitures of Campbell Fresh and Campbell International; driving operating discipline; and building a winning team and culture. Based on this review, the Committee established Mr. Clouse's fiscal 2019 AIP award as shown in the table below. Mr. Clouse's fiscal 2019 AIP target was pro-rated based on his time as CEO during fiscal 2019.

Name	Fiscal 2019 Annual Incentive Target (% of Base Salary)		Fiscal 2019 Company Performance Score		Fiscal 2019 Individual Performance Score		Base Salary at end of Fiscal 2019		Fiscal 2019 Annual Incentive Award
Mark A. Clouse	73%*	x	153%	x	100%	x	$1,000,000	=	$1,120,883

* Target is pro-rated for Mr. Clouse's time of employment during fiscal 2019; the full annual target for Mr. Clouse is 140%, or $1,400,000.

Keith R. McLoughlin

Mr. McLoughlin did not participate in the fiscal 2019 AIP. Instead, upon his appointment as Interim President and Chief Executive Officer in May, 2018, the Board established a target bonus of up to $2,200,000, representing 200% of his base salary, payable at the Board's discretion and subject to achievement of certain individual goals and objectives, including: progress stabilizing the Company's soup and shelf-stable beverage businesses; progress in stabilizing Campbell Fresh; identifying an appropriate portfolio structure and preparing for appropriate divestitures; and creation of a path for a successor CEO.

Following the designation of Mr. Clouse as President and Chief Executive Officer, in January 2019, the Committee reviewed Mr. McLoughlin's performance as Interim President and CEO in light of these goals and objectives and recommended that the Board pay Mr. McLoughlin a bonus of $1,650,000. In making this determination, the Committee noted the following accomplishments: improved profitability through the second quarter of fiscal 2019 in the Company's soup business; Mr. McLoughlin's efforts with respect to the Board's CEO search process which led to the identification and hiring of Mr. Clouse; the successful creation of an appropriate portfolio structure for the Company and the commencement of divestitures; and Mr. McLoughlin's successful leadership in several other areas, including the strategic and portfolio review and the 2018 proxy contest, issues associated with the startup of our Findlay, Ohio distribution facility, and the impact of Hurricane Florence on our Maxton, North Carolina facility. The Board concurred with the Committee's recommendation.

Luca Mignini

In fiscal 2019, Mr. Mignini transitioned to the role of Executive Vice President – Strategic Initiatives with responsibility for overseeing the divestiture of the Campbell International business. It was expected that his role would be eliminated as of August 1, 2019. In recognition of the importance of the Campbell International divestiture and to incent Mr. Mignini to remain with the Company through July 31, 2019, the Committee approved a fiscal 2019 AIP enhancement of up to $1 million for Mr. Mignini, subject to an overall cap of $2 million for all fiscal 2019 AIP payouts to Mr. Mignini. The performance goal established for the AIP enhancement was the execution by the Company of a definitive agreement for the divestiture of the Campbell International business by the end of the fiscal year. This AIP enhancement could increase Mr. Mignini's total AIP payout by up to $1 million, but always is subject to the pre-existing cap on AIP payouts of 200% of Mr. Mignini's target, or $2 million. The Company entered into an agreement to sell the Kelsen business on July 12, 2019 and entered into an agreement to sell the remainder of the Campbell International business on August 1, 2019. As a result of these actions and based on Mr. Clouse's and the Committee's assessment of Mr. Mignini's leadership during a time of transition, the Committee approved an AIP enhancement of $470,000 to Mr. Mignini, brining his total fiscal 2019 AIP payout to $2,000,000, or 200% of target.

Name	Fiscal 2019 Annual Incentive Target (% of Base Salary)		Fiscal 2019 Company Performance Score		Base Salary at end of Fiscal 2019		Fiscal 2019 AIP Enhancement		Fiscal 2019 Annual Incentive Award
Luca Mignini	125%	x	153%	x	$800,000	= $1,530,000 +	$470,000	=	$2,000,000

Other NEOs

Each NEO has individual performance goals for fiscal 2019 against which his individual performance was assessed. Mr. Clouse provided the Committee with his assessment of each NEO's fiscal 2019 performance and achievement relative to his individual performance goals. In providing the Committee with his assessment, Mr. Clouse made note of the following individual accomplishments for each NEO: Mr. DiSilvestro's leadership in the areas of cash flow management and cost savings and his efforts during the strategic and portfolio review and resulting divestitures of Campbell Fresh and the Kelsen business and the planned divestiture of the Arnott's business

and certain other international operations; Mr. Abrams-Rivera's leadership of the Snyder's-Lance integration and value capture efforts and the performance of the overall Campbell Snacks division under his leadership in fiscal 2019; and Mr. Ciongoli's leadership during the 2018 proxy contest and his oversight of the legal aspects of numerous divestitures during the fiscal year. Based on the individual performance of Messrs. DiSilvestro, Abrams-Rivera and Ciongoli, Mr. Clouse recommended, and the Committee reviewed and approved, the AIP payouts as shown in the table below.

Name	Fiscal 2019 Annual Incentive Target (% of Base Salary)		Fiscal 2019 Company Performance Score		Fiscal 2019 Individual Performance Score		Base Salary at end of Fiscal 2019		Fiscal 2019 Annual Incentive Award
Anthony P. DiSilvestro	90%	x	153%	x	120%	x	$703,000	=	$ 1,161,637
Carlos Abrams-Rivera	73%	x	153%(1)	x	120%	x	$670,000	=	$ 902,201
Adam G. Ciongoli	80%	x	153%	x	120%	x	$724,700	=	$1,064,439

(1) For purposes of determining the fiscal 2019 AIP award for Mr. Abrams-Rivera, the Committee used a score that was weighted 20% on its assessment of total Company performance, and 80% on the CEO's assessment of the performance of the Campbell Snacks division.

Long-Term Incentive Compensation

Long-term incentives are typically equity awards, although cash-based awards may be made in limited circumstances. Equity grants are typically approved by the Committee each September, which is near the beginning of our fiscal year. Individual grants are based on the executive's level of responsibility, possession of critical skills, individual performance

and future leadership potential as assessed in our human resources organization planning process. The components of the LTI Program have evolved over time and are modified periodically to further the goals of the program. All shares paid out under our LTI Program are shares that were previously issued and outstanding or were reacquired by the Company.

Fiscal 2019 Long-Term Incentive Program

Each NEO, other than Mr. McLoughlin, has a long-term incentive target that is expressed as a percentage of his or her base salary or a dollar amount. These targets are designed to deliver total direct compensation that approximates the regressed market median, in accordance with our Compensation Principles and Policies. The Committee reviews the LTI targets for each NEO annually. The Committee did not make any changes to the LTI targets for Messrs. Ciongoli, DiSilvestro or Mignini when it reviewed these targets in March 2018, prior to the approval of the fiscal 2019 LTI grants.

The Committee established an LTI target for Mr. Clouse in December 2018 in connection with his employment as CEO of the Company. The Committee set Mr. Abrams-Rivera's fiscal 2019 LTI target to 195% of base salary in March 2018, prior to the approval of the fiscal 2019 LTI grants, and increased the fiscal 2020 target for Mr. Abrams-Rivera from 195% to 220% of base salary in connection with his promotion to Senior Vice President and President, Campbell Snacks in April 2019. The fiscal 2019 long-term incentive targets for our NEOs are set forth in the table below:

Name	Fiscal 2019 LTI Target* (% of Base Salary)	Fiscal 2019 LTI Target* ($)
Mark A. Clouse	500%	$5,000,000
Keith R. McLoughlin**	NA	NA
Anthony P. DiSilvestro	250%	$ 1,757,500
Carlos Abrams-Rivera	195%	$ 975,000
Adam G. Ciongoli	220%	$1,594,340
Luca Mignini	400%	$3,200,000

* For Messrs. Abrams-Rivera, Ciongoli, DiSilvestro and Mignini, target is applicable to grants that were made on October 1, 2018, based on each NEO's base salary as of August 1, 2018. For Mr. Clouse, target is applicable to the grant that was made on January 22, 2019, based on his base salary as of January 22, 2019.

** Mr. McLoughlin did not participate in the LTI Program for fiscal 2019.

Awards granted under our long-term incentive program in fiscal 2019 to our NEOs consisted of a combination of performance-restricted share units, non-qualified stock options and time-lapse restricted share units, as follows:

- TSR performance-restricted share units, which are earned based upon our TSR performance over the three-year performance period compared to the TSRs of the other companies in the Performance Peer Group;
- Free Cash Flow ("FCF") performance-restricted share units, which are earned based upon our performance versus an annual free cash flow goal established each fiscal year during the three-year performance period;
- Non-qualified stock options, which typically vest ratably over three years and have a ten-year exercise life from the date of the grant; and
- Time-lapse restricted stock units, which vest ratably over three years based on continuous service with the Company.

In fiscal 2019, each NEO who participated in the LTI Program, other than Mr. Abrams-Rivera, received 25% of their long-term incentive opportunity in TSR performance-restricted share units, 25% in FCF performance-restricted share units, 25% in non-qualified stock options, and 25% in time-lapse restricted stock units. Mr. Abrams-Rivera was not an executive officer at the time of the fiscal 2019 LTI grant, so he received 25% of his long-term incentive opportunity in TSR performance-restricted share units, 25% in FCF performance-restricted share units, and 50% in time-lapse restricted stock units. The fiscal 2019 grant to Mr. Abrams-Rivera was approved by the Committee.

There is no payment of dividends on restricted share units during the restriction period; instead, accumulated dividend equivalents will be paid in cash at the end of the restriction period on the units that ultimately vest. The long-term incentive awards that were granted to our NEOs during fiscal 2019 appear in the table below, and a description of each component that was granted in fiscal 2019 or that vested in whole or in part based on our fiscal 2019 performance appears in the narrative discussion following the table.

Name	TSR Performance-Restricted Share Units	FCF Performance-Restricted Share Units	Time-Lapse Restricted Share Units	Non-Qualified Stock Options	LTI Grant Value on Date of Grant *
Mark A. Clouse	36,401	36,401	36,401	182,005	$5,000,000
Anthony P. DiSilvestro	10,646	10,646	10,646	53,232	$ 1,757,500
Carlos Abrams-Rivera	6,966	6,966	13,933	0	$ 1,150,000
Adam G. Ciongoli	9,658	9,658	9,658	48,290	$1,594,340
Luca Mignini	19,385	19,385	19,385	96,923	$3,200,000

* Value for grants made on October 1, 2018 is based on a stock price of $41.27 for the TSR and FCF performance-restricted share units and the Time-Lapse restricted share units, which was the average closing price of Campbell common stock over the final 20 trading days in August 2018, and approximately $8.254 for stock options, which is 1/5 of $41.27 (stock options were granted at a 5:1 ratio, compared to share units). Value for grants made on January 22, 2019 to Mr. Clouse is based on a stock price of $34.34 for the TSR and FCF performance-restricted share units and the Time-Lapse restricted share units, which was the average closing price of Campbell common stock over the final 20 trading days leading up to January 22, 2019, and approximately $6.868 for stock options, which is 1/5 of $34.34 (stock options were granted as a 5:1 ratio, compared to share units). The grant date fair value of share units and stock option awards, as shown in the 2019 Summary Compensation Table on page 51 and the 2019 Grants of Plan-Based Awards table on page 54, is different than the value in the table above because the grant date fair value is based on a Monte Carlo valuation in the case of the TSR performance-restricted share units; the closing share price when a grant date was established for the FCF performance-restricted share units; the closing share price on the date of the grant for Time-Lapse restricted share units; and the Black-Scholes value in the case of the stock options.

The fiscal 2019 long-term incentive awards to Messrs. Clouse, DiSilvestro, Ciongoli and Mignini were granted at target. Mr. Abrams-Rivera was granted an award in excess of his target amount based on the recommendation of the CEO and the Committee's evaluation of his performance and potential.

TSR Performance-Restricted Share Units

In fiscal 2019, the Committee granted long-term incentive awards to the NEOs in the form of TSR performance-restricted share units. The Committee believed that it was appropriate to include an element that compared our performance to an external peer group, and that linking a significant portion of long-term compensation to our TSR performance aligns the interests of NEOs with those of our shareholders. TSR performance-restricted share units are paid out based upon our TSR performance over a three-year period compared to the TSRs of the other companies in the Performance Peer Group over the same three-year period. At the time of

payment, the Committee can exercise negative discretion in determining our ranking under the TSR performance-restricted share unit portion of the program in the event of extraordinary circumstances.

The grants made in fiscal 2019 have a fiscal 2019-2021 performance period. Based on the current composition of the Performance Peer Group, which has 11 companies, including Campbell, the percentage of target TSR units granted in fiscal 2019 that will be paid out at the end of the performance period based upon our TSR performance ranking is illustrated in the chart below:

Campbell's TSR Performance Rank	1	2	3	4	5	6	7	8	9	10	11
Percentage Payout	200%	200%	175%	150%	125%	100%	75%	50%	0%	0%	0%

FCF Performance-Restricted Share Units

In fiscal 2019, the Committee granted long-term incentive awards to the NEOs in the form of FCF performance-restricted share units. The Committee believed it was important to include a cash flow objective in the long-term plan for fiscal 2019. The ability to generate free cash flow is important as it allows us to manage our balance sheet and reinvest in the business for future growth. The Committee recognized that free cash flow was also a metric in the fiscal 2019 AIP, but believed that free cash flow was particularly important at the time to support the Company's long-term objectives. For a more detailed discussion of the Committee's consideration of free cash flow, see the narrative on page 42 following

the AIP performance targets table. The Committee will set a free cash flow performance goal at the beginning of each fiscal year in the three-year performance period, with results averaged at the end of the performance period to determine the payout. The grants made in fiscal 2019 have a fiscal 2019-2021 performance period. The free cash flow performance goal established for fiscal 2019 was $730 million. The Committee will establish annual free cash flow goals for fiscal 2020 and fiscal 2021 at the beginning of the applicable fiscal year. No portion of the FCF performance-restricted share units will be paid out until the completion of the three-year performance period.

Non-Qualified Stock Options

In fiscal 2019, the Committee granted long-term incentive awards to the NEOs (other than Mr. Abrams-Rivera) in the form of non-qualified stock options. The Committee believes that having stock options as a component of our LTI Program further links NEO compensation with shareholder interests and provides a compensation vehicle for NEOs that is linked to absolute share price performance. The stock options that were

granted to NEO's in fiscal 2019, other than the sign-on grant to Mr. Clouse, will vest in equal installments on each of the first three anniversaries of the grant date, and have a 10-year exercise period. For more information on the stock options granted in fiscal 2019, see the 2019 Grants of Plan-Based Awards Table on page 54.

Sign-On Grant to Mr. Clouse

In connection with his employment as CEO, on January 22, 2019, Mr. Clouse was granted a non-qualified stock option award of 150,000 options. This one-time grant was made as an inducement for Mr. Clouse to join Campbell and to create a strong incentive to develop and execute strategies to

increase shareholder value. The options will vest on the third anniversary of the grant date, and have a 10-year exercise period. For more information on this award, see the 2019 Grants of Plan-Based Awards Table on page 54.

Time-Lapse Restricted Share Units

In fiscal 2019, the Committee granted long-term incentive awards to the NEOs in the form of time-lapse restricted share units. Time-lapse restricted share units will vest in equal installments on each of the first three anniversaries of the grant date and are paid out two months following the end of each fiscal year provided that the NEO meets the service requirements. Following the adoption of the Tax Cuts and Jobs Act of 2017 (the "TCJA") and the elimination of the tax deduction for performance-based compensation under IRC Section 162(m), the Committee incorporated time-lapse restricted share units into the fiscal 2019 program for NEOs in lieu of EPS performance-restricted share units, which required achievement of a lower EPS goal (i.e. 50% of our

annual adjusted EPS goal) in the first year of the three-year performance period. As with the EPS performance-restricted share units, the Committee intends for the time-lapse restricted share units to be a retention tool.

In addition to the grants that are made as part of the annual long-term incentive program, the Committee may also grant time-lapse restricted share units to NEOs in other limited circumstances, typically (1) at the start of their employment with us in recognition of their forfeiture of long-term incentive grants from their prior employer, (2) as additional compensation when an NEO is promoted into a new role or given additional responsibilities, or (3) as an additional retention tool.

Retention Grant to Mr. Abrams-Rivera

In fiscal 2019, Mr. Abrams-Rivera was promoted to the role of Senior Vice President and President, Campbell Snacks. In this role, Mr. Abrams-Rivera reports directly to the CEO and has responsibility for the Company's North American snacks business, which includes the combined portfolios of Pepperidge Farm and Snyder's-Lance. In recognition of the

criticality of this role, particularly over the next two years, the Committee granted 13,613 time-lapse restricted share units to Mr. Abrams-Rivera on April 1, 2019. These units will vest in equal installments on the first two anniversaries of the grant date. For more information on this award, see the 2019 Grants of Plan-Based Awards Table on page 54.

Retention Grant to Mr. Mignini

In fiscal 2019, Mr. Mignini transitioned to the role of Executive Vice President – Strategic Initiatives with responsibility for overseeing the divestiture of the Campbell International business. It was expected that his role would be eliminated as of August 1, 2019. In recognition of the importance of the Campbell International divestiture and

to incent Mr. Mignini to remain with the Company through July 31, 2019, the Committee granted 16,335 time-lapse restricted share units to Mr. Mignini on April 1, 2019. These units vested on July 31, 2019 and were paid out to Mr. Mignini. For more information on this award, see the 2019 Grants of Plan-Based Awards Table on page 54.

Awards with Performance Periods Ending in Fiscal 2019

TSR Performance-Restricted Share Units

TSR performance-restricted share units were granted in October 2016 as part of the fiscal 2017 LTI Program. These units had a fiscal 2017-2019 performance period. For the fiscal 2017-2019 performance period, the percentage of target TSR performance-restricted share units that were paid out was based upon our TSR performance ranking as illustrated in the chart below.

Campbell's TSR Performance Rank	1	2	3	4	5	6	7	8	9	10	11
Percentage Payout	200%	200%	175%	150%	125%	100%	75%	50%	0%	0%	0%



- Our cumulative three-year TSR of -31.0% ranked 10th versus the peer group.

- Based on the above criteria and our TSR performance ranking, the payout for TSR performance-restricted share units for the fiscal 2017-2019 performance period was 0% of the target amount.

FCF Performance-Restricted Share Units

The fiscal 2019 LTI Program included FCF performance-restricted share units that will vest, in part, based on free cash flow performance in fiscal 2019. Fiscal 2019 free cash flow was $1.022 billion, versus a target goal of $730 million, resulting in a performance score for fiscal 2019 of 200%. Additional free cash flow goals will be established for fiscal 2020 and fiscal 2021 and the units that were granted in fiscal 2019 will vest at the end of fiscal 2021 based on the average of the three performance scores achieved over the three-year performance period. See page 46 for additional information on the fiscal 2019 FCF performance-restricted share units.

Retirement Plans and Other Benefits

Pension Plans

Eligible NEOs participate in two defined benefit plans: (1) the Campbell Soup Company Retirement and Pension Plan ("Qualified Plan"); and (2) the Campbell Soup Company Mid-Career Hire Pension Plan ("MCHP"). The Qualified Plan provides funded, tax-qualified benefits up to applicable annual limits allowed under the IRC for full-time U.S. employees who commenced employment with us prior to January 1, 2011. The MCHP provides unfunded, nonqualified benefits to certain U.S.-based senior executives who were hired in the middle of their careers that attempt to replicate the pension benefits earned by similarly situated employees who instead worked their entire career at Campbell. In this regard, such executives typically forfeited future pension benefits that they would have earned if they remained with their prior employers. The MCHP also provides benefits in excess of the annual IRC limits applicable to the Qualified Plan. MCHP benefits are offset by benefits paid under the Qualified Plan and the plans prohibit duplication of benefits. Both plans were closed to new participants, effective December 31, 2010. The only NEO who was eligible for the Qualified Plan or MCHP in fiscal 2019 was Mr. DiSilvestro.

Although closed to new participants, we maintain the Qualified Plan and the MCHP as a means to retain eligible employees and to provide them with a competitive level of pension benefits. The retirement plans provide eligible employees, including the eligible NEOs, the opportunity to plan for future financial needs during retirement. Under the Qualified Plan, the actual pension benefit is calculated on the same basis for all participants, and is based upon the eligible NEO's:

- length of service;

- covered compensation (for example, base salary and annual incentive payments under the AIP); and
- age at retirement.

Time-lapse restricted share units, performance-restricted share units and stock options, as well as any extraordinary remuneration, are not included in the calculation of the pension benefit under the Qualified Plan. For a more detailed discussion of the retirement plans and the accumulated benefits under these plans, see the 2019 Pension Benefits table and the accompanying narrative beginning on page 59.

NEOs who are not eligible to participate in the MCHP because they were hired or promoted into an eligible salary grade on or after January 1, 2011, may be eligible to receive an Executive Retirement Contribution. Messrs. Clouse, Abrams-Rivera, Ciongoli and Mignini were eligible for the Executive Retirement Contribution in fiscal 2019. The Executive Retirement Contribution is a credit to the participant's Supplemental Retirement Plan account. The amount of the Executive Retirement Contribution is calculated on the same basis for all participants using covered compensation (for example, base salary and annual incentive payments under the AIP) and is subject to vesting criteria. The Executive Retirement Contribution is consistent with our objective to attract and retain experienced senior executives to execute our strategies, and was adopted as a means to provide a competitive level of retirement benefits to executives hired following the closure of the MCHP to new participants. For a more detailed discussion of the Executive Retirement Contribution, see the narrative on page 61 following the 2019 Pension Benefits table and the 2019 Nonqualified Deferred Compensation table and accompanying narrative beginning on page 62.

Deferred Compensation Plans

The Campbell Soup Company Deferred Compensation Plan and Supplemental Retirement Plan provide an opportunity for eligible U.S.-based participants, including the NEOs, to save for future financial needs. For a more detailed discussion of the deferred compensation arrangements relating to the NEOs, see the 2019 Nonqualified Deferred Compensation table and accompanying narrative beginning on page 62.

Perquisites

Our Personal Choice Program provides quarterly cash payments to certain NEOs in lieu of reimbursements for items such as tax or estate planning services or financial planning services. The Committee believes that these payments are appropriate to reimburse executives for financial and tax planning services or other purposes so that the executives are not distracted from devoting their time and energy to their responsibilities to the Company. We also provide long-term disability protection to NEOs who were hired in 2015 and prior that is in addition to the standard long-term disability coverage provided for other employees. During fiscal 2019, we provided supplemental long-term disability coverage to Messrs. Abrams-Rivera, Ciongoli, DiSilvestro and Mignini.

During fiscal 2019, we provided relocation benefits to Mr. Clouse, consistent with the terms and conditions of our relocation policies for executives at Mr. Clouse's level in the organization. We also provided transportation benefits to Mr. Clouse in connection with his relocation to the Camden, New Jersey area, including limited use of a Company-owned vehicle. The Committee believed these benefits were necessary and appropriate to recruit Mr. Clouse and support his transition into the CEO role.

We also provided temporary housing and transportation benefits to Mr. McLoughlin during his time as Interim President and CEO, including use of a Company-owned vehicle and limited use of an aircraft leased by the Company through an arrangement with NetJets, Inc. ("NetJets") for commuting purposes. Mr. McLoughlin's permanent residence was outside of the Camden, New Jersey area. Given the interim nature of his role, the Committee believed it was appropriate to pay for temporary housing, and allow Mr. McLoughlin the personal use of a Company-owned vehicle and the use of the Company's NetJets arrangement to commute to and from his permanent residence.

We provided limited relocation benefits to Mr. Abrams-Rivera during fiscal 2019, consisting of temporary housing and related benefits that are consistent with the terms and conditions of our relocation policies for executives of Mr. Abrams-Rivera's level in the organization. These benefits were provided for a limited period and were necessary to accommodate the considerable amount of time Mr. Abrams-Rivera needed to spend in Charlotte, North Carolina following the acquisition of Snyder's-Lance in March 2018.

For additional information on all perquisites provided to the NEOs in fiscal 2019, please see the 2019 Summary Compensation Table and accompanying footnotes, which begin on page 51.

Severance Plans

During fiscal 2019, the Committee adopted the Campbell Soup Company Executive Severance Pay Plan (the "Executive Severance Plan"), and designated the CEO and each executive officer who reports to the CEO, including each of the NEOs other than Mr. McLoughlin, as participants in the Executive Severance Plan. The Executive Severance Plan provides benefits to the NEOs that are substantially consistent with the benefits that were previously provided to such executives under the Campbell Soup Company Severance Pay Plan for Salaried Employees ("Severance Pay Plan"), except that the Executive Severance Plan provides severance and other benefits in the event of an involuntary termination by the Company without cause (as such terms are defined in the Executive Severance Plan). Upon adoption of the Executive Severance Plan, the Company's executive officers, including the NEOs, were no longer eligible to participate in the Severance Pay Plan.

For the NEOs, the maximum payment under the Executive Severance Plan is two times base salary, which is the same benefit that was previously provided under the Severance Pay Plan. This payment and benefit level was determined primarily by reference to the amount of time customarily required for employees who are involuntarily terminated without cause to find other employment. We believe that, due to the relative scarcity of senior executive roles, employees at higher levels in the organization generally need more time to locate comparable positions elsewhere than employees at lower levels. Assurance of a reasonable measure of financial security in the event of involuntary termination is important to candidates for executive positions, and the extent of the severance benefits offered by Campbell in comparison with those available at other companies is sometimes a significant factor in their evaluations of the attractiveness of opportunities at Campbell.

Mr. Mignini is currently receiving and Mr. DiSilvestro will receive severance benefits under the Executive Severance Plan. For a more detailed discussion of their severance arrangements, see Potential Payments Upon Termination or Change in Control beginning on page 63.

Change in Control Benefits

We have entered into "double-trigger" Change in Control Severance Protection Agreements ("CIC Agreements") with each of the NEOs. The CIC Agreements provide for severance pay and continuation of certain benefits should an applicable termination of employment occur in connection with and within two years following a change in control. The Committee believes that the CIC Agreements are necessary in order to retain stability in the senior executive team in the event there is a threatened or actual change in control.

The CIC Agreements' double-trigger provisions require the occurrence of the following two events in order for an executive to receive payments and benefits: (1) a change in control; and (2) the executive's employment must be terminated involuntarily and without cause (or terminated voluntarily for good reason) within two years following a change in control.

In March 2010, the Committee determined that provisions for "gross-up" payments to cover any federal excise taxes owed on change in control-related severance payments and benefits ("Gross-Up Payments") would be eliminated in any CIC Agreement entered into after January 1, 2011. Mr. DiSilvestro is the only NEO who entered into a CIC Agreement prior to January 1, 2011 that provides a Gross-Up Payment; however, Mr. DiSilvestro's employment with the Company will end on March 31, 2020. When his employment with the Company ends, his CIC Agreement will terminate.

Following Mr. DiSilvestro's departure from the Company, we will not have any CIC Agreement with any NEO that provides for Gross-Up Payments.

For a more detailed discussion of these CIC Agreements, see Potential Payments Upon Termination or Change in Control, beginning on page 63.

We also have change in control provisions in our AIP, our long-term incentive plans and our U.S. retirement plans, and these provisions apply equally to all participants in the plans, including the NEOs.

5 HOW DO WE MANAGE RISKS RELATED TO OUR COMPENSATION PROGRAM?

Risk Assessment — Incentive Compensation Programs

Each year, the Committee reviews the risk profile of our compensation programs. Management completes, for review by the Committee, an assessment of our compensation programs on a global basis, with a focus on incentive compensation programs. The Committee believes that our compensation programs do not create risks that are likely to have a material adverse effect on the Company. The Committee's assessment was based on several factors, including:

- the compensation governance process that we have established;

- the relative size of the potential payouts in the aggregate and for any individual;
- the inclusion of a "cap" on the maximum payouts to any individual;
- the use of multiple metrics in the respective incentive programs; and
- the potential for incentive compensation to be recouped pursuant to the Company's Clawback Policy, as described on page 50.

Executive Stock Ownership

We require NEOs to own shares to further align their interests with those of shareholders. It is our policy that NEOs achieve an ownership stake that represents a significant multiple of their base salaries. Until the ownership level is achieved, NEOs must retain at least half of the after-tax value of each equity award in shares of Campbell stock upon the vesting of restricted share units or exercise of options. All NEOs that are currently employed by the Company are compliant with the retention requirements, and all have either met or

are making meaningful progress toward their respective ownership standard. Progress toward a designated ownership standard is measured annually.

The share ownership requirements for NEOs are listed below. The ownership standard is expressed as a multiple of salary that is determined based on organization level or salary grade. Establishing ownership standards as a multiple of base salary links the program with pay actions (i.e., base salary increases), and ensures that ownership objectives remain competitive. The ownership multiples have been set at market median.

Stock Ownership Requirement as Multiple of Base Salary



CEO — 6.0x
Other NEOs — 3.5x

Executives may count toward these requirements the value of shares beneficially owned and shares and share units that are deferred and fully vested in the 401(k) plan and other deferred

compensation programs. Unvested restricted share units and unexercised stock options are not counted in calculating ownership.

Tax Implications

Until Congress amended IRC Section 162(m) under the TCJA, IRC Section 162(m) limited the deductibility of the compensation paid to an NEO (excluding the CFO) to $1 million, except to the extent the compensation was qualified performance-based compensation. Historically, the Committee established performance goals for the AIP and LTI Program that were designed to qualify the annual and long-term incentives awarded to our NEOs as deductible under IRC Section 162(m).

Effective January 1, 2018, the TCJA made significant changes to IRC Section 162(m). As a result, compensation we pay to NEOs in excess of $1.0 million will not be deductible for tax years beginning on or after January 1, 2018, subject to limited transition relief for arrangements in place as of November 2, 2017, the scope of which is uncertain.

Now that the performance-based compensation exception is no longer available, the Company anticipates that it will no longer include IRC Section 162(m)-related limitations or provisions or request shareholder approval for this purpose and may not generally attempt to meet the requirements previously included in our plans related to the exception, however the Company intends to continue its pay for performance philosophy and will continue to provide that a significant portion of compensation paid to our NEOs is subject to performance criteria.

Policies Prohibiting Hedging or Pledging Company Securities

It is our policy to prohibit all directors, officers and employees from hedging or offsetting the economic risk associated with fully owned shares, restricted share units and unexercised stock options that are granted as compensation or held directly or indirectly by the director, officer or employee. The Campbell Soup Company Amended and Restated Insider Trading Policy ("Insider Trading Policy"), which is available on our corporate website at www.campbellsoupcompany.com, provides that no director, officer (including any executive officer) or employee may purchase securities or other financial instruments that "hedge", or are designed to "hedge", the value of any security issued by Campbell, its subsidiaries or affiliates, including phantom stock or stock units. The Insider Trading Policy defines "hedge" as any security transaction that reduces the risk on an already existing investment position in a Campbell security, including the purchase or sale of options,

puts, calls, straddles, equity swaps or other derivatives linked to a Campbell security. In addition, in-and-out trading involving holding of securities for brief periods and other speculative transactions in Campbell securities are strictly prohibited by the Insider Trading Policy. Directors and officers of Campbell are prohibited by law from making any short sale (i.e., sale of securities not owned at the time of sale) of Campbell's stock.

We also have a policy that prohibits pledging of shares by directors and executive officers, with an exception for pledge arrangements that were established prior to September 25, 2013. No executive officers have any existing pledge agreements. One director currently has a grandfathered arrangement. See the footnotes following the Ownership of Directors and Executive Officers table on page 70 for further information.

Incentive Compensation Clawback Policy

In September 2017, the Board approved the Campbell Soup Company Incentive Compensation Clawback Policy ("Clawback Policy") to better align our compensation practices with our shareholders' interests and ensure that incentive compensation is based upon accurate financial information. Our Clawback Policy, which covers all executive officers (including the NEOs), allows for recovery of cash and equity incentive compensation in the event the Company is required to prepare a material financial restatement due to fraud or intentional misconduct.

The Committee has sole discretion to determine whether and how to apply the Clawback Policy. In determining whether to recover compensation, the Committee will consider whether the executive officer received incentive compensation based on the original financial results that was in excess of the incentive compensation that should have been received based on the restated financial results. The Committee will also consider the accountability of the individual executive officer for the restatement, including whether the individual engaged in fraud or intentional misconduct.

COMPENSATION AND ORGANIZATION COMMITTEE REPORT

The Compensation and Organization Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management, and based on such reviews and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Organization Committee
Nick Shreiber, Chair
John P. (JP) Bilbrey
Bennett Dorrance
Randall W. Larrimore
Marc B. Lautenbach
Kurt T. Schmidt

Approved: September 25, 2019

EXECUTIVE COMPENSATION TABLES

2019 Summary Compensation Table

The following Summary Compensation Table provides information concerning the fiscal 2019 compensation of our Chief Executive Officer, former Interim Chief Executive Officer, former Chief Financial Officer, and the three other most highly compensated executive officers who were serving as executive officers at fiscal year end (July 28, 2019) ("named executive officers" or "NEOs"). Information is only included for Messrs. Clouse, McLoughlin and Abrams-Rivera for those years within the last three fiscal years in which the individual was an NEO. For a complete understanding of the table, please read the footnotes and narrative disclosures that follow the table.

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation(5) ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
Mark A. Clouse President and Chief Executive Officer	2019	$515,068	$ 0	$ 2,910,107	$1,951,621	$ 1,120,883	$ 0	$398,095	$ 6,895,774
Keith R. McLoughlin Former Interim President and Chief Executive Officer	2019	$764,717	$1,650,000	$ 249,500	$ 0	$ 0	$ 0	$503,808	$ 3,168,025
	2018	$216,986	$ 0	$2,964,677	$ 0	$ 0	$ 0	$408,630	$ 3,590,293
Anthony P. DiSilvestro Former Senior Vice President and Chief Financial Officer	2019	$703,000	$ 0	$ 852,609	$ 360,370	$ 1,161,637	$ 937,673	$ 65,455	$ 4,080,744
	2018	$699,583	$ 50,000	$1,068,631	$ 397,223	$ 0	$ 267,938	$ 81,268	$ 2,564,643
	2017	$677,083	$ 0	$ 981,157	$ 385,702	$ 399,263	$805,609	$ 92,465	$ 3,341,279
Carlos Abrams-Rivera Senior Vice President and President, Campbell Snacks	2019	$569,167	$ 0	$1,326,337	$ 0	$ 902,201	$ 0	$ 165,776	$ 2,963,481
Adam G. Ciongoli Senior Vice President and General Counsel	2019	$724,700	$ 0	$ 773,493	$ 326,914	$1,064,439	$ 0	$ 158,875	$ 3,048,421
	2018	$722,917	$ 50,000	$ 965,057	$ 358,722	$ 0	$ 0	$ 221,643	$ 2,318,339
	2017	$711,667	$ 0	$1,468,889	$ 332,386	$ 371,280	$ 0	$ 269,307	$ 3,153,529
Luca Mignini Former Executive Vice President – Strategic Initiatives	2019	$800,000	$ 0	$ 2,170,792	$ 656,149	$2,000,000	$ 0	$ 178,803	$ 5,805,744
	2018	$747,433	$ 50,000	$ 1,731,729	$ 363,899	$ 0	$ 0	$ 228,655	$ 3,121,716
	2017	$708,167	$ 0	$ 883,411	$ 347,280	$ 386,512	$ 0	$ 270,002	$ 2,595,372

(1) The amount reported in this column for fiscal 2019 for Mr. McLoughlin includes $240,333 he received in January 2019, under the 2019 non-employee director compensation program (see pages 29 and 30 for a full description of the 2019 non-employee director compensation program).

(2) The amount reported in this column for fiscal 2019 for Mr. McLoughlin represents the cash bonus awarded to him for his performance as interim President and Chief Executive Officer. A full description of the bonus award appears on page 43.

The amounts reported in this column for fiscal 2018 for Messrs. DiSilvestro, Ciongoli and Mignini represent a special one-time cash incentive that was paid following the successful closing of the Snyder's-Lance acquisition.

(3) The amounts reported in this column represent the aggregate grant date fair value of all stock awards granted to each NEO, calculated in accordance with FASB ASC Topic 718, for the listed fiscal year. The assumptions we used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2019 Form 10-K. With respect to the FCF performance-restricted share units, the amounts reported in this column represent the grant

date fair value of that portion of each NEO's award that was tied to fiscal 2019 free cash flow performance. The portion of the FCF performance-restricted share units that are tied to fiscal 2020 and fiscal 2021 free cash flow performance are not yet considered granted for accounting purposes and are not reflected in this table.

The amounts reported in the Summary Compensation Table for the performance-based awards assume a future payout at the target level, which we believe is the probable outcome of the performance conditions at the time of grant. However, this may not represent the amounts that the NEOs will actually realize from the awards. Whether and to what extent, an NEO realizes value with respect to these performance-based awards will depend on our actual free cash flow and TSR performance and the NEO's continued employment. If our performance results in a future payout at the maximum level (200% of target), the aggregate grant date fair value of the performance-based stock awards granted in fiscal 2019 would have been as follows: Mr. Clouse, $3,243,751; Mr. DiSilvestro, $931,467; Mr. Abrams-Rivera, $609,519; Mr. Ciongoli, $845,043; and Mr. Mignini, $1,696,122.

The amounts reported in the Summary Compensation Table for time-lapse stock awards assume the service conditions will be met and the awards will vest. Whether, and to what extent, an NEO realizes value with respect to these time-lapse stock awards will depend on the NEO's continued employment.

The amount shown in this column for Mr. McLoughlin consists of the $249,500 in stock awards he received in January 2019, under the 2019 non-employee director compensation program (see pages 29 and 30 for a full description of the 2019 non-employee director compensation program).

A portion of all stock awards shown above for Mr. Mignini and Mr. DiSilvestro will be eligible to vest based on the length of time they were employed during the applicable performance period. The remaining portions of each award will be forfeited due to their failure to meet the service-based vesting conditions. The aggregate grant date fair value of the awards that will be forfeited by Mr. Mignini and Mr. DiSilvestro, and the aggregate grant date fair value of the awards that will be eligible to vest is set forth in the table below. Whether and to what extent the awards partially vest will ultimately depend on our operating, free cash flow and TSR performance and the extent to which the service-based vesting conditions are met. Mr. Mignini's employment with the Company ended on July 31, 2019, and Mr. DiSilvestro's employment with the company will end on March 31, 2020.

Name	Fiscal Year Granted	Grant Date Fair Value of Forfeited Awards	Grant Date Fair Value of Awards Eligible to Vest
Luca Mignini	2019	$ 612,469	$1,558,323
	2018	$656,962	$ 953,128
	2017	$ 29,018	$ 613,603

Name	Fiscal Year Granted	Grant Date Fair Value of Forfeited Awards	Grant Date Fair Value of Awards Eligible to Vest
Anthony DiSilvestro	2019	$ 232,867	$ 619,742
	2018	$ 111,700	$ 824,150
	2017	$ 0	$ 713,673

For additional information on grant date fair value and estimated future payouts of stock awards, see the 2019 Grants of Plan-Based Awards table on page 54, and to see the value of stock awards actually realized by the NEOs in fiscal 2019, see the 2019 Option Exercises and Stock Vested table on page 58.

(4) The amounts reported in this column represent the grant date fair value of the option awards, calculated in accordance with FASB ASC Topic 718, for the listed fiscal year. The assumptions we used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2019 Form 10-K. For additional information on grant date fair value of option awards, see the 2019 Grants of Plan-Based Awards table on page 54.

Mr. Mignini and Mr. DiSilvestro qualified for retirement treatment under the terms of their option awards and the option awards shown above will continue to vest in accordance with their original schedule.

(5) The amounts reported in this column for each NEO reflect the amounts earned and paid under the AIP. Payments under the AIP were determined as described in the CD&A beginning on page 41.

(6) The change in pension amounts reported for fiscal 2019 are comprised of changes between July 30, 2018 and July 28, 2019 in the actuarial present value of the accumulated pension benefits for eligible NEOs. Eligible NEOs receive pension benefits under the same formula applied to all eligible U.S.-based salaried employees, except for benefits accrued under the MCHP. The only eligible NEO in fiscal 2019 was Mr. DiSilvestro. The assumptions used in calculating the change in pension value are described on page 61.

The values reported in this column are theoretical, as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing our consolidated audited financial statements for the years ended July 29, 2018 and July 28, 2019. The Qualified Plan and MCHP utilize different methods of calculating actuarial present value for the purpose of determining a lump-sum payment, if any, to be paid under each pension plan. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that an NEO will actually accrue under the Qualified Plan and/or MCHP, as applicable, during any given year. The material provisions of our pension plans and deferred compensation plans are described on pages 59 through 63.

No NEO received above-market earnings (as this term is defined by the SEC) on their nonqualified deferred compensation accounts during fiscal 2019.

(7) The amounts reported in this column reflect, for each NEO, the sum of (i) the incremental cost to Campbell of all perquisites and other personal benefits; (ii) any amounts contributed by Campbell to the applicable 401(k) plan and any 401(k) supplemental program, which are part of our deferred compensation plans; (iii) Executive Retirement Contributions; (iv) any premiums paid by Campbell for executive long-term disability benefits; and (v) any other amounts received by the NEO. See footnote (g) to the table below for further detail about additional post-employment payments to be paid that are subject to certain conditions.

The following table outlines those (i) perquisites and other personal benefits and (ii) all other additional compensation required by the SEC rules to be separately quantified:

Name	401(k) Company Contribution	401(k) Supplemental Company Contribution(a)	Executive Retirement Contribution(b)	Long-Term Disability	Perquisites(c)	Total
Mark A. Clouse	$19,600	$ 15,131	$49,615	$ 0	$ 313,749(d)	$398,095
Keith R. McLoughlin	$ 11,550	$26,950	$55,423	$ 0	$409,885(e)	$503,808
Anthony P. DiSilvestro	$ 11,200	$16,920	$ 0	$5,335	$ 32,000	$ 65,455
Carlos Abrams-Rivera	$19,600	$19,937	$56,481	$1,964	$ 67,794(f)	$ 165,776
Adam G. Ciongoli	$19,600	$ 31,129	$72,470	$3,676	$ 32,000	$ 158,875
Luca Mignini	$19,600	$36,400	$80,000	$4,028	$ 38,775(g)	$ 178,803

(a) See page 62 for a description of the supplemental 401(k) program.

(b) This amount is unvested and is subject to forfeiture if the vesting criteria are not met. See page 61 for a description of the Executive Retirement Contribution.

(c) The amounts in this column represent the perquisites provided to each NEO, including $24,000 of personal benefits paid to each of Messrs. Clouse and McLoughlin under our Personal Choice program, $32,000 of personal benefits paid to each of Messrs. DiSilvestro, Ciongoli and Mignini under our Personal Choice program, and $23,000 of personal benefits paid to Mr. Abrams-Rivera under our Personal Choice program. See page 48 for a description of the Personal Choice program.

(d) The amount disclosed for Mr. Clouse includes: the $24,000 Personal Choice payment described above and $289,511 of relocation expenses as further described on page 48.

(e) The amount disclosed for Mr. McLoughlin includes: the $24,000 Personal Choice payment described above, $336,064 of expenses associated with commuting use of an aircraft

leased through NetJets at the applicable hourly rate charged to the Company by NetJets and $47,509 of expenses associated with Company-provided housing.

(f) The amount disclosed for Mr. Abrams-Rivera includes: the $23,000 Personal Choice payment described above and $44,794 of relocation expenses as further described on page 48.

(g) The amount disclosed for Mr. Mignini includes: the $32,000 Personal Choice payment described above and certain expenses related to Mr. Mignini's relocation following the termination of his employment.

Mr. Mignini is entitled to payments in fiscal 2020 and beyond that are subject to certain conditions that were not satisfied as of July 28, 2019 and are not reflected above. The amount is $1,637,526, and includes continued payment of base salary, continued insurance benefits (life and medical) at active employee rates through July, 2021, and fees associated with outplacement services. The salary and benefit amounts will be paid through the Company's normal bi-weekly payroll process.

2019 Grants of Plan-Based Awards

The table below shows the awards granted to our NEOs during fiscal 2019 under the AIP and LTI Program. Mr. McLoughlin did not receive a grant in fiscal 2019 under the AIP or LTI Program and does not appear in the table below.

Name	Award Type	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: # of Stock Units (#)	All Other Option Awards: # of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)(3)	Closing Price on Grant Date ($/sh)(4)	Grant Date Fair Value of Stock and Option Awards(5) ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Mark A. Clouse	AIP	—		$ 0	$ 732,603	$1,465,206	—	—	—	—	—	—		—
	TSR Grant	1/22/2019	12/18/2018	—	—	—	18,200	36,401	72,802	—	—	—		$ 1,165,433
	FCF Grant	4/2/2019	12/18/2018	—	—	—	2,022	12,133	24,266	—	—	—		$ 456,443
	RSU Grant	1/22/2019	12/18/2018	—	—	—	—	—	—	36,401	—	—		$1,288,231
	Stock Option(6)	1/22/2019	12/18/2018	—	—	—	—	—	—	—	182,005	$35.050	$35.39	$1,067,896
	Stock Option(7)	1/22/2019	12/18/2018	—	—	—	—	—	—	—	150,000	$35.050	$35.39	$ 883,725
Anthony P. DiSilvestro	AIP	—		$ 0	$ 632,700	$1,265,400	—	—	—	—	—	—		—
	TSR Grant	10/1/2018	9/26/2018	—	—	—	5,323	10,646	21,292	—	—	—		$ 332,257
	FCF Grant	4/2/2019	9/26/2018	—	—	—	591	3,548	7,096	—	—	—		$ 133,476
	RSU Grant	10/1/2018	9/26/2018	—	—	—	—	—	—	10,646	—	—		$ 386,876
	Stock Option(6)	10/1/2018	9/26/2018	—	—	—	—	—	—	—	53,232	$36.600	$36.34	$ 360,370
Carlos Abrams-Rivera	AIP	—		$ 0	$ 491,395	$ 982,790	—	—	—	—	—	—		—
	TSR Grant	10/1/2018	9/26/2018	—	—	—	3,483	6,966	13,932	—	—	—		$ 217,406
	FCF Grant	4/2/2019	9/26/2018	—	—	—	387	2,322	4,644	—	—	—		$ 87,354
	RSU Grant	10/1/2018	9/26/2018	—	—	—	—	—	—	13,933	—	—		$ 506,325
	RSU Grant	4/1/2019	3/27/2019	—	—	—	—	—	—	13,613	—	—		$ 515,252
Adam G. Ciongoli	AIP	—		$ 0	$ 579,760	$1,159,520	—	—	—	—	—	—		—
	TSR Grant	10/1/2018	9/26/2018	—	—	—	4,829	9,658	19,316	—	—	—		$ 301,422
	FCF Grant	4/2/2019	9/26/2018	—	—	—	537	3,219	6,438	—	—	—		$ 121,099
	RSU Grant	10/1/2018	9/26/2018	—	—	—	—	—	—	9,658	—	—		$ 350,972
	Stock Option(6)	10/1/2018	9/26/2018	—	—	—	—	—	—	—	48,290	$36.600	$36.34	$ 326,914
Luca Mignini	AIP	—		$ 0	$1,000,000	$2,000,000	—	—	—	—	—	—		—
	TSR Grant	10/1/2018	9/26/2018	—	—	—	9,692	19,385	38,770	—	—	—		$ 604,998
	FCF Grant	4/2/2019	9/26/2018	—	—	—	1,077	6,461	12,922	—	—	—		$ 243,063
	RSU Grant	10/1/2018	9/26/2018	—	—	—	—	—	—	19,385	—	—		$ 704,451
	RSU Grant	4/1/2019	3/27/2019	—	—	—	—	—	—	16,335	—	—		$ 618,280
	Stock Option(6)	10/1/2018	9/26/2018	—	—	—	—	—	—	—	96,923	$36.600	$36.34	$ 656,149

(1) The amounts listed under the Estimated Possible Payments under Non-Equity Incentive Plan Awards columns represent the minimum, target and maximum payouts for each executive for fiscal 2019 under the annual incentive plan.

(2) The Committee sets dollar targets for grants to NEOs under the LTI Program. The dollar targets may be expressed as a percentage of salary or as some other amount and converted to units based upon Campbell's average closing stock price during (a) the last 20 trading days in August 2018, which was $41.27, for the fiscal 2019 grants made on October 1, 2018, or (b) the last 20 trading days prior to the January 22, 2019 grant date, which was $34.34, for the fiscal 2019 grants made on January 22, 2019 to Mr. Clouse.

The performance period for TSR performance-restricted share units granted during fiscal 2019 is fiscal years 2019-2021, and this grant represents 25% of each NEO's fiscal 2019 LTI award. The target units were credited to the NEOs on the grant date.

NEO's received 25% of their fiscal 2019 LTI award in FCF performance-restricted share units. The FCF performance-restricted share units shown in the table above represent the portion of the grant that was tied to fiscal 2019 free cash flow performance. The portion of the FCF performance-restricted share units that are tied to fiscal 2020 and fiscal 2021 free cash flow performance are not yet considered granted for accounting purposes and are not reflected in the table above. The target units were credited to the NEOs on the grant date but no vesting will occur until the end of fiscal 2021.

For units granted in fiscal 2019, dividend equivalents will not be paid on the units during the applicable performance period. Instead, accumulated dividend equivalents will be paid in cash on the restricted share units that vest at the end of the performance period when the grants are paid out.

The Committee certifies the attainment of performance goals, and any earned shares are distributed to participants following the end of the applicable performance period. See the description in the CD&A beginning on page 44 for information about targets, performance goals and payment of shares. The grants have specific rules related to the treatment of the units in the event of termination for cause, voluntary resignation, retirement, involuntary termination and change in control. These provisions are described under Potential Payments Upon Termination or Change in Control beginning on page 63.

(3) The exercise price shown in this column for the options granted on October 1, 2018 is based on the average of the high and low trading prices of the Company's common stock on the NYSE on October 1, 2018. The exercise price

shown in this column for the options granted on January 22, 2019 is based on the average of the high and low trading prices of the Company's common stock on the NYSE on January 22, 2019.

(4) The closing price shown in this column for the options granted on October 1, 2018 is the closing price of the Company's common stock on the NYSE on October 1, 2018. The closing price shown in this column for the options granted on January 22, 2019 is the closing price of the Company's common stock on the NYSE on January 22, 2019.

(5) The amounts reported in this column represent the grant date fair value of the stock and option awards granted in fiscal 2019, calculated in accordance with FASB ASC Topic 718. The grant date is established once the performance target is defined and communicated to participants which, in the case of the TSR performance-restricted share units granted during fiscal 2019 was October 1, 2018 and in the case of the FCF performance-restricted share units granted during fiscal 2019 was April 2, 2019. The assumptions we used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2019 Form 10-K.

(6) These stock options have 10-year terms and vest ratably over a three-year period, with one-third vesting on each of the first three anniversaries of the grant date. For NEOs who received these option awards, the award represents 25% of each NEO's fiscal 2019 LTI award, assuming one restricted stock unit has equivalent grant value to five stock options.

(7) These stock options have 10-year terms and vest 100% on the third anniversary of the grant date.

2019 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted share units by each of the NEOs at fiscal year-end. Mr. McLoughlin did not hold any outstanding equity awards at fiscal year-end and does not appear in the table below.

This table includes exercisable and unexercisable stock options, unvested time-lapse restricted share units, unvested performance-restricted share units (both TSR and FCF) and unvested equity incentive plan awards. Each equity grant is shown separately for each NEO. The market value of stock awards is based on the closing market price of our common stock on July 26, 2019, which was $40.96. The performance-restricted share units, which were initially granted on October 1, 2016, October 1, 2017 and October 1, 2018, are subject to specific goals during the applicable performance period as explained in the CD&A beginning on page 44. The footnotes below the table describe the vesting schedules.

For additional information about the awards, see the description of the LTI Program in the CD&A beginning on page 44.

	Option Awards					Stock Awards				
Name	Grant Date for Options	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date for Stock Units	Number of Unvested Stock Units (#)	Market Value of Unvested Stock Units ($)	Equity Incentive Plan Awards: Number of Unvested Unearned Stock Units (#)	Equity Incentive Plan Awards: Market Value of Unvested Unearned Stock Units ($)
Mark A. Clouse	1/22/2019		182,005(1)	$ 35.0500	1/22/2029	1/22/2019			72,802(7)	$ 2,981,970
	1/22/2019		150,000(2)	$ 35.0500	1/22/2029	1/22/2019			18,200(6)	$ 745,472
						1/22/2019	36,401(8)	$ 1,490,985		
Anthony P. DiSilvestro	10/1/2018		53,232(1)	$ 36.6000	10/1/2028	10/1/2018			21,292(7)	$ 872,120
	10/1/2017	19,847	39,695(1)	$ 47.1850	10/1/2027	10/1/2018			5,323(6)	$ 218,030
	10/1/2016	34,218	17,109(1)	$ 54.6500	10/1/2026	10/1/2017			8,508(5)	$ 348,488
	10/1/2015	67,762		$ 50.2050	10/1/2025	10/1/2016	0(3)	$ 0		
						10/1/2018	10,646(8)	$ 436,060		
						10/1/2017	5,673(4)	$ 232,366		
						10/1/2016	2,445(4)	$ 100,147		
Carlos Abrams-Rivera						10/1/2018			13,932(7)	$ 570,655
						10/1/2018			3,483(6)	$ 142,664
						10/1/2017			3,704(5)	$ 151,716
						10/1/2016	0(3)	$ 0		
						10/1/2018	13,933(8)	$ 570,696		
						10/1/2017	2,660(8)	$ 108,954		
						10/1/2016	987(8)	$ 40,428		
						4/1/2019	13,613(8)	$ 557,588		
						4/1/2018	9,270(8)	$ 379,699		
Adam G. Ciongoli	10/1/2018		48,290(1)	$ 36.6000	10/1/2028	10/1/2018			19,316(7)	$ 791,183
	10/1/2017	17,923	35,848(1)	$ 47.1850	10/1/2027	10/1/2018			4,829(6)	$ 197,796
	10/1/2016	29,488	14,744(1)	$ 54.6500	10/1/2026	10/1/2017			7,684(5)	$ 314,737
	10/1/2015	62,487		$ 50.2050	10/1/2025	10/1/2016	0(3)	$ 0		
						10/1/2018	9,658(8)	$ 395,592		
						10/1/2017	5,123(4)	$ 209,838		
						10/1/2016	2,107(4)	$ 86,303		
						12/1/2016	7,272(8)	$ 297,861		
Luca Mignini	10/1/2018		96,923(1)	$ 36.6000	10/1/2028	10/1/2018			38,770(7)	$ 1,588,019
	10/1/2017	18,182	36,365(1)	$ 47.1850	10/1/2027	10/1/2018			9,692(6)	$ 396,984
	10/1/2016	30,809	15,405(1)	$ 54.6500	10/1/2026	10/1/2017			7,794(5)	$ 319,242
	10/1/2015	66,545		$ 50.2050	10/1/2025	10/1/2016	0(3)	$ 0		
						10/1/2018	19,385(8)	$ 794,010		
						10/1/2017	5,197(4)	$ 212,869		
						10/1/2016	2,202(4)	$ 90,194		
						4/1/2019	16,335(8)	$ 669,082		
						4/1/2018	17,381(8)	$ 711,926		

(1) The options vest ratably over a three-year period, with one-third vesting on each of the first three anniversaries of the grant date. All of the remaining options granted on 10/1/2016 vested on September 30, 2019, and one-third of the options granted on 10/1/2017 and 10/1/2018 vested on September 30, 2019.

(2) The options vest 100% on the third anniversary of the grant date.

(3) These are TSR performance-restricted share units that were granted in fiscal 2017 with a fiscal 2017-2019 performance period. The awards are shown at 0% of target. The fiscal 2017-2019 performance period ended on July 26, 2019. The Committee met on August 19, 2019 to evaluate our TSR performance over the fiscal 2017-2019 performance period. Based on our TSR performance over the fiscal 2017-2019 performance period, the Committee certified the payout of the fiscal 2017 TSR performance-restricted share units at 0%. Please see page 47 of the CD&A for additional information on the fiscal 2017 TSR performance-restricted share units.

(4) These are EPS performance-restricted share units that were granted in fiscal 2017 and fiscal 2018. The awards are shown at 100% of target. The performance condition for the fiscal 2017 and fiscal 2018 units was met based on our EPS performance during fiscal 2017 or fiscal 2018, as applicable, and these awards will vest at 100% on their applicable vesting dates assuming the applicable service conditions are met.

(5) These are TSR performance-restricted share units that were granted in fiscal 2018 with a fiscal 2018-2020 performance period. Because our TSR performance as of the end of fiscal 2019 failed to meet the performance measure required for payment at threshold, these awards are shown at threshold (50% of target). The extent to which these awards will vest and be paid out following the end of the fiscal 2018-2020 performance period will depend on our actual TSR performance over the full performance period. In addition, the grantee must remain employed through September 30, 2020 for the award to vest.

(6) These are TSR performance-restricted share units that were granted in fiscal 2019 with a fiscal 2019-2021 performance period. Because our TSR performance as of the end of fiscal 2019 met the performance measure required for payment at threshold, these awards are shown at threshold (50% of target). The extent to which these awards will vest and be paid out following the end of the fiscal 2019-2021 performance period will depend on our actual TSR performance over the full performance period. In addition, the grantee must remain employed through September 30, 2021 for the award to vest.

(7) These are FCF performance-restricted share units that were issued in fiscal 2019 with a fiscal 2019-2021 performance period. These units will vest based on our free cash flow performance in each of fiscal 2019, fiscal 2020 and fiscal 2021. Because our free cash flow performance for fiscal 2019 met the performance measure required for payment at maximum these awards are shown at maximum (200% of target). The extent to which these awards will vest and be paid out following the end of the fiscal 2019-2021 performance period will depend on our actual free cash flow performance over the full performance period. In addition, the grantee must remain employed through September 30, 2021 for the award to vest.

(8) These are time-lapse restricted shares which vest as follows:

Name	Grant Date	Vesting Schedule
Mark A. Clouse	1/22/2019	1/3rd each on 1/22/2020, 1/22/2021, 1/22/2022
Anthony P. DiSilvestro	10/1/2018	1/3rd each on 9/30/2019, 9/30/2020, 9/30/2021
Carlos Abrams-Rivera	4/1/2019	½ on 4/1/2020, ½ on 4/1/2021
	10/1/2018	1/3rd each on 9/30/2019, 9/30/2020, 9/30/2021
	4/1/2018	100% on 4/1/2021
	10/1/2017	½ on 9/30/2019, ½ on 9/30/2020
	10/1/2016	100% on 9/30/2019
Adam G. Ciongoli	10/1/2018	1/3rd each on 9/30/2019, 9/30/2020, 9/30/2021
	12/1/2016	100% on 12/1/2019
Luca Mignini	4/1/2019	100% vested on 7/31/2019
	10/1/2018	1/3rd each on 9/30/2019, 9/30/2020, 9/30/2021
	4/1/2018	100% on 4/1/2021

2019 Option Exercises and Stock Vested

The following table provides information on the number of shares acquired by each NEO upon the vesting of stock awards and the value realized, each before payment of any applicable withholding tax. No NEOs exercised stock options during fiscal 2019.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark A. Clouse(1)	0	$ 0
Keith R. McLoughlin(2)	88,287	$ 3,412,293
Anthony P. DiSilvestro(3)	8,105	$ 298,751
Carlos Abrams-Rivera(4)	11,878	$ 448,078
Adam G. Ciongoli(5)	10,907	$ 412,100
Luca Mignini(6)	7,572	$ 279,104

(1) Mr. Clouse did not acquire any shares upon the vesting of stock awards during fiscal 2019.

(2) Mr. McLoughlin received an aggregate of 88,287 shares at a market price of $38.65 per share on December 20, 2018, upon the vesting of time-lapse restricted share units.

(3) Mr. DiSilvestro received 8,105 shares at a market price of $36.86 per share on September 30, 2018, upon the vesting of EPS performance-restricted share units.

(4) Mr. Abrams-Rivera received 6,087 shares at a market price of $39.15 per share on September 1, 2018, upon the vesting of time-lapse restricted share units, and 2,315 shares at a market price of $36.86 per share on September 30, 2018, upon the vesting of time-lapse restricted share units. Mr. Abrams-Rivera also received 3,476 shares at a market price of $35.80 per share on June 1, 2019, upon the vesting of time-lapse restricted share units.

(5) Mr. Ciongoli received 7,272 shares at a market price of $36.86 per share on September 30, 2018, upon the vesting of EPS performance-restricted share units. Mr. Ciongoli also received 3,635 shares at a market price of $39.63 per share on December 1, 2018 upon the vesting of time-lapse restricted share units.

(6) Mr. Mignini received 7,572 shares at a market price of $36.86 per share on September 30, 2018, upon the vesting of EPS performance-restricted share units.

2019 Pension Benefits

Eligible NEOs participate in two defined benefit plans: (1) the Retirement and Pension Plan ("Qualified Plan") and (2) the Mid-Career Hire Pension Plan ("MCHP"). These plans were closed to new participants in 2010. The only eligible NEO in fiscal 2019 was Mr. DiSilvestro.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mark A. Clouse	Not applicable	0	$ 0	$0
	Not applicable	0	$ 0	$0
Keith R. McLoughlin	Not applicable	0	$ 0	$0
	Not applicable	0	$ 0	$0
Anthony P. DiSilvestro	Qualified Plan	23.2	$ 862,174	$0
	MCHP	23.2	$6,655,320	$0
Carlos Abrams-Rivera	Not applicable	0	$ 0	$0
	Not applicable	0	$ 0	$0
Adam G. Ciongoli	Not applicable	0	$ 0	$0
	Not applicable	0	$ 0	$0
Luca Mignini	Not applicable	0	$ 0	$0
	Not applicable	0	$ 0	$0

The Qualified Plan

The Qualified Plan was established and designed to provide funded, tax-qualified pension benefits for eligible U.S.-based employees up to the applicable annual limits allowed under the IRC. The Qualified Plan became a cash balance pension plan on May 1, 1999. Participants who had an accrued benefit as of April 30, 1999 (including Mr. DiSilvestro) are eligible to receive the greater of their pension benefit under the prior benefit formula, which is based on final average pay, or the cash balance benefit. Employees who became participants in the Qualified Plan on or after May 1, 1999 are instead eligible only for the cash balance benefit. The pension benefits calculated under the prior benefit formula based on final average pay were frozen on April 30, 2014.

In January 2010, the Board took action to close the Qualified Plan to new participants, effective December 31, 2010, and, instead, offer eligible employees new enhancements to our 401(k) plan. This action was consistent with our efforts to move towards defined contribution plans as the vehicle for offering retirement benefits to its employees. As a result of this action, only Mr. DiSilvestro participates in the Qualified Plan.

A participant in the Qualified Plan receives a plan account consisting of an opening account balance, pay credits and interest credits.

- *Opening Account Balance:* If an employee was an active participant on April 30, 1999, he or she received an opening account balance consisting of an age 65 benefit accrued under the Qualified Plan as of December 31, 1998, converted to a lump-sum cash value using an interest rate of 5.25% and the 1983 unisex Group Annuity Mortality table. If an employee became a participant on or after May 1, 1999, the opening account balance is zero.
- *Pay Credits:* Pay credits equal a percentage of a participant's eligible compensation, which is limited by the IRC and described in more detail below in this section. Pay credits are credited as of the last day of each calendar year and made based upon the following formula:

Age as of December 31 of Prior Calendar Year	Pay Credit Rate
Less than 30	4.5%
30 but less than 40	5.5%
40 but less than 50	7.0%
50 but less than 60	8.0%
60 or more	9.0%

If a participant terminates employment before the end of a calendar year, he or she will be credited with pay credits as of the last day of the month in which employment ended.

Interest Credits: Interest is credited to a participant's cash balance account as of the last day of each calendar year and is based on the average annual yield on the 30-year U.S. Treasury securities for November of the prior calendar year. Interest credits will never be less than 2.5% or more than 10%.

Eligible compensation includes non-deferred base pay and AIP payments, and deferred compensation attributable to pre-tax contributions to the Company's applicable welfare cafeteria plan and 401(k) plan, respectively. Under the Qualified Plan, participating NEOs are not eligible for unreduced benefits before attaining the normal retirement age of 65. The exception is Mr. DiSilvestro, who will be eligible for an unreduced benefit after attaining age 62. In addition, we do not credit extra service beyond the actual years of an employee's participation in the plan. Qualified Plan participants are 100% vested in their accrued benefit after attaining three years of service. Lump-sum payments are available as a form of distribution under the Qualified Plan.

The Present Value of Accumulated Benefit is the lump-sum present value of the annual pension benefit that was earned as of July 28, 2019 and that would be payable at age 65. Because Mr. DiSilvestro had an accrued benefit on April 30, 1999, his benefits are determined using the prior benefit formula of 1% of their Final Average Pay (up to the Social Security Covered Compensation amount) plus 1.5% of their Final Average Pay in excess of the Social Security Covered Compensation times his years of service. Final Average Pay is the average of eligible compensation earned in the highest five calendar

years, whether or not consecutive, during the last ten years of employment. Social Security Covered Compensation is the un-indexed average of the taxable wage base in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which the participant ceases to be employed by us. Under the prior benefit formula, if a participant continues to work for Campbell until at least age 55 with five years of service, the benefit is reduced 5% per year for each year that the benefit commences prior to age 62. If the participant terminates employment after attaining age 62, he or she is eligible for an unreduced benefit. The present value of Mr. DiSilvestro's accumulated benefit is the lump-sum present value of the annual pension benefit that was earned as of July 28, 2019, and that would be payable at age 62.

The Mid-Career Hire Pension Plan

The MCHP was established as an unfunded, nonqualified plan for certain U.S.-based senior executives. It was intended to provide a participant who was hired in the middle of his or her career with pension benefits that attempt to replicate the pension benefits earned by a similarly situated employee who instead worked his or her entire career for Campbell. We established the MCHP to attract and retain more experienced executives who typically would have to forfeit future pension benefits from their prior employers if they joined our Company and thus, would otherwise be unable to accumulate a full pension benefit over an entire career with a single employer. The MCHP also provides benefits in excess of the annual IRC limits that are applicable to the Qualified Plan.

The benefit provided under the MCHP is payable as an annuity beginning on the first day of the seventh month following termination of employment. Depending on a participant's age

and years of service, he or she will be eligible to receive an MCHP benefit under either the income replacement formula, or the excess benefit formula. If a participant satisfies the eligibility criteria such that he or she is eligible for an MCHP benefit under both formulas, the formula resulting in the higher benefit will apply.

In May 2010, the Committee determined to close the MCHP to any new participants, effective December 31, 2010, and instead, offer eligible senior executives a new nonqualified defined contribution account, which is further described below under "Executive Retirement Contribution." Like the closure of the Qualified Plan, this action was consistent with our efforts to move toward defined contribution plans as the vehicle for offering retirement benefits to our employees. As a result of this action, only Mr. DiSilvestro participates in the MCHP.

Income Replacement Formula

A participant hired or promoted into an eligible salary grade on or before December 31, 2010 and who is age 55 with at least five years of employment is eligible for an MCHP benefit under the income replacement formula. If such a participant terminates employment on or after age 62, the MCHP benefit is calculated as an annual single life annuity equal to 37.5% of a participant's Adjusted Final Pay reduced by the Qualified Plan benefit. If the participant terminates before age 62, the

single life annuity will be reduced by 5% per year for each year that the benefit commences prior to age 62. Adjusted Final Pay is equal to the average of eligible compensation earned in the highest five calendar years, whether or not consecutive, during the last 10 years of a participant's career as a covered employee. Participants are eligible for unreduced pensions under the income replacement formula beginning at age 62.

Excess Benefit Formula

A participant hired or promoted into an eligible salary grade on or before December 31, 2010 and who had at least three years of service is eligible for an MCHP benefit under the excess benefit formula. If such a participant terminates employment on or after three years of service, the benefit is calculated using the pension formula under the Qualified Plan described above but only on eligible compensation in excess of the annual IRC limit on compensation. Participants shall receive reduced pensions under the excess benefit formula if they begin to receive payments before normal retirement age, which is age 65.

The MCHP defines eligible compensation in the same manner as in the Qualified Plan. In addition, the MCHP provides benefit accruals on base pay or AIP payments that are deferred.

Mr. DiSilvestro is vested in the MCHP benefit using the income replacement formula as he has satisfied the age and service criteria. We do not grant extra years of service for the pension benefit portion of the MCHP benefit. The Present Value of Accumulated Benefit is the lump sum present value of the annual pension benefit that was earned as of July 28, 2019, and that would be payable under the MCHP at age 62. A lump-sum form of payment was used for purposes of completing the Pension Benefit Table, although a lump-sum form of payment is not available under the MCHP.

Executive Retirement Contribution

Following the closure of the MCHP to new participants, the Committee implemented an Executive Retirement Contribution for eligible U.S.-based senior executives who were hired on or after January 1, 2011. The Executive Retirement Contribution is intended to attract experienced executives and provide retirement benefits to these executives, who are not eligible to participate in the MCHP. Executive Retirement Contributions are subject to a vesting schedule, which is designed to balance attraction and retention objectives.

We will credit an eligible participant's Supplemental Retirement Plan account with an Executive Retirement Contribution equal to 10% of the participant's base salary and annual incentive. The Executive Retirement Contributions are subject to an age-graded vesting schedule and do not begin to vest until the participant has attained age 55 and completed at least five years of service with Campbell. The table below provides details on the vesting criteria:

Vesting Percentage	Criteria
50%	Age 55 and at least 5 years of service
60%	Age 56 and at least 5 years of service
70%	Age 57 and at least 5 years of service
80%	Age 58 and at least 5 years of service
90%	Age 59 and at least 5 years of service
100%	Age 60 and at least 5 years of service

Messrs. Clouse, McLoughlin, Abrams-Rivera and Ciongoli received an Executive Retirement Contribution in fiscal 2019, and the amounts credited to each of them are unvested. Mr. McLoughlin forfeited the amounts credited to him under the Executive Retirement Contribution when he ceased to serve as Interim President and CEO. Mr. Mignini also received an Executive Retirement Contribution in fiscal 2019 and was 70% vested in the amounts credited to him based on his age and years of service when his employment with the Company ended on July 31, 2019. For additional information on the Executive Retirement Contribution, please see the 2019 Nonqualified Deferred Compensation Table and accompanying narrative beginning on page 62.

Assumptions

For purposes of determining the Present Value of Accumulated Benefits, the following assumptions were used:

Fiscal Year Ended	2019	2018	2017
ASC 715 Discount Rate	3.54% — Qualified Plan 3.44% — MCHP	4.20% — Qualified Plan 4.18% — MCHP	3.73% — Qualified Plan 3.71% — MCHP
Retirement Age for Qualified Plan	65 for cash balance or 62 for the prior plan formula	65 for cash balance or 62 for the prior plan formula	65 for cash balance or 62 for the prior plan formula
Retirement Age for MCHP	62	62	62
Pre-retirement Mortality or Disability	None	None	None
Post-retirement Mortality	104% of RP-2014 table backed to 2006 with mortality improvement projected generationally at scale MP-2018 to 2015 and scale MP-2018 thereafter	104% of RP-2014 table backed to 2006 with mortality improvement projected generationally at scale BB-2D to 2011 and scale MP-2017 thereafter	104% of RP-2014 table backed to 2006 with mortality improvement projected generationally at scale BB-2D to 2011 and scale MP-2016 thereafter
Cash Balance Interest Rate	3.30% initial rate grading linearly to 4.00% ultimate rate over 5 years	3.25%	3.00%
Form of Payment	Lump sum using ASC 715 assumption methods	Lump sum using ASC 715 assumption methods	Lump sum using ASC 715 assumption methods

The accumulated benefit is calculated based on credited service and pay as of July 28, 2019. The values reported in the Present Value of Accumulated Benefit column are theoretical and are calculated and presented according to SEC requirements. These values are based on assumptions used in preparing the Company's consolidated audited financial statements for the year ended July 28, 2019. Our pension plans use a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any, under the plans.

Using applicable plan assumptions, the lump sum present value of the Qualified Plan and the MCHP combined as of July 28, 2019 and payable as of September 1, 2019 to Mr. DiSilvestro was $7,027,444. Mr. Clouse, Mr. McLoughlin, Mr. Ciongoli, Mr. Abrams-Rivera and Mr. Mignini are not eligible to participate in the plans. All benefit calculations set forth in this narrative and in the Pension Benefit Table are estimates only; actual benefits will be based on data, applicable plan assumptions, pay and service at the time of retirement.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Fiscal Year End(3)(4) ($)
Mark A. Clouse	Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Supplemental Retirement Plan	$ 0	$ 64,746	$ 320	$ 0	$ 15,164
Keith R. McLoughlin	Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Supplemental Retirement Plan	$249,500(5)	$ 82,373	$ 32,203	$ 0	$ 420,281
Anthony P. DiSilvestro	Deferred Compensation Plan	$ 0	$ 0	$ 80	$ 0	$ 2,183
	Supplemental Retirement Plan	$ 0	$ 16,920	$ 12,772	$ 0	$ 275,505
Carlos Abrams-Rivera	Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Supplemental Retirement Plan	$ 0	$ 76,417	$ 7,405	$ 0	$ 76,347
Adam G. Ciongoli	Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Supplemental Retirement Plan	$ 0	$103,599	$ 27,623	$ 0	$ 188,383
Luca Mignini	Deferred Compensation Plan	$ 0	$ 0	$ 0	$ 0	$ 0
	Supplemental Retirement Plan	$ 0	$116,400	$122,286	$ 0	$1,271,554

(1) The amounts listed above for each NEO are reported in the 2019 Summary Compensation Table under All Other Compensation. The amounts listed above include the following unvested Executive Retirement Contributions made in fiscal 2019: Mr. Clouse, $49,615; Mr. McLoughlin, $55,423; Mr. Abrams-Rivera, $56,481; Mr. Ciongoli, $72,470; Mr. Mignini, $80,000.

(2) The amounts listed above include earnings on unvested Executive Retirement Contributions, which would be subject to forfeiture if the vesting conditions are not met. The amount of earnings on unvested Executive Retirement Contributions is as follows: Mr. Clouse, $287; Mr. McLoughlin, $985; Mr. Abrams-Rivera, $5,599; Mr. Ciongoli, $18,853; Mr. Mignini, $44,794.

(3) The amounts listed above for each NEO, other than Messrs. Clouse and Abrams-Rivera, include amounts previously reported in summary compensation tables as salary, annual incentive payments or the value of grants of restricted stock. Messrs. Clouse and Abrams-Rivera did not appear in any summary compensation tables prior to fiscal 2018.

(4) The amounts listed for Messrs. Clouse, Abrams-Rivera, Ciongoli and Mignini do not include unvested Executive Retirement Contributions. The unvested amounts are subject to forfeiture if vesting conditions are not met and are as follows: Mr. Clouse, $49,902; Mr. Abrams-Rivera, $235,502; Mr. Ciongoli, $411,927; Mr. Mignini, $763,015. In addition, Mr. McLoughlin forfeited $75,876 of unvested Executive Retirement Contributions when he ceased to serve as Interim President and CEO. Mr. Mignini's vested and unvested amounts also include a dividend of $8,775 from one of the investment funds that was retroactively added to his account in fiscal 2018.

(5) This amount represents the deferred value of the stock portion of Mr. McLoughlin's fiscal 2019 non-employee director compensation. Please see pages 29 and 30 for a full description of the fiscal 2019 non-employee director compensation program.

The Deferred Compensation Plan and the Supplemental Retirement Plan are unfunded nonqualified deferred compensation plans maintained for the purpose of providing our eligible U.S.-based executives and key managers the opportunity to defer a portion of their earned compensation. Currently, participants may defer up to 90% of their annual incentive compensation. The ability of executives to defer all or a portion of their long-term incentive awards was eliminated in fiscal 2009, and the ability to defer base salary was eliminated as of January 1, 2011.

For those individuals whose base salary and annual incentive compensation exceed the IRC indexed compensation limit for the 401(k) plan ($275,000 and $280,000 for calendar years 2018 and 2019, respectively) and who participate in the 401(k) plan, we credit such individual's Supplemental Retirement Plan account with an amount equal to the matching contribution we would have made to the 401(k) plan but for the compensation limit (supplemental 401(k) program). These contributions are fully vested.

We will also credit an eligible participant's Supplement Retirement Plan account with an Executive Retirement Contribution equal to 10% of the participant's base salary and annual incentive. Eligible participants are U.S.-based senior executives who were hired on or after January 1, 2011 and who do not participate in the MCHP. The Executive Retirement Contributions do not begin to vest until the participant has attained age 55 and completed at least five years of service with Campbell. For additional information on the Executive Retirement Contribution and vesting criteria, please see page 61.

Each participant's contributions to the plans are credited to a notional investment account in the participant's name. Gains and losses in the participant's account are based on the performance of the investment choices the participant has selected. For deferral accounts, seven investment choices are available, including the Campbell Stock Account. In addition to the Stock Account, participants have the opportunity to invest in: (i) Vanguard's Institutional Index Fund;

(ii) Vanguard's Extended Market Index Fund; (iii) Vanguard's Total International Stock Index Fund; (iv) Vanguard's Total Bond Market Index Fund; (v) Vanguard's Short-Term Bond Index Fund and (vi) BlackRock's Short-Term Investment Fund. These investment choices are also available to all participants in the Company's 401(k) plan, along with several additional investment choices. A participant may reallocate his or her investment account at any time among the seven investment choices, except that reallocations of the Stock Account must be made in compliance with our insider trading policy. Dividends on amounts invested in the Stock Account may be reallocated among the seven investment accounts.

Potential Payments Upon Termination or Change in Control

The following table describes potential incremental payments upon termination of a NEO's employment under various circumstances.

	Termination for Cause	Voluntary Resignation (prior to the vesting or payment date)	Retirement (age 55, 5 years of service)
AIP/Annual Incentive	Forfeited	Forfeited	Pro rata portion for the current fiscal year based upon length of employment during the fiscal year, paid out based on business unit/Company performance and individual performance
Unvested time-lapse RSUs; Unvested EPS performance RSUs	Forfeited	Forfeited	100%, provided that the NEO retires at least six months after the grant date and provided further that the grant documents don't require the NEO to be employed by us on the vesting date; EPS Performance RSUs will be paid out at the end of the restriction period based upon our EPS performance
Unvested TSR and FCF performance RSUs	Forfeited	Forfeited	Pro rata portion of any TSR or FCF performance-restricted share units based on length of employment during the applicable restriction period, provided the NEO retires at least six months after the grant date; the pro rata portion will be paid out at the end of the restriction period based upon the vesting criteria being met
Unvested stock options	Forfeited	Forfeited	Options will continue to vest according to original schedule, provided the NEO retires at least six months after the grant date
Vested, unexercised stock options	Forfeited	Exercise within 3 months, or expiration, whichever is earlier	Exercise until expiration date
Vested Pension	Keep 100%	Keep 100%	Keep 100%
Vested Deferred Compensation Amounts	Keep 100%	Keep 100%	Keep 100%
Vested Executive Retirement Contributions	Keep 100%	Keep 100%	Keep 100%
Unvested Executive Retirement Contributions	Forfeited	Forfeited	Percentage will be paid based on NEO's age at time of retirement

	Involuntary Termination Without Cause	**Death or Total Disability**	
AIP/Annual Incentive	Pro rata portion for the current fiscal year based on length of employment during the fiscal year, provided the NEO was employed for at least three months in the fiscal year, paid out based upon business unit/Company performance and individual performance	Pro rata portion for the current fiscal year based upon length of employment during the fiscal year, paid out based on business unit/Company performance and individual performance	
Unvested time-lapse RSUs; **Unvested EPS performance RSUs**	Pro rata portion will be paid based on length of employment during the applicable restriction period, provided the NEO was employed for at least six months following the grant date; the pro rata portion of EPS Performance RSUs will be paid out at the end of the restriction period based upon our EPS performance	*Retirement eligible (age 55, 5 years of service):* 100%, provided that the death/disability occurs at least six months after the grant date and provided further that the grant documents don't require the NEO to be employed by us on the vesting date; EPS Performance RSUs will be paid out at the end of the restriction period based upon our EPS performance	*Not retirement eligible:* Pro rata portion will be paid based on length of employment during the applicable restriction period, provided the NEO was employed for at least six months following the grant date; the pro rata portion of EPS Performance RSUs will be paid out at the end of the restriction period based upon our EPS performance
Unvested TSR and FCF performance RSUs	Pro rata portion of any TSR or FCF performance-restricted share units based on length of employment during the applicable restriction period, provided the NEO's employment continued at least six months after the grant date; the pro rata portion will be paid out at the end of the restriction period based upon the vesting criteria being met	Pro rata portion of any TSR or FCF performance-restricted share units based on length of employment during the applicable restriction period, provided the death/disability occurs at least six months after the grant date; the pro rata portion will be paid out at the end of the restriction period based upon the vesting criteria being met	
Unvested stock options	Forfeited	Options will continue to vest according to original schedule, provided the death/disability occurs at least six months after the grant date	
Vested, unexercised stock options	Exercise within one year of termination, or option expiration, whichever is earlier	Exercise until expiration date	
Vested Pension	Keep 100%	Keep 100%	
Vested Deferred Compensation Amounts	Keep 100%	Keep 100%	
Vested Executive Retirement Contributions	Keep 100%	Keep 100%	
Unvested Executive Retirement Contributions	Percentage will be paid based on NEO's length of employment and age at time of termination	All unvested amounts will vest regardless of age and/or length of employment at the time of death/disability	

Severance Policy

We maintain the Campbell Soup Company Executive Severance Plan, which provides severance benefits for the CEO and other executive officers who report to the CEO, including the NEOs. An NEO will receive severance benefits equal to two times the officer's base salary if the officer's employment is involuntarily terminated by the Company without cause (as such terms are defined in the Executive Severance Plan). The severance benefits include two years of medical benefits and life insurance unless the officer obtains medical benefits or life insurance from another employer. Change in control severance benefits, which are based on a separate written agreement with each NEO, are described below.

In order to receive severance payments, NEOs must execute a severance agreement and general release that releases the Company from any claims brought by the officer, contains provisions prohibiting the officer from disparaging us, and incorporates provisions from the officer's non-competition agreement (signed by all officers at the time they are hired), which prohibits the officer from soliciting our employees to work elsewhere and from competing with us for a period of twelve months following termination. Severance payments are made bi-weekly over a two-year period in accordance with our normal payroll processes.

Mr. Mignini is currently receiving and Mr. DiSilvestro will receive severance benefits under the Campbell Soup Company Executive Severance Plan.

Change in Control

We have double-trigger CIC Agreements with Messrs. Clouse, Abrams-Rivera, Ciongoli and DiSilvestro. We did not enter into a CIC Agreement with Mr. McLoughlin due to the interim nature of his role. The CIC Agreement with Mr. Mignini expired when he ceased to be employed by the Company. The double-trigger provisions require the occurrence of the following two events in order for an executive to receive payments and benefits:

(1) a change in control; and

(2) the executive's employment must be terminated involuntarily and without cause (or with respect to benefits provided under the CIC Agreements and the LTI Program, terminated voluntarily for good reason) within two years following the change in control.

Generally, a "Change in Control" will be deemed to have occurred in any of the following circumstances:

(i) the acquisition of 25% or more of the outstanding voting stock of the Company by any person or entity, with certain exceptions for descendants of the Company's founder;

(ii) the persons serving as directors of the Company as of a date specified in the agreement, and those replacements or additions subsequently approved by a two-thirds vote of the Board, cease to make up more than 50% of the Board;

(iii) a merger, consolidation or share exchange in which the shareholders of the Company prior to the merger wind up owning 50% or less of the surviving corporation; or

(iv) a complete liquidation or dissolution of the Company or disposition of all or substantially all of the assets of the Company.

CIC Agreements entered into prior to January 1, 2011 provide a Gross-Up Payment if the NEO's aggregate amount of CIC Payments is equal to, or more than, 3.10 times the amount of the NEO's applicable "base amount" under IRC Section 280G. However, if the NEO's aggregate amount of CIC Payments is less than 3.10 times the amount of the NEO's applicable "base amount" under IRC Section 280G, the NEO will not receive Gross-Up Payments and the CIC Payments will be reduced, if the reduction would result in the NEO retaining a greater net after-tax value of such CIC Payments.

In March 2010, the Committee determined that effective for any CIC Agreement entered into after January 1, 2011, the provision for Gross-Up Payments would be eliminated. Mr. DiSilvestro is the only NEO to enter into a CIC Agreement prior to January 1, 2011, and his CIC Agreement does provide for a Gross-Up Payment. However, Mr. DiSilvestro's employment with the Company will end on March 31, 2020 and at that point, no CIC Agreement with any NEO will provide for Gross-Up Payments.

We also have change in control provisions in our AIP, our long-term incentive plans and our U.S. retirement plans and these provisions apply equally to all participants in the plans, including the NEOs. Our long-term incentive plan contains an additional change in control provision that applies in the event of a change in control where the surviving entity does not assume outstanding long-term incentive awards or substitute equivalent equity for the outstanding long-term incentive awards. Under this provision, termination of employment within two years is not required for vesting.

The following table generally summarizes the treatment of various compensation elements for the NEOs in the event of a change in control and termination of employment within two years.

Compensation Element	Applicable Plan or Arrangement	Treatment
Base Salary	CIC Agreement	Lump sum payment equal to 2.5x base salary
Annual incentive compensation	CIC Agreement	Lump sum pro-rata payment of annual incentive for the fiscal year in which termination occurs, based on the number of days employed in the fiscal year. An additional lump sum payment equal to 2.5x annual incentive target, which is based on the higher of the NEO's actual target or the average annual incentive payout over the prior two years
Medical benefits and life insurance	CIC Agreement	Provided at Campbell's expense for the lesser of (a) 30 months or (b) the number of months remaining until the NEO's 65th birthday
Pension, 401(k) benefits and Executive Retirement Contributions	CIC Agreement	Lump sum based on a straight life annuity, commencing at age 65, assuming the executive would have remained employed until the earlier of (a) 30 months or (b) age 65
Performance-restricted share units	Campbell Soup Company 2015 Long-Term Incentive Plan*	NEO would become vested in, and restrictions would lapse on, the greater of (i) fifty percent (50%) of any unvested performance-restricted share units or (ii) a pro rata portion of such unvested performance-restricted share units based on the portion of the performance period that has elapsed prior to the date of the change in control
Time-lapse restricted share units	Campbell Soup Company 2015 Long-Term Incentive Plan*	All restrictions lapse immediately and all such units would become fully vested
Non-qualified stock options	Campbell Soup Company 2015 Long-Term Incentive Plan*	All options would vest and become immediately exercisable

* Our long-term incentive plan contains an additional change in control provision that applies in the event of a change in control where the surviving entity does not assume outstanding long-term incentive awards or substitute equivalent equity for the outstanding long-term incentive awards. Under this provision, outstanding long-term incentive awards vest in the same manner as set forth in the table above; however, termination of employment within two years is not required for vesting.

Tables

The following tables display the incremental payments that would be made and the value of equity awards that would vest in the event of termination of employment of an NEO for the reasons listed. If an NEO is eligible to retire, the amounts listed below for voluntary resignation and retirement are the same. Messrs. DiSilvestro and Mignini were eligible to retire on the last day of fiscal 2019. In addition to the amounts in the following tables, the NEOs would be entitled to any vested pension benefits and any vested amounts in deferred compensation accounts that are disclosed above in the 2019 Pension Benefits table and the 2019 Nonqualified Deferred Compensation table.

Mr. McLoughlin, our former Interim President and CEO, was not an employee of the Company on the last day of the fiscal year but had returned to the Campbell Board as an independent director. As such, he was not eligible for any post-termination payments.

Assumptions

The specific assumptions that were used to prepare each table are listed directly below each individual table.

Mark A. Clouse

Incremental Benefits and Payments upon Termination	Voluntary Resignation	Retirement	Death/ Total Disability	Involuntary Termination Without Cause	Change in Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
•Performance-Restricted Share Units	—	—	$ 559,104	$ 559,104	$ 1,490,985
•Time-Lapse Restricted Share Units	—	—	$ 455,516	$ 455,516	$ 1,490,985
•Non-Qualified Stock Options	—	—	$ 1,962,150	—	$ 1,962,150
•Dividend Equivalent Accruals	—	—	—	—	$ 76,440
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 16,522	$ 20,653
— 401(k) Company Contribution	—	—	—	—	$ 49,000
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 37,828
— Executive Retirement Contribution	—	—	$ 49,902	—	$ 124,038
Severance:					
— Cash	—	—	—	$2,000,000	$ 6,000,000
TOTAL:	—	—	$3,026,672	$ 3,031,142	$11,252,079

The amounts shown in the table above assume that termination occurred as of July 28, 2019, and use a stock price of $40.96, which was our closing stock price on July 26, 2019, the last trading day of fiscal 2019. The amounts included with respect to performance-based restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 65.

Anthony P. DiSilvestro

Incremental Benefits and Payments upon Termination	Voluntary Resignation	Retirement	Death/ Total Disability	Involuntary Termination Without Cause	Change in Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
•Performance-Restricted Share Units	$ 1,568,153	$ 1,568,153	$ 1,568,153	$ 1,568,153	$ 1,507,656
•Time-Lapse Restricted Share Units	$ 436,060	$ 436,060	$ 436,060	$ 436,060	$ 436,060
•Non-Qualified Stock Options	$ 232,092	$ 232,092	$ 232,092	$ 232,092	$ 232,092
•Dividend Equivalent Accruals	—	—	—	—	$ 124,998
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 26,474	$ 33,093
— 401(k) Company Contribution	—	—	—	—	$ 28,000
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 42,300
— Pension	—	—	—	—	$1,335,535
Severance:					
— Cash	—	—	—	$1,406,000	$3,339,250
— Excise Tax Gross Up	—	—	—	—	$ 2,365,912
TOTAL:	$2,236,305	$2,236,305	$2,236,305	$3,668,779	$9,444,896

The amounts shown in the table above assume that termination occurred as of July 28, 2019, and use a stock price of $40.96, which was our closing stock price on July 26, 2019, the last trading day of fiscal 2019. The amounts included with respect to performance-based restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 65.

Mr. DiSilvestro's role as Senior Vice President and Chief Financial Officer of the Company ended on September 30, 2019, and he ceased being an executive officer of the Company. Mr. DiSilvestro will continue to be employed by the Company until March 31, 2020. During this time, Mr. DiSilvestro will assist in the first-quarter financial closing, the closing of the divestiture of Arnott's and certain other international operations and the transitioning of his duties to the new chief financial officer. After his employment ends, Mr. DiSilvestro will be entitled to receive severance benefits beginning in April of 2020 under the terms of the Executive Severance Plan equal to two times his base salary or, $1,406,000, and two years of medical benefits and life insurance.

Carlos Abrams-Rivera

Incremental Benefits and Payments upon Termination	Voluntary Resignation	Retirement	Death/ Total Disability	Involuntary Termination Without Cause	Change in Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	$ 556,524	$ 556,524	$ 556,524
• Time-Lapse Restricted Share Units	—	—	$ 580,731	$ 580,731	$ 1,657,365
• Dividend Equivalent Accruals	—	—	—	—	$ 88,422
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 37,892	$ 47,365
— 401(k) Company Contribution	—	—	—	—	$ 49,000
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 49,843
— Executive Retirement Contribution	—	—	$ 235,502	—	$ 141,203
Severance:					
— Cash	—	—	—	$1,340,000	$2,903,488
TOTAL:	—	—	$1,372,757	$2,515,147	$5,493,210

The amounts shown in the table above assume that termination occurred as of July 28, 2019, and use a stock price of $40.96, which was our closing stock price on July 26, 2019, the last trading day of fiscal 2019. The amounts included with respect to performance-based restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 65.

Adam G. Ciongoli

Incremental Benefits and Payments upon Termination	Voluntary Resignation	Retirement	Death/ Total Disability	Involuntary Termination Without Cause	Change in Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	$ 1,335,091	$1,335,091	$1,335,091
• Time-Lapse Restricted Share Units	—	—	$ 457,892	$ 457,892	$ 693,453
• Non-Qualified Stock Options	—	—	$ 210,544	—	$ 210,544
• Dividend Equivalent Accruals	—	—	—	—	$ 138,136
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 32,402	$ 40,503
— 401(k) Company Contribution	—	—	—	—	$ 49,000
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 77,823
— Executive Retirement Contribution	—	—	$ 411,927	—	$ 181,175
Severance:					
— Cash	—	—	—	$1,449,400	$ 3,261,150
TOTAL:	—	—	$ 2,415,454	$3,274,785	$5,986,875

The amounts shown in the table above assume that termination occurred as of July 28, 2019, and use a stock price of $40.96, which was our closing stock price on July 26, 2019, the last trading day of fiscal 2019. The amounts included with respect to performance-based restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 65.

Luca Mignini

Incremental Benefits and Payments upon Termination	Voluntary Resignation	Retirement	Death/ Total Disability	Involuntary Termination Without Cause	Change in Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	—	$1,660,628	—
• Time-Lapse Restricted Share Units	—	—	—	$1,796,016	—
• Non-Qualified Stock Options	—	—	—	$ 459,415	—
• Dividend Equivalent Accruals	—	—	—	—	—
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 22,526	—
— 401(k) Company Contribution	—	—	—	—	—
— 401(k) Supplemental Company Contribution	—	—	—	—	—
— Executive Retirement Contribution	—	—	—	—	—
Severance:					
— Cash	—	—	—	$1,600,000	—
TOTAL:	—	—	—	$5,538,585	—

Mr. Mignini's role as Executive Vice President of the Company ended on July 31, 2019, and he ceased to be an executive officer and an employee of the Company on July 31, 2019. The amounts shown in the table above under the "Involuntary Termination Without Cause" column are the actual amounts Mr. Mignini is entitled to receive under the terms of the Executive Severance Plan and use a stock price of $41.34, which was our closing stock price on July 31, 2019. Payments to Mr. Mignini under the Executive Severance Plan commenced in August, 2019.

CEO Pay Ratio Disclosure

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO to the annual total compensation of the median-paid employee of the Company ("Median Employee"). Our CEO to median employee pay ratio was calculated in accordance with Item 402(u) of Regulation S-K, and represents a reasonable estimate.

In fiscal 2019, we re-identified our Median Employee due to the impact of acquisitions and divestitures. To identify our Median Employee, we determined the fiscal 2019 base salary, our consistently applied compensation measure, for each of our 17,100 full-time, part-time, temporary and seasonal employees, excluding our CEO, Mark A. Clouse, who were employed by us on July 1, 2019. For the fiscal 2019 calculation, we included employees of the two businesses we acquired during fiscal 2018, Pacific Foods and Snyder's-Lance, and excluded the employees who were no longer employed by the Company as of July 1, 2019 as a result of the Campbell Fresh divestitures. No cost of living adjustments were applied. For an employee paid in a currency other than U.S. dollars, we converted annual base salary into U.S. dollars, using exchange rates as of July 1, 2019. Based on this data and process, we determined that our Median Employee was an hourly employee with an annual base salary of $47,216. We then calculated the annual total compensation for our Median Employee using the methodology established for disclosing NEO compensation in the Summary Compensation Table, which resulted in our median employee having annual total compensation of $60,357.

Because Mr. Clouse's hire date was January 22, 2019, certain portions of his compensation were annualized to represent his full-year compensation. The annualized fiscal 2019 compensation for Mr. Clouse, was $8,491,078, which equals Mr. Clouse's compensation as reported in the Summary Compensation Table plus an additional amount that reflects the annualizing of his base salary, AIP award and certain other compensation. Therefore, the ratio of our CEO's annual total compensation to the Median Employee's annual total compensation was 141 to 1.

The pay ratio disclosure provided above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the pay ratio disclosure may not be comparable to the pay ratio reported by other companies.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

September 23, 2019 is the record date for the 2019 Annual Meeting. The holders of a majority of the shares outstanding and entitled to vote as of the record date, present in person or represented by proxy, will constitute a quorum for the meeting.

OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of September 23, 2019, the beneficial ownership of Campbell's stock by each director, director nominee and named executive officer, and by all directors, named executive officers and executive officers as a group. There were 301,186,638 shares of Campbell stock issued and outstanding on September 23, 2019. Unless otherwise indicated, each of the named individuals and each member of the group have sole voting and sole investment power with respect to the shares beneficially owned.

	Number of Shares	Number of Shares Acquirable Within 60 Days	Total Number of Shares Beneficially Owned	Percent of Class	Number of Phantom Units of Campbell Stock in Deferred Compensation Accounts(a)
Fabiola R. Arredondo	8,293	0	8,293	*	0
Howard M. Averill	437	0	437	*	7,249
John P. Bilbrey	1,797	0	1,797	*	0
Mark A. Clouse	0	0	0	*	0
Bennett Dorrance(b)	45,391,480	0	45,391,480	15.07	37,344
Maria Teresa Hilado	4,330	0	4,330	*	4,022
Sarah Hofstetter	277	0	277	*	4,629
Randall W. Larrimore	15,906	0	15,906	*	0
Marc B. Lautenbach	1,433	0	1,433	*	15,001
Mary Alice D. Malone(c)	53,278,156	0	53,278,156	17.69	56,624
Keith R. McLoughlin	52,385	0	52,385	*	9,653
Kurt T. Schmidt	277	0	277	*	7,512
Nick Shreiber	34,265	0	34,265	*	0
Archbold D. van Beuren(d)	10,240,223	0	10,240,223	3.40	2,000
Carlos Abrams-Rivera	11,024	6,961	17,985	*	0
Adam G. Ciongoli	48,988	166,549	215,537	*	0
Anthony P. DiSilvestro	79,562	185,356	264,918	*	1,768
Luca Mignini	85,437	192,691	278,128	*	0
All directors, named executive officers and executive officers as a group (22 persons)	109,283,275	599,092	109,882,367	36.48	164,103

* Indicates ownership of less than 1% of the total outstanding shares

(a) The amounts shown in this column are the number of phantom units of Campbell stock held in each individual's deferred compensation account. These phantom units do not carry voting rights, but the individuals do have a pecuniary interest in these units.

(b) Bennett Dorrance is a grandson of John T. Dorrance (founder of Campbell Soup Company) and the brother of Mary Alice D. Malone. Share ownership shown above includes 24,978 shares held directly by Mr. Dorrance, 462,994 shares held by the Bennett Dorrance Revocable Trust and the following shares held by partnerships or corporate entities owned or controlled by Mr. Dorrance: ABD Investments LP, 17,019,341 shares; Guillermo Investments, LLC, 27,876,085 shares; and Hank, Inc., 8,082 shares. Mr. Dorrance is deemed to be the beneficial owner of all shares shown above.

Share ownership includes 12,000,000 shares that are pledged to banks as collateral for loans. Since October 2012, Mr. Dorrance has reduced the number of pledged shares by 21,569,355 shares, or approximately 64%. See also "Principal Shareholders" below.

(c) Mary Alice D. Malone is a granddaughter of John T. Dorrance and the sister of Bennett Dorrance. Share ownership shown above includes 39,942,306 shares held by the Mary Alice Dorrance Malone Revocable Trust, 103,974 shares held by a trust for the benefit of Ms. Malone's daughter, of which Ms. Malone is a trustee, and the following shares held by corporate entities owned or controlled by Ms. Malone: Contango, LP, 13,230,543 shares; and Hera, Inc., 1,333 shares. Ms. Malone is deemed to be the beneficial owner of all shares shown above. See also "Principal Shareholders" below.

(d) Archbold D. van Beuren is a great-grandson of John T. Dorrance. Share ownership shown above includes 9,833,337 shares held by MSVT, LLC over which he, as a one-third owner of the manager of MSVT, LLC, has shared voting power. MSVT, LLC is the successor entity to the Major Stockholders' Voting Trust ("Voting Trust") and was formed in 2019 by certain descendants (and spouses, fiduciaries and related foundations) of the late John T. Dorrance.

Beneficial ownership previously attributed to the Voting Trust included shares that were beneficially owned by one of the voting trustees who has no affiliation with MSVT, LLC and, therefore, are not reported in the table above.

Share ownership shown above also includes 406,886 shares, over which he has both sole voting and dispositive power. Share ownership shown above does not include 704,520 shares held in three separate trusts established by Mr. van Beuren and his wife, which are managed by a third-party trustee and as to which he disclaims beneficial ownership.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding persons or entities that, to the best of our knowledge, were beneficial owners of more than 5% of our outstanding common stock.

Name/Address	Amount/Nature of Beneficial Ownership	Percent of Outstanding Stock(1)
Bennett Dorrance DMB Associates 7600 E. Doubletree Ranch Road Scottsdale, AZ 85258	45,391,480(2)	15.07%
Mary Alice D. Malone Iron Spring Farm, Inc. 75 Old Stottsville Road Coatesville, PA 19320	53,278,156(3)	17.69%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	21,431,344(4)	7.11%
Third Point LLC 390 Park Avenue, 19th Floor New York, NY 10022	17,290,000(5)	5.74%

(1) Based on 301,186,638 shares of common stock outstanding as of September 23, 2019.

(2) A director nominee. See note (b) on page 70.

(3) A director nominee. See note (c) on page 70.

(4) The number of shares reported above is based solely on our review of a Schedule 13G/A filed by The Vanguard Group on February 11, 2019 regarding its holdings as of December 31, 2018. The Vanguard Group also reported that, as of December 31, 2018, it had sole voting power for 224,861 shares of our common stock, sole dispositive power for 21,115,246 shares of our common stock, shared voting power for 89,148 shares of our common stock and shared dispositive power for 316,098 shares of our common stock.

(5) The number of shares reported above is based solely on our review of a Schedule 13D filed by Third Point LLC with the SEC on September 4, 2019.

Unless otherwise noted, the foregoing information relating to Principal Shareholders is based upon our stock records and data supplied to us by the holders as of September 23, 2019.

OTHER INFORMATION

SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2020 ANNUAL MEETING

The table below summarizes the requirements for shareholders who wish to submit proposals or director nominations for the 2020 Annual Meeting of Shareholders. Shareholders are encouraged to consult Rule 14a-8 of the Exchange Act and our By-Laws, as appropriate, to see all applicable requirements.

	Proposals for inclusion in 2020 Proxy Statement	Other proposals/nominees to be presented at the 2020 Annual Meeting*
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our 2020 Proxy Statement by satisfying the requirements set forth in Rule 14a-8 of the Exchange Act	Shareholders may present proposals or director nominations directly at the 2020 Annual Meeting (and not for inclusion in our proxy materials) by satisfying the requirements set forth in Article II, Sections 8 and 9 of our By-Laws**
When proposal must be received by Campbell	No later than June 6, 2020	No earlier than August 22, 2020, and no later than September 21, 2020
Where to send	**By mail:** Office of the Corporate Secretary, 1 Campbell Place, Camden, New Jersey 08103 **By fax:** (856) 342-3889	
What to include	The information required by Rule 14a-8	The information required by our By-Laws**

* Any proposal without the required notice will not be considered properly submitted under our By-Laws. Any proposal that is received by us after September 21, 2020, will not be considered filed on a timely basis under Rule 14a-4(c)(1). Proposals that are not properly submitted or timely filed will not be presented at the Annual Meeting. For proposals that are properly submitted and timely filed, SEC rules permit management to retain

discretion to vote proxies we receive, provided that: (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion; and (2) the proponent does not issue a proxy statement.

** Our By-Laws are available in the corporate governance section of our website at www.campbellsoupcompany.com.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for action at the meeting. If other matters come before the meeting, it is the intention of the directors' proxy to vote on such matters in accordance with his or her best judgment.

<p style="text-align:center">*   *   *   *   *</p>

By order of the Board of Directors,

Charles A. Brawley, III
Vice President, Corporate Secretary and
Deputy General Counsel

Camden, New Jersey
October 4, 2019

APPENDIX A

NON-GAAP FINANCIAL MEASURES

Campbell Soup Company uses certain non-GAAP financial measures, as defined by the Securities and Exchange Commission, in this proxy statement. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures. Management believes that also presenting certain non-GAAP financial measures provides additional information to facilitate comparison of the Company's historical operating results and trends in our underlying operating results, and provides transparency on how we evaluate our business. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Please see the Annual Report on Form 10-K for the fiscal year ended July 28, 2019 for a reporting of our financial results in accordance with GAAP. The non-GAAP measures included in this proxy statement that need to be reconciled are adjusted EBIT and adjusted EPS from continuing operations.

The following information is provided to reconcile the non-GAAP financial measures disclosed in this proxy statement to their most comparable GAAP measures.

Items Impacting Earnings

(dollars in millions)	As Reported	2019 Restructuring Charges, Implementation Costs and Other Related Costs	Impairment Charges	Pension Settlement	Tax Reform	Pension and Postretirement Benefit Mark-to-Market	Adjusted
Earnings from continuing operations attributable to Campbell Soup Company	$474	$ 92	$ 13	$22	$ 2	$ 93	$ 696
Add: Net earnings (loss) attributable to noncontrolling interests	—	—	—	—	—	—	—
Add: Taxes on earnings	151	29	3	6	(2)	29	216
Add: Interest, net	354	—	—	—	—	—	354
Earnings before interest and taxes	$979	$121	$16	$28	$—	$122	$1,266

	2019 Diluted EPS Impact
Earnings from contributing operations attributable to Campbell Soup Company, as reported	$1.57
Restructuring charges, implementation costs and other related costs	0.30
Impairment charges	0.04
Pension settlement	0.07
Tax reform	0.01
Pension and postretirement benefit mark-to-market	0.31
Adjusted Earnings from continuing operations attributable to Campbell Soup Company	$2.30

In 2019, Earnings from continuing operations attributable to Campbell Soup Company were impacted by the following:

- $121 million ($92 million after tax, or $0.30 per share) of restructuring charges, implementation costs and other related costs associated with restructuring and cost savings initiatives;
- $16 million ($13 million after tax, or $0.04 per share) of impairment charges related to the European chips business;
- $28 million ($22 million after tax, or $0.07 per share) of pension settlement charges associated with a U.S. pension plan;
- a $2 million ($0.01 per share) tax expense due to the enactment of the Tax Cuts and Jobs Act that was signed into law in December 2017; and
- $122 million ($93 million after tax, or $0.31 per share) of losses associated with mark-to-market adjustments for defined benefit pension and postretirement plans.

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MEETING INFORMATION

LOCATION

Campbell Soup Company
World Headquarters
One Campbell Place
Camden, NJ 08103

ADMISSION

To attend the meeting in person, you will need proof of share ownership and government-issued photographic identification

 If you get lost, our receptionist will be glad to help you find us.
Call us at (856) 342-4800, extension 2225.

 **Responsibility.** To connect to our Corporate Social Responsibility Report, go to www.campbellcsr.com.

 **Twitter.** Follow us @CampbellSoupCo for tweets about our company, programs and brands.

 **Careers**. To explore career opportunities, visit us at careers.campbellsoupcompany.com.

 **Instagram.** Follow us @CampbellSoupCo for stories about our company and brands.

 **On the Web.** Visit us at www.campbellsoupcompany.com for company news and information.

 **Hungry?** Visit us at www.campbellskitchen.com for mouthwatering recipes.

Prepared by www.argyleteam.com



The papers utilized in the production of this proxy statement are all certified for Forest Stewardship Council (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This proxy statement was printed by DG3 North America. DG3's facility uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.



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